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Exhibit 99.5

2012

ANNUAL INFORMATION FORM

For the year ended December 31, 2012

March 6, 2013

INTRODUCTION

This document is the Annual Information Form of Talisman Energy Inc. for the year ended December 31, 2012.

Unless the context indicates otherwise, references in this Annual Information Form to "Talisman" or the "Company" include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of "Talisman" or the "Company" to refer to these other legal entities and partnership interests does not constitute a waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

All dollar amounts in this Annual Information Form are presented in US dollars, except where otherwise indicated.

Information related to applicable exchange rates and abbreviations is located near the end of this Annual Information Form; information related to the presentation of reserves data and other oil and gas information is located in the Advisories and in Schedule "A". Please refer to the table of contents.

Readers are directed to the "Forward-Looking Information" section contained in the Advisories in this Annual Information Form.

CORPORATE STRUCTURE

Talisman Energy Inc. is incorporated under the Canada Business Corporations Act. The Company's registered and head office is located at Suite 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5. Talisman, headquartered in Calgary, Alberta, is a Canadian-based upstream oil and gas company.

The following table lists the material operating subsidiaries owned directly or indirectly by Talisman, their jurisdictions of incorporation and the percentage of voting securities beneficially owned, controlled or directed by Talisman as at December 31, 2012.

Name of Subsidiary(1)	Jurisdiction of Incorporation/Formation	Percentage of Voting Securities Owned(2)

Talisman Energy Canada Partnership(3)	Alberta	100%

Talisman Energy USA Inc.	Delaware	100%

Talisman Energy Norge AS	Norway	100%

Talisman (Corridor) Ltd.	Barbados	100%

Talisman (Vietnam15-2/01) Ltd.	Alberta	100%

Talisman Malaysia Limited	Barbados	100%

Talisman Malaysia (PM3) Limited	Barbados	100%

Talisman (Algeria) BV	The Netherlands	100%

1)
In addition to the above list of material subsidiaries, Talisman also holds a 51% equity interest in Talisman Sinopec Energy UK Limited and a 49% equity interest in Equión Energia Limited. As at December 31, 2012, Talisman's interest in both of these entities was accounted for using proportionate consolidation.

2)
None of the subsidiaries listed in the above table have any non-voting securities outstanding.

3)
Talisman Energy Canada is an Alberta general partnership which currently carries on substantially all of Talisman's conventional Canadian oil and gas operations.

The above table does not include all of the subsidiaries of Talisman. The assets, sales and operating revenues of unnamed operating subsidiaries individually did not exceed 10% and, in the aggregate, did not exceed 20% of the total consolidated assets or total consolidated sales and operating revenues, respectively, of Talisman, as at and for the year ended December 31, 2012.

GENERAL DEVELOPMENT OF THE BUSINESS

Strategy

Formerly a subsidiary of BP p.l.c., Talisman began independent operations in 1992, after BP p.l.c. sold its holding in BP Canada through a secondary offering to the public. Since that time, Talisman has grown to become one of the largest Canadian-based independent oil and gas producers, through a combination of exploration, development and acquisitions, and now has operations in a number of areas throughout the world.

Over the past three years, prior to September 2012, Talisman's business strategy was to focus the Company on long-term profitable growth from its shale operations in North America and its operations in Southeast Asia, on stable production and cash flow from its North Sea operations, and to position the Company for renewal via high impact exploration.

In September 2012, following a strategic review of the business, Talisman's Board of Directors ("Board") decided that the Company needed to shift its focus to a more disciplined approach for managing capital investments and increasing profitability. On

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       1

September 10, 2012, Mr. Hal Kvisle, who was a director of Talisman, was appointed as President and Chief Executive Officer replacing Mr. John Manzoni who had been President and Chief Executive Officer since 2007.

Talisman is focused on significantly increasing total shareholder returns and near-term profitability; in particular, cash flow per share growth. To achieve this, Talisman has set four key priorities:

•
Living within its means;

•
Focusing its capital program;

•
Improving operational performance and reducing cost structure; and

•
Unlocking the net asset value of the Company's portfolio.

Specific Events in the Past Three Years

Significant events that contributed to the development of Talisman's business over the last three years include the following:

2010

North America

•
Talisman acquired 37,000 net acres in the liquids-rich Eagle Ford shale play in south Texas. Talisman entered into a 50/50 joint venture with a subsidiary of Statoil ASA ("Statoil") and completed the acquisition of additional Eagle Ford shale properties in Texas. The net cost to Talisman of this new acreage was $488 million.

•
During the year, Talisman sold non-core assets in Canada for aggregate proceeds of approximately $2 billion.

Southeast Asia

•
Talisman acquired a 25% interest in the onshore Jambi Merang PSC in Indonesia. At the Corridor PSC, 500 bcf of gross expected sales volumes were added through new contractual arrangements.

North Sea

•
Talisman achieved first production from the Burghley and Auk North developments in the UK.

Exploration

•
Talisman entered into a farm-in arrangement with a subsidiary of San Leon Energy PLC to earn a 60% interest in three Baltic shale gas concessions in Poland.

2011

North America

•
Talisman completed two transactions with a subsidiary of Sasol Limited ("Sasol") in the Montney shale play in British Columbia. Sasol acquired a 50% working interest in the Farrell Creek assets and Cypress A assets for approximately $500 million and approximately $1.6 billion of certain future development costs.

•
Talisman acquired approximately 191,000 net acres of undeveloped land in the Alberta Duvernay shale play for total consideration of approximately $580 million, bringing its land position in the area to 357,000 net acres.

Southeast Asia

•
Talisman achieved first gas from the Jambi Merang PSC in Indonesia in April and first oil from the Kitan field in Joint Petroleum Development Area ("JPDA") 06-105 in Australia/Timor Leste in October.

•
In December, Talisman approved the sanctioning of the development of the Hai Su Trang and Hai Su Den ("HST/HSD") project in Block 15-2/01 in Vietnam.

Exploration

•
In January, Talisman and Ecopetrol S.A. ("Ecopetrol") completed the acquisition of BP Exploration Company (Colombia) Limited ("BPXC"), an indirect wholly owned subsidiary of BP plc. Under the terms of the transaction, Talisman acquired a 49% interest in

2       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

  BPXC for $785 million. The acquisition added an additional 180,000 net acres in Colombia, along with 13,400 boe/d of 2011 production (pre-royalties net to Talisman). BPXC has been renamed "Equión Energia Limited" ("Equión").

2012

Corporate

•
On September 10, Hal Kvisle was appointed the President and CEO of the Company.

•
During the year, the Company sold non-core, non-producing coal and producing oil and gas properties in North America for approximately $1 billion. These sales, together with the Sinopec transaction in the UK discussed below, resulted in aggregate proceeds from asset sales in 2012 of approximately $2.5 billion.

Southeast Asia

•
Talisman farmed out a portion of its interest in nine licences in Papua New Guinea to Mitsubishi Corporation ("Mitsubishi") for approximately $280 million, to be paid in the form of a capital carry. The Company sanctioned the Stanley condensate recovery scheme in Papua New Guinea in June.

•
Petroliam Nasional Berhad ("PETRONAS") awarded Talisman a 60% working interest in a PSC for continuing production, further development and improved oil recovery from Kinabalu, offshore Sabah in Malaysia.

North Sea

•
On December 17, the Company completed a joint venture transaction with Addax Petroleum UK Limited, an indirect wholly owned subsidiary of China Petrochemical Corporation ("Sinopec"), whereby Sinopec acquired a 49% equity interest in Talisman's main UK operating subsidiary, Talisman Energy (UK) Limited, for $1.5 billion.

•
The UK government announced a Brownfield Allowance for the Montrose Area Redevelopment project in the UK. Talisman received necessary approvals to commence development in October.

•
Talisman took a $1,574 million (pre-tax), $401 million (after-tax) writedown in Norway on the Yme project given ongoing project delays and uncertainty.

Exploration

•
Talisman made the decision to exit Peru.

•
Talisman confirmed a significant accumulation of light oil in the Kurdamir-2 well in the Kurdistan Region of Iraq.

Segments and Operating Divisions

In 2012, Talisman's activities were conducted in four geographic segments for the purposes of financial reporting: North America, Southeast Asia, North Sea, and Other. The North America segment includes operations in Canada and the US. The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam and Papua New Guinea, and non-operated production in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK and Norway. The Company also has non-operated production in Algeria, operations and exploration activities in Colombia, and exploration activities in Sierra Leone and the Kurdistan Region of Iraq. In 2012, the Company decided to exit Peru and expects to complete the process in 2013. For ease of reference, the activities in Algeria, Colombia, Peru, Poland, Sierra Leone and the Kurdistan Region of Iraq are referred to collectively as the "Other" geographic segment or "Rest of World", except where otherwise noted.

As at December 31, 2012, for operational purposes, the Company divides itself into three main operating areas: the Americas (North America and Latin America), Southeast Asia and the North Sea, with an active exploration program across all three. Activities within the Company's Exploration division, which are focused on exploration but include some development and production activities from prior exploration activities, were, in addition to the main operating areas, carried out in Poland, Sierra Leone and the Kurdistan Region of Iraq for the year ended December 31, 2012.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       3

DESCRIPTION OF THE BUSINESS

General

Talisman is one of the largest Canadian-based independent oil and gas producers. Talisman's main business activities include exploration, development, production, transportation and marketing of crude oil, natural gas and natural gas liquids.

Talisman's aggregate production for the year ended December 31, 2012 was 426 mboe/d, comprised of 27 mbbls/d of oil and liquids and 985 mmcf/d of gas from North America; 42 mbbls/d of oil and liquids and 524 mmcf/d of gas from Southeast Asia; 71 mbbls/d of oil and liquids and 31 mmcf/d of gas from the North Sea; and 22 mbbls/d of oil and liquids and 42 mmcf/d of gas from other areas. Approximately 38% of the Company's production is liquids and 62% is natural gas (on a 6 mcf:1 bbl equivalency basis). In 2012, in Southeast Asia, approximately 42% of production was oil-linked gas. Talisman's 2012 capital expenditures were approximately $4 billion.

On February 21, 2013, organizational changes were announced at Talisman. This annual information form does not reflect the resulting management reporting structure established post-year end 2012.

In 2013, Talisman plans to spend approximately $3 billion on capital expenditures. The Company has some flexibility to adjust its capital spending to pursue opportunities and respond to a changing economic outlook. Indicative capital estimates across the Company's operating regions, which are subject to change, are as follows:

North America	$	~1,100 million
Colombia	$	~250 million
Southeast Asia	$	~650 million
North Sea	$	~800 million
Rest of World and Corporate	$	~200 million

	$	~3 billion

Talisman investigates strategic acquisitions, dispositions and other business opportunities on an ongoing basis, some of which may be material. In connection with any such transaction, the Company may incur debt or issue equity securities.

All information in this Annual Information Form relating to assets owned or held by Talisman is as of December 31, 2012, unless otherwise indicated.

The Americas

North America

Talisman intends to focus its 2013 North American spending primarily on liquids and liquids-rich opportunities. Talisman continues to review options for strategic divestitures and acquisitions that would increase the Company's focus on building significant liquids and liquids-rich shale projects. Talisman's North America operations are organized into two distinct businesses: Canada and United States.

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Canada

Talisman's Canadian assets are focused around the following areas: natural gas in British Columbia's Montney play; liquids-rich gas in Alberta's Duvernay play; liquids and gas in the Edson area of Alberta; and conventional oil in the Chauvin area of Alberta/Saskatchewan. Talisman spent approximately $440 million to develop its assets in Canada in 2012, resulting in total production of 522 mmcfe/d (87 mboe/d).

Montney

Talisman's Montney play in northeast British Columbia provides Talisman with many opportunities at different stages of maturity. Talisman holds approximately 182,000 net acres of land in the Montney. In 2011, Talisman completed a transaction with Sasol, establishing a partnership to develop the Farrell Creek and Cypress A assets, selling to Sasol a 50% working interest for approximately $500 million in cash and $1.6 billion in carry funding of future development costs. The partnership agreement with Sasol involves a spending commitment of at least $1.1 billion during the development period from 2015-2024, subject to a requirement of economic viability of the play. The partners will continue to develop Farrell Creek and appraise Cypress A, with Cypress A appraisal wells planned in 2013 and commercial development planned to commence in 2015. A number of options for long-term egress from the area are being considered. Talisman decided not to participate with Sasol in a proposed Western Canada GTL facility in 2012.

Duvernay

Talisman's Duvernay play, located in central Alberta, has been identified as a top tier shale play due to its liquids-rich characteristics. The Company currently holds interests in 347,000 net acres of land in the Duvernay. In 2012, Talisman drilled five horizontal pilot wells, with four of these wells onstream as at December 31, 2012. The Company plans to drill four to five pilot wells in 2013 to further appraise the play.

Conventional

Talisman's conventional assets are primarily located in the following areas: tight gas in the Outer Foothills of Alberta; liquids and gas in the Greater Edson area of Alberta; deep gas in the foothills of Monkman, British Columbia and Alberta Foothills; and oil operations in the Chauvin area of Alberta and adjoining areas in Saskatchewan. Talisman continued to develop its conventional assets throughout 2012 with exploration and development spending of $248 million, resulting in total production of 444 mmcfe/d (74 mboe/d). In total, 72 gross (56.8 net) wells were drilled in 2012.

In the conventional portfolio, the focus for 2013 will be on liquids-rich opportunities and utilizing the application of technology to optimize value in both conventional oil and liquids-rich gas plays in Canada. Talisman expects that 2013 conventional exploration and development spending will be reduced compared to last year and will continue to focus on an expanded liquids-rich gas and oil development program in the Greater Edson area.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       5

Talisman entered into a seven-year agreement with Pembina Pipeline Corporation ("Pembina") for 150 mmcf/d of firm capacity at the Saturn Deep Cut facility, an enhanced natural gas liquids extraction facility to be built and operated by Pembina in the Wild River area of Alberta. The Saturn Deep Cut facility is currently under construction and is expected to be in operation by the end of 2013. The facility is expected to allow Talisman to increase the liquids recovery from Wild River and Bigstone gas from 9 bbls/mmcf to 60-80 bbls/mmcf.

Lorraine/Utica

Talisman's Lorraine/Utica lands are located in the Quebec lowlands along the St. Lawrence River, where the Company now holds 753,000 net acres. Talisman suspended operations in the region in 2011. In 2012, the Company determined that it would not commit capital in the foreseeable future toward exploration activities in Quebec, where the prohibition regarding hydraulic fracturing for shale gas development continues during the province's ongoing Strategic Environmental Assessment. Accordingly, the Company fully impaired its Quebec exploration and evaluation assets and recorded an after-tax impairment of $82 million.

United States

Talisman is involved in two shale gas plays in the United States – the Marcellus and Eagle Ford. In 2012, the Company spent approximately $1.1 billion on these shale gas plays. Annualized production from these plays totaled approximately 606 mmcfe/d (101 mboe/d) in 2012.

Marcellus Shale

Talisman's interests in the Marcellus shale play are located in New York and Pennsylvania. Talisman's main area of focus in 2012 was in Pennsylvania, which will continue to be a focus of investment in 2013. At year-end, the Company's full year production averaged 514 mmcf/d, up from 413 mmcf/d in 2011, with significant improvements in the year in drilling and completion efficiencies and with better than expected ongoing reservoir performance. The Company holds approximately 208,000 net acres of land in Pennsylvania.

In February 2012 Pennsylvania signed into law legislation imposing a fee payable over 15 years on all wells drilled in Pennsylvania, with the exact amount of the fee depending on natural gas prices and other factors. The fee was applied retroactively to all wells drilled prior to 2012.

The majority of Talisman's Marcellus wells for 2013 have been permitted, and the Company has secured sufficient egress capacity, water access and disposal for its 2013 plans.

In New York, the State Department of Environmental Conservation ("DEC") continues to review the draft Supplemental Generic Environmental Impact Statement and the new rules are expected to be published in 2013. Talisman has no immediate plans to drill in New York and will continue to monitor the pending regulatory changes applicable to future operations in New York.

Eagle Ford Shale

Talisman's interests in the Eagle Ford shale play are located in south Texas, where the Company now holds approximately 74,000 net acres of land. Transition towards shared operatorship with Statoil is progressing pursuant to the South Texas Joint Development

6       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Agreement ("STJDA") with Statoil. Talisman will transfer operatorship of the eastern part of the play to Statoil in 2013. The STJDA will remain in force, with each company continuing to hold a 50% share of the entire play where the joint venture operates. Talisman's strategy in this play is focused on developing areas with higher liquid yields. Production at the end of 2012 was 20 mboe/d and averaged 15 mboe/d for the year, up from 5 mboe/d in 2011. Pursuant to the STJDA, Talisman and Statoil plan to continue to develop the liquids-rich areas and expect to operate seven rigs in 2013. The Company acquired a number of midstream contracts to ensure sufficient egress capacity in the region in 2012.

Infrastructure and Midstream

Talisman's midstream operations include approximately 1,035 km of gathering systems in Western Canada, and five operated gas plants in the Edson area. The Company's midstream assets support many of the Company's conventional assets, including the Alberta Foothills, Greater Edson and Chauvin. Total 2012 throughput (adjusted for sale) averaged 241 mmcf/d for gas and 35.6 mboe/d for oil, while generating revenues of $35.9 million in custom processing.

In addition, Talisman has midstream operations in its Marcellus shale play. The Pennsylvania midstream assets consist of approximately 200 miles of gathering/transmission pipelines serviced by seven compression/gas dehydration facilities (70 units) with throughput capacity of 800 mmcf/d. During 2012, these facilities delivered 513 mmcf/d into outlets on Tennessee Gas Production, Empire, Dominion Transmission and Corning Natural Gas. The New York midstream assets currently consist of approximately 195 miles of gathering/transmission pipelines and 7 compression/gas processing facilities (9 units) with throughput capacity of 125 mmcf/d. During 2012, these facilities delivered 21 mmcf/d to facilities on Dominion Transmission and Corning Natural Gas. All of these systems, originally constructed for the sole purpose of servicing Talisman's producing operations, currently gather only volumes from wells in which Talisman currently has a working interest, although additional capacity is available for future use.

For a description of Talisman's agreement with Pembina at the Saturn Deep Cut facility, see "Description of the Business – North America – Canada – Conventional".

Asset Sales

In 2012, Talisman sold approximately $1 billion of assets, including approximately $500 million of non-producing, non-core coal properties located in northeast British Columbia, and approximately $450 million of assets in the Shaunavon and Whitecourt areas of Western Canada.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       7

Latin America

Colombia

Talisman has its own operations in Colombia and also owns a 49% interest in Equión, described below.

Talisman currently holds an interest in 4.4 million net acres (excluding the acreage owned by Equión) in Colombia and continues to have an active exploration program in the Llanos region, a proven hydrocarbon basin.

In the foothills region, the Huron-2 appraisal well in the Niscota Block has reached total depth and will be tested in 2013. The Huron-3 well was spudded in 2012 and is expected to finish drilling in 2013.

In 2012, Talisman commenced a two-well stratigraphic program on Block CPE-8 with the Segua-2 well. This program will continue in 2013 with the Segua-1 well.

In 2012, Talisman completed its twelve-well stratigraphic program in Block CPE-6, which is in close proximity to the producing Rubiales field. Upon environmental licensing approval, Talisman will commence drilling appraisal wells and acquisition of a 3D seismic program in 2013.

In Block CPO-9, Talisman will be drilling seven appraisal wells in 2013 offsetting Akacias-1 and plans to put them on production as an early pilot development ("EPD"). Talisman will also be testing two down-dip wells drilled in 2011 to determine the aerial extent of the oil reservoir.

8       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

In January 2013, the shareholders of Oleoducto Central SA ("Ocensa") converted the business from a cost recovery to a for-profit business, increasing the pipeline tariff and permitting the holders of Ocensa transportation capacity to monetize their unutilized capacity for profit. Talisman, as a shareholder in Ocensa, will be entitled to receive dividends and will pursue arrangements with third parties to generate revenue by temporarily releasing the Company's transportation capacity on Ocensa that is surplus to Talisman's present requirements.

In 2013, Talisman plans to ship third party volumes using its Ocensa transportation capacity. Talisman has re-valued its interest in the pipeline to $662 million.

Colombia – Equión

In January 2011, Talisman acquired a 49% interest in Equión. The remaining 51% interest in Equión is held by Ecopetrol.

Equión currently holds interests in 180,000 net acres and equity interests, capacity interests, or both in three pipelines.

In the foothills region, Equión brought two new Piedemonte wells, Pauto M5 and Pauto J6, onstream, with a combined production of nearly 9.0 mbbls/d gross condensate.

In 2012, Equión approved the Piedemonte Phase II development project to install additional gas handling facilities, increase oil transportation capacity and drill nine development wells in the Piedemonte fields.

In late 2012, Equión drilled its first exploration well, Mapalé-1, on Block RC-5 in the Caribbean Sea. The well was plugged and abandoned with gas shows.

In 2012, through a series of transactions involving Equión and its subsidiaries, the Equión shareholding interest in Ocensa was distributed, with Talisman acquiring a 12.152% shareholding in Ocensa and Ecopetrol SA ("Ecopetrol") acquiring a 12.648% shareholding. In addition, all but 5% of Equión's interest in transportation capacity on Ocensa was distributed, with Talisman acquiring 9.7% of transportation capacity in Ocensa and Ecopetrol SA acquiring 10.1% of transportation capacity.

Peru

In 2012, Talisman drilled the exploration well Situche Norte-4X in Block 64, which was unsuccessful.

In September 2012, Talisman decided to discontinue operations in Peru and exit the country upon completion of all obligations.

Southeast Asia

Southeast Asia is a growth area delivering significant free cash flow and exploration upside.

Talisman has interests in Indonesia, Malaysia, Vietnam, Australia/Timor Leste and Papua New Guinea. In 2012, Southeast Asia production averaged 128.6 mboe/d, which accounted for approximately 30% of the Company's production worldwide. As at year-end 2012, Talisman operated approximately 37% of its Southeast Asia production.

Talisman participated in drilling several exploration and appraisal wells in Southeast Asia in 2012.

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Indonesia

Talisman's Indonesian assets include onshore interests at Corridor, Ogan Komering and Jambi Merang as well as offshore interests in Southeast Sumatra, Tangguh and exploration acreage including the Andaman III PSC. Talisman also has an associated 6% interest in the Grissik-to-Duri pipeline and the Grissik-to-Singapore pipeline.

Talisman has a 36% non-operated interest in all but two of the fields in the Corridor PSC and field production facilities. In December 2011, Talisman and its partners in the Corridor PSC executed binding heads of agreement to unitize the Suban field in the Corridor PSC with an adjacent PSC, reducing Talisman's share of the Suban field from 36% to 32.4%.

In November 2012 Talisman entered into an agreement to dispose of its interest in the Offshore Northwest Java ("ONWJ") PSC to PT PERTAMINA Hulu Energi ONWJ.

Talisman is also working towards exiting its exploration blocks in the South Makassar Basin.

There are three major buyers of Corridor gas. Gas sales commenced with first production from Corridor in 1998 pursuant to a gas-to-oil exchange agreement with PT Chevron Pacific Indonesia ("Chevron") at the Duri oilfield. These volumes were increased pursuant to another gas-to-oil exchange agreement signed with Chevron in 2000. Gas sales commenced in September 2003 to Gas Supply Pte. Ltd., under the terms of a 20-year gas sales agreement. The sale of gas to PT Perusahaan Gas Negara (Persero), Tbk. ("PGN"), made pursuant to a 17-year gas sales agreement, began at 51 mmcf/d gross sales gas from Corridor in 2007 and averaged 360 mmcf/d gross sales gas in 2012. In May 2010, the two gas-to-oil exchange agreements with Chevron were converted to agreements whereby the gas is now sold for cash consideration, with approximately 500 bcf gross of gas sales volumes added to all joint venture participants under the 2000 gas sales agreement.

Sales from Corridor to PGN for their markets in West Java are sold under a long-term contract with no associated transportation costs. The minimum volume commitment is approximately 523 bcf net over the remaining 11-year life of the contract. Subsequent to December 31, 2012 an agreement was reached with PGN to increase the contract price for the sale of Corridor gas under the PGN West Java Gas Sales Agreement. Under the new agreement, the gas price will increase in stages effective September 2012.

In 2012, net production from the Corridor PSC was approximately 57.9 mboe/d. Corridor production accounted for approximately 45% of Talisman's Southeast Asia production. Progress was made on the Letang Tengah Rawa Optimization project, anticipated to deliver 16 mmcf/d net to the premium priced Chevron/Duri gas sales contract in 2013, and the Sumpal expansion project, which includes a well and doubling processing capacity at the Sumpal facility, expected to be completed in 2013. The early compression project at the Dayung field increased net sales gas production to approximately 50 mmcf/d and it is expected that the second phase of the project will increase gross raw facility capacity at the Grissik Central Gas Plant from 310 mmcf/d to 460 mmcf/d by the end of 2013.

10       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

In 2010 Talisman acquired a 25% interest in the Jambi Merang PSC. The Jambi Merang project came onstream in April 2011. In 2012, Jambi Merang performance exceeded plan expectations with production averaging 6.5 mboe/d for the year.

Talisman's share of production from the Tangguh LNG project contributed 27 mmcf/d in 2012.

Talisman participated in 22 development gas and oil wells in 2012.

The Company's 2013 activities in Indonesia will focus primarily on South Sumatra. Approximately 20 development gas and oil wells are expected to be drilled in Indonesia in 2013.

Malaysia

Talisman holds a 41% operated interest in Block PM-3 CAA PSC between Malaysia and Vietnam and associated production facilities. In addition, Talisman holds a 33% interest in Block 46-Cai Nuoc adjacent to PM-3 CAA and a 60% interest in each of Block PM-305 and Block PM-314. In Block PM-3 CAA, Talisman is operating facilities referred to as the "Southern Fields" and the "Northern Fields." The Kekwa sub block in PM-3 CAA expiry date has been extended nine months to April 2013. Negotiations to further extend the Kekwa sub block as well as the balance of Block PM-3 CAA, which expires in 2017, are ongoing.

Talisman also holds a 70% working interest in exploration licences for SB-309 and SB-310, acreages offshore Sabah in east Malaysia. In 2012 Talisman was awarded a 60% equity interest and operatorship of the Kinabalu Oil PSC, which is a mature oilfield in the offshore Malaysian Sabah Basin. Operatorship of this PSC became effective in December 2012 and has the potential for significant liquids growth as well as providing tieback synergies with potential discoveries in the existing Talisman Sabah exploration licences.

In 2012, production in Malaysia averaged 36.8 mboe/d, which accounted for approximately 29% of Talisman's total Southeast Asia production. Six development wells were drilled in Malaysia in 2012, one of which was a water injector.

Optimization initiatives at PM-3 CAA to maximize gas production and meet strong regional demand have resulted in an increase of 8% in gas production over the previous year and the highest production levels since 2004.

In 2013, Talisman plans to drill several development wells in Kinabalu and the PM-3 CAA Southern fields.

Malaysia – Exploration

In 2012, Talisman acquired 3D seismic data over the SB310 Block offshore Sabah.

In 2013, Talisman is planning to drill two offshore exploration wells in Sabah Blocks SB309 and SB310.

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Vietnam

Talisman holds a 30% interest in Block 46/02 and in the Truong Son Joint Operating Company ("JOC") which operates the Block. Block 46/02 lies in the Malay – Tho Chu Basin, adjacent to PM-3 CAA and Block 46-Cai Nuoc. Talisman also holds a 60% interest in Block 15-2/01 and in the Thang Long JOC, which operates the Block. Block 15-2/01 lies in the Cuu Long Basin, the predominant oil producing basin in Vietnam. The Company also holds a 49% operated interest in Blocks 133 and 134, 40% in Blocks 135 and 136, and 40% in Block 05-2/10 in the Nam Con Son Basin. In 2012, Talisman reached a farm-in agreement with Mitra Energy Limited to acquire a 35% interest in Blocks 45 and 46/07 adjacent to PM-3 CAA in the Malay-Tho Chu Basin. This agreement has been approved by PetroVietnam and is now awaiting government approval for the amended investment licences.

In 2012, Vietnam production averaged 1.9 mbbls/d, with 1.3 mbbls/d from Block 46/02, accounting for approximately 1% of Southeast Asia production.

In December 2011, Talisman sanctioned the HST/HSD development project in Block 15-2/01. The development, which will be tied into the adjacent Block 16-1 facilities operated by Hoang Long JOC to the south of Block 15-2/01, is progressing on schedule and on budget, with two jackets now installed and the drilling rig on location at HST. Pipeline tie-ins and all subsea construction work was completed in 2012 and development drilling for the four HST wells is progressing according to schedule. First production is planned for the second half of 2013.

Vietnam – Exploration

In 2012, Talisman drilled the exploration well, Ngoc Thac 4-1X on Block 05-2/10, which was plugged and abandoned without encountering hydrocarbons. A second exploration well in the same block, Thac Anh 3-1X, was drilled and resulted in a non-commercial gas discovery. In addition, Talisman acquired 3D seismic on Blocks 135 and 136.

Australia/Timor Leste

Talisman holds non-operated interests in the Laminaria and Corallina fields offshore Australia, and in the Kitan field in JPDA 06-105. Production in Australia/Timor-Leste averaged 11.7 mbbls/d in 2012, accounting for approximately 9% of Talisman's total Southeast Asia production.

Better than expected reservoir performance at Kitan throughout the year has resulted in production rates of up to 11.0 mbbls/d.

One appraisal well and a development sidetrack are planned for Kitan in 2013.

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Papua New Guinea

In Papua New Guinea, Talisman continues to progress its gas aggregation strategy and develop gas monetization options.

In February 2012, Talisman farmed out a portion of its equity interest in nine licences to Mitsubishi. Following the farm-out, Talisman and Mitsubishi licensed equity positions will average 40% and 20%, respectively, in these licences.

The Stanley condensate recovery scheme was sanctioned by Talisman in June. This liquids project is expected to start production in late 2014 at the earliest, subject to final government approval of the development scheme.

Papua New Guinea – Exploration

In 2012, drilling was completed on five exploration and appraisal wells, three of which increased Talisman's gas resources in the country.

The Weimang-1 exploration well in PPL 235 was suspended as a gas discovery.

A successful appraisal well, (Elevala-2), was drilled over year-end 2011 on the Elevala discovery in PRL 21.

In PRL 21, the Ketu-2 appraisal well also increased the extent of the Ketu discovery and in PPL235, the Puk Puk-2 appraisal well did not encounter gas, but identified the gas water contact in the Puk Puk discovery resulting in an increase of the field's resources. Aiema-1 in PPL235 was plugged and abandoned as a dry hole.

In addition to drilling activity, Talisman plans to continue seismic acquisition across various blocks with a view to identifying suitable prospects for drilling in subsequent years.

North Sea

Talisman's North Sea business delivered total production of 76 mboe/d in 2012. The majority of the Company's production in this area is associated with oil and liquids. Talisman continues to invest in the North Sea to ensure the integrity and safety of Talisman's installations as well as to increase field recoveries.

The role of exploration in the North Sea is to support sustainable production by offsetting existing declines.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       13

UK

On December 17, 2012, Talisman sold a 49% equity interest in its main UK operating subsidiary, Talisman Energy (UK) Limited, now renamed Talisman Sinopec Energy UK Limited ("TSEUK"), which owns substantially all of Talisman's UK assets, to Addax Petroleum UK Limited, a wholly owned subsidiary of Sinopec. The deal structure is a corporate joint venture ("JV") whereby Sinopec purchased 49% of TSEUK's outstanding shares for $1.5 billion, with adjustments for working capital and an economic effective date of January 1, 2012. Together with Sinopec, the JV will allow for more investment in the UK assets than Talisman would have invested alone, with the goal of improving reliability and efficiency while increasing the reserves and remaining life of the assets. The sale and resulting JV will reduce Talisman's share of capital spending, operating costs, production and abandonment liabilities. Under the terms of the JV, Talisman and Sinopec have agreed to spend approximately $1.9 billion (net Talisman share) of capital expenditure over the 2013 to 2016 period. Seven hundred million of that spend is expected to be spent on the Montrose Area Development ("MAR") project. The following details for 2012 account for the 100% interest prior to December 17, 2012 JV closure and the 51% interest thereafter, and forward-looking statements reflect post-JV operations unless otherwise stated.

TSEUK's principal UK operating areas include Claymore, Piper (including Tweedsmuir), Tartan, Ross/Blake, Buchan/Hannay, Enoch/Blane, Quad 16, Montrose/Arbroath, Fulmar, Auk, and Clyde. These principal operating areas encompass a total of 42 fields. TSEUK's working interests range from 5% to 100%, as well as in a number of production facilities and pipelines, including a 80% interest in the Flotta Terminal. Thirty-two fields are operated (with TSEUK's interests ranging from 25% to 100%) and 10 are non-operated (with TSEUK's interests ranging from 5% to 53%). In 2012, the UK contributed 52 mboe/d, or 12%, of the Company's worldwide production. The primary focus in the UK is oil, with oil and liquids contributing to 98% of TSEUK's UK production. At year-end 2012, TSEUK operated approximately 97% of its UK production.

During 2012, TSEUK drilled and completed a production well at Clyde Northern Terrace. The MAR project, with first oil planned for 2016, was sanctioned in 2012 and granted Brownfield Allowance with approval to proceed by UK government authorities in October 2012. The Auk South development has been deferred and placed back into the pre-sanction stage, with a re-evaluation of development options expected in 2013. In 2013, TSEUK plans to continue upgrades at Claymore, Fulmar and Piper platforms to increase operating capability, and plans to replace the Arkwright riser to enable Arkwright and Brechin to be brought back on stream. TSEUK plans to complete the Tweedsmuir TP3 well and drill development wells at Clyde and Godwin in 2013.

14       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

UK – Exploration

In 2012, TSEUK farmed down and participated in two appraisal wells, Kildrummy Block 15/12b and Talbot Block 30/13a. The results of Kildrummy have confirmed that oil accumulation is non-commercial. Talbot was still drilling over year-end. Additionally, TSEUK was successful in acquiring new acreage in the recent UK licensing round, which will support existing and potential operations.

In 2013, TSEUK plans to drill an exploration well, Seagull North, in Block 22/24e.

Norway

In 2012, production in Norway averaged 24 mboe/d across 9 fields, accounting for approximately 6% of the Company's production worldwide. The primary focus in Norway is oil, with oil and liquids contributing to 83% of Talisman's Norway production. As at year-end 2012, Talisman operated approximately 56% of its Norway production. Talisman's 2013 drilling program includes activities in Gyda, Varg, Brage, Veslefrikk and Brynhild fields.

In Norway, Talisman operates the Blane, Gyda, Yme, Varg and Rev fields with interests ranging from 18% to 70%. It also holds interests from 0.5% to 34% in a number of non-operated fields with associated production facilities and intrafield pipelines including Brage, Veslefrikk, Brynhild and Tambar East.

In 2012, Talisman drilled three development wells, two of which were still being drilled at the beginning of 2013. In December, Talisman decreased its working share in Brynhild from 30% to 10% by selling a 20% share to Lundin Norway AS, which plans to complete facility modifications and drilling at Brynhild in 2013, with first oil planned for late 2013.

In 2012, the Yme project experienced significant delays, quality issues and cost overruns, and the Company is in arbitration with the platform contractor. In the third quarter, Talisman made a decision to de-man the platform for safety related reasons and it has not been re-manned since. Given the uncertainty of the timing for first oil, Talisman removed Yme from its forward production projections and recorded impairment losses of $1,475 million pre-tax ($373 million after-tax). At the end of the third quarter this represented an impairment of the remaining book value of the property, plant and equipment of Yme, leaving a deferred tax asset of $521 million relating to the investment in the project. Capital expenditures incurred during the fourth quarter, capitalized interest and revised decommissioning liabilities totalling $99 million pre-tax ($28 million after-tax) were also impaired in full. Management continues to work with all stakeholders to evaluate options.

Norway – Exploration

Talisman participated in two dry exploration wells in 2012: Isbjorn in Licence PL568 and Outsider in Licence PL375b and PL375.

In 2013, the Company plans to participate in two exploration wells, Frode close to Talisman's Gyda production facilities, and Darwin, in the Barents Sea.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       15

Rest of World

Talisman's other interests during 2012 included producing operations in Algeria and exploration activities in the Kurdistan Region of Iraq, Sierra Leone and Poland.

Algeria

Talisman holds a 35% non-operated interest in Block 405a under a PSC with Algeria's national oil company, Sonatrach. Through its participation in Block 405a, Talisman currently holds a 35% interest in the producing Greater Menzel Lejmat North fields and the Menzel Lejmat Southeast field, a 2% interest in the producing unitized Ourhoud field, and a 9% interest in the undeveloped unitized EMK field. Talisman has signed a Framework Agreement for the joint construction and operation of shared process facilities for the EMK field plus three other fields located in Block 208 (collectively, the "El Merk Project").

In 2012, Talisman participated in seven development wells and plans to participate in up to seven development wells in 2013. The EMK field will be jointly developed with fields located in neighbouring Block 208, where first oil is scheduled in mid-2013.

Production from the area averaged 12 mboe/d in 2012, accounting for approximately 3% of the Company's production worldwide. Talisman's Algeria production is 100% oil and liquids.

The Kurdistan Region of Iraq

Talisman has an interest in two blocks, Kurdamir and Topkhana, in the Kurdistan Region of Iraq covering in excess of 119,000 acres.

In 2012, Talisman relinquished its interest in the Baranan Block to the Kurdistan regional Government.

In the fourth quarter of 2011, Talisman spudded the Kurdamir-2 exploration well on the Kurdamir Block. This well has yielded positive results and was rig released in January 2013. The well was drilled to test the Oligocene and Cretaceous targets. Testing in the Cretaceous yielded non-commercial gas and gas condensate flow. Additional testing was conducted in the Eocene zone without establishing commercial flow rates.

Operations to acquire 3D seismic over the Kurdamir and Topkhana Blocks commenced in the fourth quarter of 2012, and will continue through late 2013.

Talisman is planning to drill two appraisal wells in 2013: Kurdamir-3 and Topkhana-2.

16       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Sierra Leone

In 2012, Talisman entered into farm-out agreements with Lukoil Overseas Bulgaria B.V. and Petronas Sierra Leone E&P Ltd. Following the 2012 farm-outs, Talisman holds an undivided interest of 30% and is the operator.

In the fourth quarter of 2012, Talisman finished drilling Djembe-1 well, its first deepwater exploration well in West Africa. The well was plugged and abandoned.

Talisman will continue to evaluate the Djembe-1 well results into 2013.

Poland

During 2012, Talisman finished drilling three wells in its acreage, Lewino-1G2, Rogity-1, and Szymkowo-1. The three wells encountered the Ordovician shale with hydrocarbon shows.

Talisman is currently evaluating its options in Poland.

RESERVES AND OTHER OIL AND GAS INFORMATION

Information on the Company's reserves and other oil and gas information, prepared in accordance with both Canadian disclosure requirements and U.S. standards, is set forth in Schedule A.

COMPETITIVE CONDITIONS

The oil and gas industry, both within North America and internationally, is highly competitive in all aspects of the business. The Company actively competes for the acquisition of properties, the exploration for and development of new sources of supply, the contractual services for oil and gas drilling and production equipment and services, the transportation and marketing of current production, and industry personnel. With respect to the exploration, development and marketing of oil and natural gas, the Company's competitors include major integrated oil and gas companies, numerous other independent oil and gas companies, individual producers and operators, and national oil companies. A number of the Company's competitors have financial and other resources substantially in excess of those available to the Company. In addition, oil and gas producers in general compete indirectly against others engaged in supplying alternative forms of energy, fuel and related products to consumers.

CORPORATE RESPONSIBILITY AND ENVIRONMENTAL PROTECTION

Corporate Policies

Talisman has formal policies and procedures that support the Company's commitment to corporate responsibility. Talisman's Policy on Business Conduct and Ethics ("PBCE") is the foundation of the Company's corporate responsibility framework. As a condition of employment, all employees of Talisman are required to read the PBCE, take the associated and mandatory annual training, and apply the PBCE to their work.

Employees and directors are required to complete a declaration annually, which confirms their compliance with the PBCE; any compliance exceptions are reviewed individually by the Chief Executive Officer and reported to the Board of Directors.

Both the PBCE and Talisman's Security Policy incorporate reference to the Voluntary Principles on Security and Human Rights (the "Voluntary Principles"). Talisman continues to work on implementing the Voluntary Principles. Talisman will also continue to act as a Steering Committee representative for the International Oil Companies (IOCs) participating in the initiative until March 2013.

The Company is moving forward with measures to support commitments made in the Global Community Relations Policy, including the introduction of a Community Benefits Standard. During 2012, the Company also developed its Guidelines for Community Involvement, which will define and standardize the criteria and processes for Talisman's community giving and partnerships moving forward. Additionally, during 2012, the Company developed a draft Supplier Code of Conduct ("SCOC") with the intent to pilot this during 2013. The SCOC will assist Talisman in better delivering on its commitment to promote leading environmental, social and governance performance among its business partners.

In 2012, Talisman continued to support the Extractive Industries Transparency Initiative and the United Nations Global Compact (UNGC), but withdrew from the UNGC LEAD initiative as a result of a review of existing partnerships and their alignment with the revised business strategy for 2013.

Health, Safety and Environmental Protection

The Board of Directors and all executive officers are accountable for Talisman's health, safety, security, environment and operational performance. Talisman's Health, Safety, Environment and Corporate Responsibility ("HSECR") Committee of the Board of Directors and the Company's executive officers regularly review the Health, Safety, Security, Environment and Operational Assurance ("HSSE and Operational Assurance") internal controls, performance reports, significant issues, exposures and strategic initiatives. To ensure

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       17

the implementation of Talisman's Global Health, Safety and Environment Policy ("HSE Policy"), Talisman utilizes the Project Delivery System and HSSE and Operational Assurance global standards, processes and procedures.

Talisman's HSSE and Operational Assurance organization's primary roles are to:

•
Develop HSSE and Operational Assurance standards, processes and procedures, systems, guidelines and performance metrics;

•
Monitor and report HSSE and Operational Assurance performance; and

•
Build and provide HSSE and Operational Assurance technical expertise and functional competencies, share best practices and manage career development.

The goal of Talisman's HSE Policy is to "create a working environment such that we cause no harm to people, and where we minimize our impact on the environment." To achieve this, the HSE Policy requires that Talisman will:

•
Always comply with the law, or Talisman standards, whichever are higher;

•
Operate its business to ensure proactive risk mitigation and continuous improvement;

•
Set goals and targets, and measure performance against them;

•
Hold itself and its contractors accountable to meet Talisman standards; and

•
Communicate openly with those who may be affected by its activities.

Talisman has created a five-year plan to develop and implement global HSSE and Operational Assurance standards based on the tenets of the HSE Policy. To date, the following standards have been introduced and are being implemented and monitored: Global Performance Indicator Periodic Reporting, Incident Reporting, Investigation and Analysis, Contractor HSE Management, Equipment Integrity, Integrated Emergency Response and Crisis Management, Leadership and Commitment, Management of Change, Risk Management and Safety Culture.

Safe operations in all Talisman activities is a core value of the Company; if operational results and safety ever come into conflict, Talisman employees and contractors are empowered and encouraged to choose safety over operational results. Talisman will support that choice. Talisman's safety culture is driven by strong commitment from senior management and safety accountability at all levels of the organization.

The HSE Policy and HSSE and Operational Assurance standards, processes and procedures include mechanisms to minimize environmental impacts; ensure compliance with legislation, permits, and licences; and appropriately assess risks. Talisman regularly reports to and consults with government agencies in its operating regions and submits to routine regulatory inspections. Internal and third party audits are conducted regularly to ensure that operations comply with legislation, facility permits and licences, and internal standards. The Company also conducts environmental due diligence on applicable asset and corporate acquisitions to identify and properly account for pre-existing environmental liabilities.

More information about Talisman's corporate responsibility and HSSE practices and performance is available on the Company's corporate website at www.talisman-energy.com.

EMPLOYEES

At December 31, 2012, Talisman's permanent staff complement was 3,087(1), as set forth in the table below.

Permanent Staff complement(2) as at December 31, 2012

North America	2,038

North Sea	245

Southeast Asia	628

Latin America	133

Rest of World(3)	43

Total	3,087

1)
This represents a decrease of 16.5% from 2011, largely attributed to the establishment of the TSEUK joint venture.

2)
Contractors and temporary staff are not included in complement numbers.

3)
Rest of World refers to Algeria, the Kurdistan Region of Iraq and Poland.

18       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

The Company's authorized share capital consists of an unlimited number of Common Shares without nominal or par value and an unlimited number of first and second preferred shares. The outstanding shares consist of Common Shares and Series 1 First Preferred Shares, all of which are fully paid and non-assessable.

Common Shares

Holders of Common Shares are entitled to receive notice of and to attend all annual and special meetings of shareholders. Each Common Share carries with it the right to one vote. Subject to the rights of holders of other classes of shares of the Company who are entitled to receive dividends in priority to or rateable with the Common Shares, the Board of Directors may, in its sole discretion, declare dividends on the Common Shares to the exclusion of any other class of shares of the Company. In the event of liquidation, dissolution or winding up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, and subject to the rights of other classes of shares on a priority basis, the holders of Common Shares are entitled to participate rateably in any distribution of any assets of the Company.

First and Second Preferred Shares

The first preferred shares are issuable in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions as are determined before issue by the Board of Directors of the Company. Each series of first preferred shares would rank on par with the first preferred shares of every other series with respect to declared or accumulated dividends and return of capital. In addition, the first preferred shares are entitled to a preference over the second preferred shares and the Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company. Except as required by law, the first preferred shares are not entitled to receive notice of meetings of shareholders. The first preferred shares are only entitled to voting rights if determined by the Board of Directors prior to the issuance of any series and if the Company fails to pay dividends on that series for a period in excess of 12 months.

The second preferred shares are issuable in one or more series, each series consisting of the number of shares and having the designation, rights, privileges, restrictions and conditions as are determined before issue by the Board of Directors of the Company. Each series of second preferred shares would rank on a parity with the second preferred shares of every other series with respect to declared or accumulated dividends and return of capital. In addition, the second preferred shares are entitled to a preference over the Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company. Except as required by law, the second preferred shares are not entitled to receive notice of meetings of shareholders. The second preferred shares are only entitled to voting rights if determined by the Board of Directors prior to the issuance of any series and if the Company fails to pay dividends on that series for a period in excess of 12 months.

Series 1 and Series 2 First Preferred Shares

The holders of the outstanding Series 1 First Preferred Shares are entitled to receive, if, as and when declared by the Board, fixed cumulative preferential cash dividends for the initial period from the date of issue to December 31, 2016, at an annual rate of $1.05 per share, payable quarterly on the last day of March, June, September and December in each year. For each five-year period after the initial period, the holders of Series 1 First Preferred Shares are entitled to receive fixed cumulative preferential cash dividends, payable quarterly on the last day of March, June, September and December in each year, in the amount per share determined by multiplying $25.00 by one-quarter of the sum of the yield on a five-year Government of Canada bond 30 days prior to the start of such period and 2.77%. The Series 1 First Preferred Shares are redeemable by the Company in whole or in part on or after December 31, 2016 and on December 31 in every fifth year thereafter, by the payment of $25.00 per share plus all accrued and unpaid dividends. The holders of the Series 1 First Preferred Shares are not entitled to any voting rights unless dividends on the Series 1 First Preferred Shares are in arrears to the extent of eight quarterly dividends. Until all arrears of dividends have been paid, holders of Series 1 First Preferred Shares will be entitled to one vote in respect of each Series 1 First Preferred Share held with respect to resolutions to elect directors. In the event of the liquidation, dissolution or winding up of the Company, the holders of the Series 1 First Preferred Shares shall be entitled to receive $25.00 per share plus all accrued and unpaid dividends thereon, in preference over the Common Shares or any shares ranking junior to the Series 1 First Preferred Shares. The holders of the Series 1 First Preferred Shares are not entitled to any voting rights unless dividends on the Series 1 First Preferred Shares are in arrears to the extent of eight quarterly dividends. Until all arrears of dividends have been paid, holders of Series 1 First Preferred Shares will be entitled to one vote in respect of each Series 1 First Preferred Share held with respect to resolutions to elect directors.

The holders of the Series 1 First Preferred Shares have the right to convert all or any of the their shares into an equal number of Cumulative Redeemable Rate Reset First Preferred Shares, Series 2 of the Company (the "Series 2 First Preferred Shares"), subject to certain conditions, on December 31, 2016 and on December 31 in every fifth year thereafter. The holders of the Series 2 First Preferred Shares will be entitled to receive, if, as and when declared by the Board, quarterly floating rate cumulative preferential cash

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       19

dividends payable on the last day of March, June, September and December in each year in the amount per share determined by multiplying $25.00 by the sum of the average yield (expressed as an annual rate) of the 90-day Government of Canada treasury bill rate, available 30 days before the start of the quarter, and 2.77% and further multiplying that product by a fraction, the numerator of which is the actual number of days in the quarter and the denominator of which is the number of days in the applicable year. The holders of Series 2 First Preferred Shares will have the right to convert all or any of their shares into an equal number of Series 1 First Preferred Shares, subject to certain conditions, on December 31, 2021 and on December 31 in every fifth year thereafter. The Series 2 First Preferred Shares are also redeemable by the Company in whole or in part at different prices depending on the time of redemption. Other than the different dividend rights, redemption rights and conversion rights attached thereto, the Series 1 First Preferred Shares and Series 2 First Preferred Shares are identical in all material respects.

Ratings

The following information relating to the Company's credit ratings is provided as it relates to the Company's financing costs, liquidity and cost of operations. Specifically, credit ratings impact the Company's ability to obtain short-term and long-term financing and the cost of such financings. A negative change in the Company's ratings outlook or any downgrade in the Company's current investment-grade credit ratings by its rating agencies, particularly below investment grade, could adversely affect its cost of borrowing and/or access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company's ability to enter into, or the associated costs of entering into, hedging transactions or other ordinary course contracts on acceptable terms, and a decline in the credit ratings or outlook may require the Company to post collateral or post additional collateral under certain of its contracts. The Company believes its credit ratings will allow it to continue to have access to the capital markets, as and when needed, at a reasonable cost of funds.

The following table outlines the ratings assigned to the Company by credit rating agencies as of December 31, 2012.

	Standard & Poor's Rating Services ("S&P")	Moody's Investors Services ("Moody's")	Fitch Rating Services ("Fitch")	DBRS Limited ("DBRS")

Senior Unsecured/Long-Term Rating	BBB	Baa2	BBB	BBB (high	)

US Commercial Paper/Short-Term Rating	A-2	P-2	F2	–

Series 1 First Preferred Shares	P-3	–	BB+	Pfd-3 (high	)

Outlook/Trend	Stable	Stable	Stable	Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation. The ratings agencies regularly evaluate the Company, and their ratings of the Company's securities are based on a number of factors not entirely within the Company's control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. The credit ratings assigned to the Company's senior unsecured long-term debt securities, the Company's US commercial paper ("US Commercial Paper") and Series 1 Preferred Shares are not recommendations to purchase, hold or sell the securities and may be revised or withdrawn entirely at any time by a rating agency. Credit ratings may not reflect the potential impact of all risks or the value of these securities. In addition, real or anticipated changes in the rating assigned to the securities will generally affect the market value of the securities. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to S&P's rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligations.

S&P's credit rating for short-term issues range from A-1 to D, representing the range from highest to lowest quality of such securities rated. According to S&P, a short-term obligation rated A-2 is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

S&P's preferred share scale ranges from P1 to C, representing the range from highest to lowest quality of such securities rated. The ratings can be modified by "high," "mid" or "low" grades which indicate relative standing within the major rating categories. According to the S&P rating system, securities rated P-3 exhibit adequate protection parameters and are less vulnerable to non-payment than other speculative issues.

20       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Moody's long-term debt credit ratings are on a scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long-term debt rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of that generic rating category. According to the Moody's rating system, debt securities rated within the Baa category are subject to moderate credit risk. They are considered medium grade and, as such, may possess certain speculative characteristics.

Moody's short-term debt ratings are on a scale of P-1 to NP, representing the range from least credit risk to greatest credit risk of such securities rated. Short-term ratings are opinions of the ability of issuers to honour short-term financial obligations, typically with an original maturity not exceeding 13 months. According to Moody's rating system, issuers rated P-2 have a strong ability to repay short-term debt obligations.

Fitch's long-term debt credit ratings are on a scale that ranges from AAA to RD/D, representing the range from highest to lowest quality of such securities rated. According to Fitch's rating scale, obligations rated BBB are of good credit quality, expectations of default risk are low and the capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

Fitch does not have ratings categories specifically applicable to preferred shares; it rates the securities of an entity generally on a scale ranging from a high of AAA to a low of D. The modifiers "+" or "-" may be appended to a rating to denote relative status within major rating categories. Securities rated BB indicate that business or financial flexibility exists which could support the servicing of financial commitments in the event of adverse changes in business or economic conditions over time.

Fitch's short-term credit ratings are on a scale that ranges from F1 to D, representing the range from highest to lowest quality of such securities rated. According to Fitch's rating scale, obligations rated F2 are of good credit quality and have good intrinsic capacity for timely payment of financial commitments.

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. Each rating category between AA and B is denoted by subcategories "high" and "low" to indicate the relative standing of a credit within a particular rating category. The absence of either a "high" or "low" designation indicates that the rating is in the "middle" of the category. According to DBRS' rating system, long-term debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered acceptable, but entities so rated are fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.

DBRS' preferred share rating scale ranges from Pfd-1 to D, representing the range from highest to lowest quality of such securities rated. Each rating category is denoted by the subcategories "high" and "low".

The absence of either a "high" or a "low" designation indicates that the rating is in the "middle" of the category. According to DBRS, preferred shares with a Pfd-3 rating are of adequate credit quality and correspond to companies whose long-term debt is rated in the higher end of the BBB category.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       21

MARKET FOR THE SECURITIES OF THE COMPANY

The Common Shares of the Company are listed on the Toronto Stock Exchange ("TSX") and New York Stock Exchange under the trading symbol TLM. The Company's Series 1 First Preferred Shares are listed on the TSX under the trading symbol TLM.PR.A. The Company's UK£250 million 6.625% Notes are listed on the London Stock Exchange.

Trading Price and Volume

The following sets out the high and low prices and the volume of trading for the Company's Common Shares and Series 1 First Preferred Shares (as traded on the TSX) for the periods indicated.

Common Shares

Year	Month	High (C$)	Low (C$)	Volume

2012	January	13.63	11.58	167,700,840

	February	14.26	11.91	132,506,277

	March	13.74	12.39	102,796,396

	April	13.08	12.13	101,451,441

	May	12.52	9.97	152,616,033

	June	11.71	10.62	136,135,791

	July	12.90	10.92	113,963,101

	August	14.03	13.00	112,746,662

	September	14.57	13.14	127,765,638

	October	13.31	11.32	122,977,905

	November	11.68	10.62	147,412,454

	December	11.27	10.93	114,254,923

Series 1 First Preferred Shares

Year	Month	High (C$)	Low (C$)	Volume

2012	January	24.57	23.69	1,676,568

	February	24.42	24.16	657,958

	March	24.49	24.15	460,168

	April	24.60	24.25	565,043

	May	24.55	24.05	315,772

	June	24.18	23.70	182,943

	July	24.75	24.10	215,856

	August	25.00	24.60	292,663

	September	25.00	24.60	117,042

	October	25.10	24.80	168,649

	November	25.02	24.71	215,872

	December	24.87	24.51	204,657

Prior Sales

In 2012, Talisman granted 8,985,070 options relating to its Common Shares under its Employee Stock Option Plan.

Dividends

In 2012, the Company paid aggregate dividends on Talisman's Common Shares totaling $0.27 per share, unchanged from the aggregate dividends paid by the Company in 2011. On September 28, 2012, Talisman moved from paying a semi-annual dividend to a quarterly dividend. In 2012, the dividends were paid on June 29 (semi-annual), September 28 (quarterly) and December 31 (quarterly). While a quarterly dividend is the Company's current practice, Talisman does not have a specific dividend policy and the declaration of dividends is at the sole discretion of its Board of Directors.

22       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

In 2012, the Company paid dividends on Talisman's Series 1 First Preferred Shares totaling C$1.1011 per Series 1 First Preferred Share, which reflects a quarterly dividend rate of C$0.2625 per Series 1 First Preferred Shares plus the pro rata portion of that rate from the issuance of the Series 1 First Preferred Shares on December 13, 2011 to December 31, 2011. See also "Description of Capital Structure – First and Second Preferred Shares."

Talisman confirms that all dividends paid to shareholders in 2012 are "eligible dividends" pursuant to provisions of the Income Tax Act (Canada). Furthermore, all dividends to be paid in 2013 and subsequent years will be eligible dividends for such purposes.

Talisman paid the following semi-annual and quarterly dividends on its Common Shares over the last three years:

Date	Rate Per Common Share

June 30, 2010	C$0.125

December 31, 2010	C$0.125

June 30, 2011	US$0.135

December 30, 2011	US$0.135

June 29, 2012	US$0.135

September 28, 2012(1)	US$0.0675

December 31, 2012(1)	US$0.0675

1)
On September 28, 2012, Talisman moved from paying a semi-annual dividend to a quarterly dividend.

Talisman paid the following quarterly dividends on its Series 1 First Preferred Shares since their issuance on December 13, 2011:

Date	Rate Per Series 1 First Preferred Share

April 2, 2012	C$0.3136	(1)

July 3, 2012	C$0.2625

October 1, 2012	C$0.2625

December 31, 2012	C$0.2625

1)
This rate reflects a quarterly rate of C$0.2625 plus the pro rata amount from the date of issuance of the Series 1 First Preferred Shares on December 13, 2011 until December 31, 2011.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       23

DIRECTORS AND OFFICERS

Information is given below with respect to each of the current directors and officers of the Company. The term of office of each director expires at the end of the next annual meeting of shareholders.

Directors

The directors of the Company are elected annually. The following table sets out the name, city, province or state and country of residence, year first elected or appointed to the Board of Directors, principal occupation within the past five years or more, educational qualifications and other current directorships of each of the directors of the Company as at February 28, 2013.

Name, City, Province or State and Country of Residence	Year First Became Director of the Company	Present Principal Occupation or Employment (including all officer positions currently held with the Company), Principal Occupation or Employment for the Past Five Years or More, Educational Qualifications, Other Current Public Company Directorships or Directorships in Non-Public Companies, Organizations or other Entities that Require a Significant Time Commitment

Christiane Bergevin(3)(5) Montréal, Quebec Canada Age: 50(9)	2009	Christiane Bergevin has been the Executive Vice-President, Strategic Partnerships, Office of the President, of Desjardins Group (Canadian financial cooperative institution) since August 2009. Prior to that, she was Senior Vice-President and General Manager, Corporate Projects, with SNC-Lavalin Group Inc. ("SNC-Lavalin") (engineering and construction firm). For the 18 years prior to that, Ms. Bergevin held executive finance positions with various SNC-Lavalin subsidiaries, including as President of SNC-Lavalin Capital Inc., its project finance advisory arm, between 2001 and 2008. Ms. Bergevin holds a Bachelor of Commerce degree (Honours) from McGill University and graduated from the Wharton School of Business Advanced Management Program.
Current public company directorships(7): Fiere Capital Corporation
Other current directorships are(8): Board of Trade of Metropolitan Montreal and The Canadian Chamber of Commerce.

Donald J. Carty, O.C.(1)(4) Dallas, Texas United States Age: 66(9)	2009	Donald Carty served as Vice Chairman and Chief Financial Officer of Dell Inc. (global computer systems and services company) from January 2007 until mid-2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines (airline transportation company). Prior to that, Mr. Carty served as President of AMR Airline Group and American Airlines. Mr. Carty was the President and Chief Executive Officer of Canadian Pacific Airlines (airline transportation company) from March 1985 to March 1987. Mr. Carty holds an undergraduate degree and an Honorary Doctor of Laws from Queen's University and a Master's degree in Business Administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.
Current public company directorships(7): Dell Inc. (until announced sale is complete), Barrick Gold Corp., Canadian National Railway Co., and Gluskin Sheff & Associates.
Other current directorships are(8): Porter Airlines Inc. and Virgin America Airlines.

William R.P. Dalton(1)(3)(6) Scottsdale, Arizona United States Age: 69(9)	2005	William Dalton was Chief Executive of HSBC Bank plc (a British clearing bank) from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and held various positions in the Canadian operations of HSBC prior to 1998. Mr. Dalton holds a Bachelor of Commerce degree (Honours) and was awarded an Honorary Doctorate (Honorary Doctor of the University) by the University of Central England in Birmingham in 2001. Mr. Dalton is a Fellow of the Chartered Institute of Bankers of the United Kingdom and the Institute of Canadian Bankers.
Current public company directorships(7): HSBC USA Inc. and HSBC Bank USA, National Association.
Other current directorships are(8): Associated Electric and Gas Insurance Services ("AEGIS"), AEGIS Managing Agency for Lloyds of London Syndicate 1225, United States Cold Storage Inc., HSBC North America Holdings Inc. and HSBC National Bank USA.

Kevin S. Dunne(5)(6) Tortola, British Virgin Islands Age: 64(9)	2003	Kevin Dunne has held various international senior and executive management positions with BP plc (international integrated oil and gas company), including General Manager of Abu Dhabi Company for Onshore Oil Operations ("ADCO"), a BP joint venture, from 1994 to 2001, Corporate Associate President of BP Indonesia from 1991 to 1994 and Corporate Head of Strategy for the BP Group based in London from 1990 to 1991. Mr. Dunne holds a Bachelor's degree in Chemical Engineering and a Master of Science in Management degree. Mr. Dunne is a Fellow of the Institution of Chemical Engineers and a Chartered Engineer.
Current public company directorships(7): None
Other current directorships are(8): None

24       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Harold N. Kvisle(2) Calgary, Alberta Canada Age: 60(9)	2010	Harold Kvisle was appointed President and Chief Executive Officer of the Company on September 10, 2012. Mr. Kvisle was the President and Chief Executive Officer of TransCanada Corporation (pipeline and power company), or its predecessor TransCanada PipeLines Limited ("TCPL") (pipeline company), from May 2001 until his retirement in June 2010. Prior to his employment with TransCanada, Mr. Kvisle was the President of Fletcher Challenge Energy Canada Inc. (oil and gas company) from 1990 to 1999. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999. Mr. Kvisle holds a Bachelor of Science with Distinction in Engineering from the University of Alberta and a Master of Business Administration from the University of Calgary.
Current public company directorships(7): ARC Resources Ltd.
Other current directorships are(8): Nature Conservancy of Canada and Northern Blizzard Resources Ltd.

Brian M. Levitt(3)(4) Westmount, Quebec Canada Age: 65(9)	2013	Brian Levitt is Chairman of the Toronto-Dominion Bank and non-executive co-chair of Osler, Hoskin & Harcourt LLP ("Osler") (law firm). Mr. Levitt joined Osler in 1976. In 1991, he became President and was subsequently named CEO of Imasco Limited (a Canadian consumer products and services company). Imasco was sold in 2000 and Mr. Levitt returned to Osler in 2001. Mr. Levitt holds a law degree from the University of Toronto, where he also completed his Bachelor of Applied Science degree in Civil Engineering.
Current public company directorships(7): The Toronto-Dominion Bank and Domtar Corporation
Other current directorships are(8): Montreal Museum of Fine Arts, C. D. Howe Institute (Vice Chair) and Fednav Limited

Lisa A. Stewart(4)(6) Houston, Texas United States Age: 55(9)	2009	Lisa Stewart became the Chief Executive Officer of Sheridan Production Partners (oil and gas production company) in September 2006. Prior to that, Ms. Stewart was President of El Paso Exploration & Production (natural gas producer) from February 2004 to August 2006. Prior to her time at El Paso, Ms. Stewart worked for Apache Corporation for 20 years beginning in 1984 in a number of capacities. Her last position with Apache was Executive Vice-President of Business Development and E&P Services. Ms. Stewart holds a Bachelor of Science in Petroleum Engineering from the University of Tulsa, where she is a member of the College of Engineering and Natural Sciences Hall of Fame. She is also a member of the Society of Petroleum Engineers and Independent Petroleum Association of America.
Current public company directorships(7): None
Other current directorships are(8): Sheridan Production Partners

Peter W. Tomsett(2)(4)(5) West Vancouver, British Columbia Canada Age: 55(9)	2009	Peter Tomsett was the President and Chief Executive Officer of Placer Dome Inc. (mining company) from September 2004 to January 2006. Mr. Tomsett was with Placer Dome for 20 years in a number of capacities. Prior to becoming President and Chief Executive Officer, he was Executive Vice-President of Placer Dome Asia Pacific and Africa. Mr. Tomsett graduated with a Bachelor of Engineering in Mining Engineering from the University of New South Wales and a Master of Science in Mineral Production Management from Imperial College in London.
Current public company directorships(7): Silver Standard Resources Inc. and North American Energy Partners Inc.
Other current directorships are(8): None

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       25

Michael T. Waites(1)(6) Vancouver, British Columbia Canada Age: 59(9)	2011	Michael Waites, President and Chief Executive Officer of Finning International Inc. (heavy equipment dealer and service company) since May 2008, announced his retirement from Finning in 2013, but will continue to serve as President and CEO until a replacement is appointed. Prior to that, Mr. Waites was Executive Vice President and Chief Financial Officer of Finning. He also served as a member of the board of directors of Finning for three years prior to his appointment as Executive Vice President and Chief Financial Officer. Prior to joining Finning in May 2006, Mr. Waites was Executive Vice President and Chief Financial Officer at Canadian Pacific Railway (railway and logistics company) since July 2000, and was also Chief Executive Officer U.S. Network of Canadian Pacific Railway. Previously, he was Vice President and Chief Financial Officer at Chevron Canada Resources (integrated oil and gas company). Mr. Waites holds a B.A. (Honours) in Economics from the University of Calgary, a Masters of Business Administration from Saint Mary's College of California, and a Masters of Arts, Graduate Studies in Economics, from the University of Calgary. He has also completed the Executive Program at The University of Michigan Business School.
Current public company directorships(7): Finning International Inc. (will not be seeking re-election at the 2013 meeting)
Other current directorships are(8): None

Charles R. Williamson(2)(3) Sonoma, California United States Age: 64(9)	2006	Charles Williamson was the Executive Vice-President of Chevron Corporation (integrated oil and gas company) from August until his retirement in December 2005. From 2001 to 2005 he was Chairman and Chief Executive Officer of Unocal Corporation ("Unocal") (oil and gas exploration and development company) and held various executive positions within Unocal, including Executive Vice President, International Energy Operations and Group Vice President, Asia Operations prior to 2001. Dr. Williamson holds a Bachelor of Arts degree in Geology, a Master of Science degree in Geology and a Doctorate in Geology.
Current public company directorships(7): Weyerhaeuser Company and PACCAR Inc.
Other current directorships are(8): Greyrock Energy Inc.

Charles M. Winograd(1)(3) Toronto, Ontario Canada Age: 65(9)	2009	Charles (Chuck) Winograd is Senior Managing Partner of Elm Park Credit Opportunities Fund (mid-market lending limited partnership). He is also President of Winograd Capital Inc. (external consulting and private investments firm). From 2001 to 2008, Mr. Winograd was Chief Executive Officer of RBC Capital Markets (investment bank). When RBC Dominion Securities (investment bank) acquired Richardson Greenshields in 1996, Mr. Winograd became Deputy Chairman and a director. He was appointed to the position of President and Chief Operating Officer of RBC Dominion Securities in 1998. Mr. Winograd held several executive postings in Richardson Greenshields (privately owned investment dealer) until becoming President and Chief Executive Officer in 1987 and Chairman and Chief Executive Officer in 1991. Mr. Winograd holds a Master of Business Administration degree from the University of Western Ontario and is a Chartered Financial Analyst.
Current public company directorships(7): RioCan Real Estate Investment Trust and the TMX Group Inc.
Other current directorships are(8): Tamir Fishman (Israel), Mount Sinai Hospital, James Richardson & Sons, Limited and Pathways to Education Canada.

1)
Member of the Audit Committee.

2)
Member of the Executive Committee.

3)
Member of the Governance and Nominating Committee.

4)
Member of the Human Resources Committee.

5)
Member of the Health, Safety, Environment and Corporate Responsibility Committee.

6)
Member of the Reserves Committee.

7)
Refers only to issuers that are reporting issuers in Canada or the equivalent in a foreign jurisdiction.

8)
Refers to directorships of non-public companies, organizations or other entities that require a significant time commitment from the director listed.

9)
Ages are calculated as at February 28, 2013.

26       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Officers

The following table sets out the name, city, province and country of residence and office held for each of the executive officers, the corporate secretary and assistant corporate secretaries of the Company as at February 28, 2013.

Name and Province or State and Country of Residence	Office

Harold N. Kvisle(1) Calgary, Alberta, Canada	President and Chief Executive Officer

L. Scott Thomson(2) Calgary, Alberta, Canada	Executive Vice-President, Finance, and Chief Financial Officer

A. Paul Blakeley(3) Singapore	Executive Vice-President, Asia-Pacific

Richard Herbert(4) Calgary, Alberta, Canada	Executive Vice-President, Exploration and Development

Robert R. Rooney(5) Calgary, Alberta, Canada	Executive Vice-President, Legal and General Counsel

Paul R. Smith(6) Calgary, Alberta, Canada	Executive Vice-President, North America

Paul Warwick(7) Aberdeen, Scotland, United Kingdom	Executive Vice-President, Europe-Atlantic

Helen J. Wesley(8) Calgary, Alberta, Canada	Executive Vice-President, Corporate Services

C. Tamiko Ohta Calgary, Alberta, Canada	Corporate Secretary

Leslie A. Lawson Calgary, Alberta, Canada	Assistant Corporate Secretary

Daryn V. MacEachern Calgary, Alberta, Canada	Assistant Corporate Secretary

1)
Hal Kvisle was appointed President and Chief Executive Officer of Talisman Energy Inc. on September 10, 2012. Mr. Kvisle was the President and CEO of TransCanada Corporation, or its predecessor TransCanada PipeLines Limited, from May 2001 until his retirement in June 2010.

2)
Scott Thomson has held his current position since 2008. From August 2006 to June 2008, Mr. Thomson served as Executive Vice-President, Corporate Development and Planning at BCE Inc. and Bell Canada.

3)
Paul Blakeley has held his current position since April 2006. From January 2006 to April 2006, he served as Vice-President, Southeast Asia. Prior to that, he served as Vice-President, UK and, prior to that he served as General Manager, UK.

4)
Richard Herbert was appointed Executive Vice-President, Exploration on March 2, 2009. From 2003 to 2008, he was Executive Vice-President, Technology at TNK-BP International Limited.

5)
Robert Rooney has held his current position since 2008. Mr. Rooney has served on the board of directors of numerous private and public companies. Until November 2005, Mr. Rooney was a partner with Bennett Jones LLP where he was a member of the Executive Committee and led the firm's Energy and Natural Resources practice group.

6)
Paul Smith was appointed Executive Vice-President, North America Operations on September 4, 2009. From March 2, 2009 to September 3, 2009, he was Executive Vice-President, International Operations (West). Prior to that, he was Upstream Vice President at TNK-BP International Limited from 2007 to 2009. From 2005 to 2007, he was Vice President, Northern North Sea at BP p.l.c.

7)
Paul Warwick was appointed Executive Vice-President, International Operations West in May 2012. From 2008 until 2012, Mr. Warwick served as President Europe and West Africa, President UK, President UK and Africa and President Asia Pacific at ConocoPhillips.

8)
Helen Wesley was appointed Executive Vice-President, Corporate Services in March 2010. From October 2009 to March 2010, Ms. Wesley was Vice President and Treasurer at Suncor Energy Inc. and, from January 2006 to October 2009, she was Vice-President, Finance responsible for finance, IT and supply chain management for Petro-Canada's international and offshore business, located in London, England.

Shareholdings of Directors and Executive Officers

As of January 31, 2013, the aforementioned directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 742,384 Common Shares of the Company, representing 0.07% of the issued and outstanding Common Shares on January 31, 2013 and 300 Series 1 First Preferred Shares, representing less than 1% of the issued and outstanding Series 1 First Preferred Shares.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       27

Conflicts of Interest

Certain directors of the Company and its subsidiaries are associated with other reporting issuers or other corporations, which may give rise to conflicts of interest. In accordance with the Canada Business Corporations Act, directors and officers of the Company are required to disclose to the Company the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with the Company, if the director or officer is: (a) a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.

As described in "Corporate Responsibility and Environmental Protection," Talisman has adopted the PBCE, which applies to all directors, officers, employees and contractors of Talisman and its subsidiaries. As required by the PBCE, individuals representing Talisman must not enter into outside activities, including business interests or other employment that might interfere with or be perceived to interfere with their performance at Talisman. In addition, Talisman officers, employees and contractors are required to abide by an internal Conflict of Interest in Employment Policy.

AUDIT COMMITTEE INFORMATION

Information concerning the Audit Committee of the Company, as required by National Instrument 52-110, is provided in Schedule B to this Annual Information Form.

LEGAL PROCEEDINGS

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not currently expected to have a material impact on the Company's financial position.

In 2011, the New York Attorney General commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York state area. The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint or on the Attorney General's own initiative. Subpoenas were issued to a number of companies, including Talisman. The Company cooperated with the New York Attorney General in the investigation. No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

RISK FACTORS

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the important risks and other matters that could cause actual results of Talisman to differ materially from those presented and that could affect the trading price of the Company's outstanding securities. The risks described below may not be the only risks Talisman faces, as Talisman's business and operations may also be subject to risks that Talisman does not yet know of, or that Talisman currently believes are immaterial. If any of the events or circumstances described below actually occurs, Talisman's business, financial condition, results of operations or cash flow could be materially and adversely affected and the trading price of Talisman's securities could decline. The risks described below are interconnected, and more than one of these risks could materialize simultaneously or in short sequence if certain events or circumstances described below actually occur. The following risk factors should be read in conjunction with the other information contained herein and in the Consolidated Financial Statements and the related notes.

Volatility of Oil and Natural Gas Prices

Talisman's financial performance is highly sensitive to the prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition, the value of its oil and natural gas reserves and its level of expenditure for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries, world economic conditions, government regulation, political stability throughout the world, the availability of alternative fuel sources, technological advances affecting energy production and consumption, and weather conditions. About 60% of the natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and prices of alternative sources of energy. The remaining 40% of natural gas prices realized by Talisman are from markets outside of North America, primarily in Southeast Asia. These other prices are typically determined by long-term contracts that are linked to international oil and/or oil prevalent prices. The development of oil and natural gas discoveries in offshore areas and the development of shale gas plays are

28       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

particularly dependent on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, curtailment in production or unutilized long-term transportation commitments, all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various PSCs is dependent on commodity prices, with higher commodity prices resulting in the booking of lower oil and gas reserves net of royalties.

Moreover, changes in commodity prices may result in the Company making downward adjustments to the Company's estimated reserves. If this occurs, or if the Company's estimates of production or economic factors change, accounting rules may require the Company to impair, as a non-cash charge to earnings, the carrying value of the Company's oil and gas properties. The Company is required to perform impairment tests on oil and gas properties whenever events or changes in circumstances indicate that the carrying value of properties may not be recoverable. To the extent such tests indicate a reduction of the estimated useful life or estimated future cash flows of the Company's oil and gas properties, the carrying value may not be recoverable and, therefore, an impairment charge will be required to reduce the carrying value of the properties to their estimated fair value. The Company may incur impairment charges in the future, which could materially affect the Company's results of operations in the period incurred.

Exchange Rate Fluctuations

Results of operations are affected primarily by the exchange rates between the US$, the C$, UK£ and NOK. These exchange rates may vary substantially. Most of the Company's revenue is received in or is referenced to US$ denominated prices (including the Company's Consolidated Financial Statements, which are presented in US$), while the majority of Talisman's expenditures are denominated in US$, C$, UK£ and NOK. A change in the relative value of the US$ against the C$ or the UK£ would also result in an increase or decrease in Talisman's C$ or UK£ denominated debt, as expressed in US$, and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

Uncertainty of Reserves Estimates

The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data. In addition, the process requires future projections of reservoir performance and economic conditions; therefore, reserves estimates are inherently uncertain. Since all reserves estimates are, to some degree, uncertain, reserves classification attempts to qualify the degree of uncertainty involved.

Since the evaluation of reserves involves the evaluator's interpretation of available data and projections of price and other economic factors, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on estimated uncertainty, and the estimates of future net revenue or future net cash flows prepared by different evaluators or by the same evaluators at different times may vary substantially.

Each year, Talisman prepares evaluations of all of its reserves internally. Initial estimates of reserves are often based upon volumetric calculations and analogy to similar types of reservoirs, rather than actual well data and performance history. Estimates based on these methods generally are less certain than those based on actual performance. The Company may adjust its estimates and classification of reserves and future net revenues or cash flows based on results of exploration and development drilling and testing, additional performance history, prevailing oil and gas prices, and other factors, many of which are beyond the Company's control. As new information becomes available, subsequent evaluations of the same reserves may continue to have variations in the estimated reserves, some of which may be material. In addition, Talisman's actual production, taxes, and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

Ability to Find, Develop or Acquire Additional Reserves

The Company's future success depends largely on its ability to find and develop, or acquire, additional oil and gas reserves that are economically recoverable. Hydrocarbons are a limited resource, and Talisman is subject to increasing competition from other companies, including national oil companies. Exploration and development drilling may not result in commercially productive reserves and, if production begins, reservoir performance may be less than projected. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. If a high impact prospect identified by the Company fails to materialize in a given year, the Company's multi-year exploration and/or development portfolio may be compromised. See also "Risk Factors – Volatility of Oil and Natural Gas Prices". Continued failure to achieve anticipated reserve and resource addition targets may result in the Company's withdrawal from an area, which in turn may result in a writedown of any associated reserves and/or resources for that area.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       29

Project Delivery

Talisman manages a variety of projects, including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may impact expected revenues and project cost overruns could make projects uneconomic. Talisman's ability to complete projects depends upon numerous factors, many of which are beyond the Company's control. These factors include the level of direct control by Talisman since many of the projects in which Talisman is involved are not operated by Talisman, and timing and project management control are the responsibility of the operator. See also "Risk Factors – Non-Operatorship and Partner Relations." In particular, the majority of the Company's operations in Colombia are non-operated. Additionally, for Talisman operated projects, the global demand for project resources can impact the access to appropriately competent contractors and construction yards as well as to raw products, such as steel. Typical execution risks include the availability of processing capacity, the availability and proximity of pipeline capacity, the availability of drilling and other equipment, the ability to access lands, weather, unexpected cost increases, accidents, the availability of skilled labour, including engineering and project planning personnel, the need for government approvals and permits, and regulatory matters. Subsurface challenges can also result in additional risk of cost and schedule overrun if conditions are not typical of historical experiences, such as in up-scaling shale operations from pilot to full field developments. Talisman utilizes materials and services which are subject to general industry-wide conditions. Cost escalation for materials and services may be unrelated to commodity price changes and may continue to have a significant impact on project planning and economics. Talisman operates in challenging, environmentally hostile climates, such as Papua New Guinea, where logistical costs can be materially impacted by seasonal and occasionally unanticipated weather patterns. Contracts where work has been placed under a lump sum arrangement, for example with the Company's Yme project, are subject to additional challenges related to scheduling, reputation and relationship management with the Company's coventurers, as the contractor is wholly responsible for delivery of the facility.

Capital Allocation and Project Decisions

Talisman's long-term financial performance is sensitive to the capital allocation decisions taken and the underlying performance of the projects undertaken. In 2013, Talisman plans to spend approximately $3 billion in cash capital expenditures, the majority of which is to be allocated among Talisman's North America, Southeast Asia, North Sea and exploration portfolios. Capital allocation and project decisions are undertaken after assessing reserve and production projections, capital and operating cost estimates and applicable fiscal regimes that govern the respective government take from any project. All of these factors are evaluated against common commodity pricing assumptions and the relative risks of projects. These factors are used to establish a relative ranking of projects and capital allocation, which is then calibrated to ensure the debt and liquidity of the Company is not compromised. However material changes to project outcomes and deviation from forecasted assumptions such as production volumes and rates, realized commodity price, cost or tax and/or royalties, could have a material impact on the Company's cash flow and financial performance as well as assessed impacts of impairments on Talisman's assets. Adverse economic and/or fiscal conditions could impact the prioritization of projects and capital allocation to these projects, which in turn could lead to adverse effects such as asset under investment, asset performance impairments or land access expiries.

Uncertainties around some of Talisman's projects, including in the North Sea, could result in changes to the Company's capital allocation or the $3 billion spend target being exceeded. The Company cannot be certain that funding, if needed, will be available to the extent required or on acceptable terms. To the extent that asset sales are necessary to fund capital requirements, Talisman's ability to sell assets is subject to market interest. If Talisman is unable to access funding when needed on acceptable terms, the Company may not be able to fully implement its business plans, take advantage of business opportunities or respond to competitive pressures any of which could have a material adverse effect on Talisman's business, financial condition, cash flows, and results of operations. See also "Risk Factors – Credit and Liquidity" and "Risk Factors – Interest Rates."

Operational Risks

Major Incident, Major Spill / Loss of Well Control

Oil and gas drilling and producing operations are subject to many risks, including the risk of fire, explosions, mechanical failure, pipe or well cement failure, well casing collapse, pressure or irregularities in formations, chemical and other spills, unauthorized access to hydrocarbons, accidental flows of oil, natural gas or well fluids, sour gas releases, contamination of oil and gas, vessel collision, structural failure, loss of buoyancy, storms or other adverse weather conditions and other occurrences. If any of these should occur, Talisman could incur legal defence costs and remedial costs and could suffer substantial losses due to injury or loss of life, human health risks, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, unplanned production outage, cleanup responsibilities, regulatory investigation and penalties, increased public interest in Talisman's operational performance and suspension of operations. The Company's horizontal and deep drilling activities involve greater risk of mechanical problems than vertical and shallow drilling operations.

Talisman maintains insurance that contemplates both first and third party exposures for Talisman's onshore and offshore operations globally. There is no assurance that this insurance will be adequate to cover all losses or exposures to liability. The Company believes that its coverage is aligned with customary industry practices and in amounts and at costs that Talisman believes to be prudent and

30       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

commercially practicable. While Talisman believes these policies are customary in the industry, they do not provide complete coverage against all operating risks. In addition, the Company's insurance does not cover penalties or fines that may be assessed by a governmental authority. A loss not fully covered by insurance could have a material adverse effect on the Company's financial position, results of operations and cash flows. The insurance coverage that the Company maintains may not be sufficient to cover every claim made against Talisman in the future. In addition, a major incident could impact Talisman's reputation in such a way that it could have a material adverse effect on the Company's business.

Talisman operates and drills wells in both mature producing areas such as the UK, Norway and North America and in several remote areas in multiple countries. In 2012, Talisman carried out drilling operations in the Kurdistan Region of Iraq, Papua New Guinea, Poland, Colombia, Peru and offshore Sierra Leone. The Company may seek new leases and/or drill in similar environments.

Health Hazards and Personal Safety Incidents

The employee and contractor personnel involved in exploration and production activities and operations of the Company, including but not limited to, well fracturing are subject to many inherent health and safety risks and hazards, which could result in occupational illness or health issues, personal injury, and loss of life, facility quarantine and/or facility and personnel evacuation. In particular, employees and contractors working in well fracturing operations are subject to the possibility of loss of containment. This could lead to exposure to the release of high pressure materials as well as collateral shrapnel from piping or vessels which could result in personal injury and loss of life.

Security Incident

Talisman's operations may be adversely affected by security-related incidents which are not within the control of the Company, such as war (external and internal conflicts) and remnants of war, sectarian violence, civil unrest or criminal acts in locations where Talisman operates. Security-related incidents may include allegations of human rights abuse associated with the provision of security to Talisman operations. In particular, the Company faces increased security risks in the Kurdistan Region of Iraq and Colombia within Talisman's current portfolio. A significant security incident could result in the deferral of or termination of Company activity within the impacted areas of operations, thus adversely impacting execution of the Company's business strategy (e.g., delaying exploration, causing a halt to production or forcing exit strategy processes), which could adversely affect Talisman's financial condition.

Regulatory Approvals and Changes to Laws and Regulations

Talisman's exploration and production operations are subject to extensive regulation at many levels of government, including municipal, state, provincial and federal governments, in the countries where Talisman operates and are subject to interruption or termination by governmental and regulatory authorities based on environmental or other considerations. Moreover, Talisman has incurred and will continue to incur costs in the Company's efforts to comply with the requirements of environmental, safety and other regulations. Further, the regulatory environment in the oil and gas industry could change in ways that Talisman cannot predict and that might substantially increase the Company's costs of compliance and, in turn, materially and adversely affect the Company's business, results of operations and financial condition.

Failure to comply with the applicable laws or regulations may result in significant increases in costs, fines or penalties and even shutdowns or losses of operating licences or criminal sanctions. If regulatory approvals or permits required for operations are delayed or not obtained, Talisman could experience delays or abandonment of projects, decreases in production and increases in costs. This could result in an inability of the Company to fully execute its strategy and adverse impacts on its financial condition. See also "Risk Factors – Fiscal Stability" and "Risk Factors – Socio-Political Risks."

Changes to existing laws and regulations or new laws could have an adverse effect on Talisman's business by increasing costs, impacting development schedules, reducing revenue and cash flow from natural gas and oil sales, reducing liquidity or otherwise altering the way Talisman conducts business. There have been various proposals to enact new, or amend existing, laws and regulations relating to greenhouse gas ("GHG") emissions, hydraulic fracturing (including associated additives, water use, induced seismicity, and disposal) and shale gas development generally. For example, in Colombia, the high level of oil and gas activity in the country has resulted in significant delays in the granting of the required environmental licences. These delays may result in reduced near-term production. In Quebec, delays in shale gas development are expected to continue as the Province completes a strategic environmental assessment on shale gas development. Indonesia dissolved its upstream oil and gas regulatory body, BP Migas, creating uncertainty for oil and gas producers. See also "Risk Factors – Environmental Risks."

Talisman continues to monitor and assess any new policies, legislation, regulations and treaties in the areas where the Company operates to determine the impact on Talisman's operations. Governmental organizations unilaterally control the timing, scope and effect of any currently proposed or future laws, regulations or treaties, and such enactments are subject to a myriad of factors, including political, monetary and social pressures. Talisman acknowledges that the direct and indirect costs of such laws, regulations and treaties (if enacted) could materially and adversely affect the Company's business, results of operations and financial condition.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       31

Fiscal Stability

Governments may amend or create new legislation that could impact the Company's operations and that could result in increased capital, operating and compliance costs. The UK could increase the ring fence taxes due to the change in the UK supplementary tax. Moreover, Talisman's operations are subject to various levels of taxation in the countries where the Company operates. Federal, provincial, and state income tax rates or incentive programs relating to the oil and gas industry in the jurisdictions where the Company operates may in the future be changed or interpreted in a manner that could materially affect the economic value of the respective assets. For example, the US Congress has been considering a revision of the immediate deduction currently available for drilling costs.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Specific disclosure of current legal proceedings, and the risks associated with current proceedings and litigation generally, are disclosed under the heading "Legal Proceedings."

Environmental Risks

General

All phases of Talisman's oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries where Talisman does business. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of substances that can be released into the environment in connection with the Company's drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution that may result from the Company's operations. Talisman's business is subject to the trend toward increased rigour in regulatory compliance and civil or criminal liability for environmental matters in certain regions (e.g., Canada, the United States and the European Union). Compliance with environmental legislation can require significant expenditures, and failure to comply with environmental legislation may result in the assessment of administrative, civil and criminal penalties, the cancellation or suspension of regulatory permits, the imposition of investigatory or remedial obligations or the issuance of injunctions restricting or prohibiting certain activities. Under existing environmental laws and regulations, Talisman could be held strictly liable for the remediation of previously released materials or property contamination resulting from its operations, regardless of whether those operations were in compliance with all applicable laws at the time they were performed. Regulatory delays, legal proceedings and reputational impacts from an environmental incident could result in a material adverse effect on the Company's business. Increased stakeholder concerns and regulatory actions regarding shale gas development could lead to third party or governmental claims, and could adversely affect the Company's business and financial condition. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs will not have such an effect in the future.

Hydraulic Fracturing

Concern has been expressed over the potential environmental impact of hydraulic fracturing operations, including water aquifer contamination and other qualitative and quantitative effects on water resources as large quantities of water are used and injected fluids either remain underground or flow back to the surface to be collected, treated and disposed. Regulatory authorities in certain jurisdictions have announced initiatives in response to such concerns. Federal, provincial, state, and local legislative and regulatory initiatives relating to hydraulic fracturing, as well as governmental reviews of such activities, could result in increased costs, additional operating restrictions or delays, and adversely affect Talisman's production. Public perception of environmental risks associated with hydraulic fracturing can further increase pressure to adopt new laws, regulation or permitting requirements or lead to regulatory delays, legal proceedings and/or reputational impacts. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delay, increased operating costs, and third party or governmental claims. They could also increase the Company's costs of compliance and doing business as well as delay the development of hydrocarbon (natural gas and oil) resources from shale formations, which may not be commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves.

If legal restrictions are adopted in areas where Talisman is currently conducting or in the future plans to conduct operations, Talisman may incur additional costs to comply with such requirements that may be significant in nature, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from the drilling of wells. In addition, if hydraulic fracturing becomes more regulated, the Company's fracturing activities could become subject to additional permitting requirements and result in permitting delays as well as potential increases in costs. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves.

32       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Greenhouse Gas Emissions

Talisman is subject to various GHG emissions-related legislation. Current GHG emissions legislation does not result in material compliance costs, but compliance costs may increase in the future and may impact the Company's operations and financial results. Talisman operates in jurisdictions with existing GHG legislation (e.g., UK, Norway, United States and Canada, notably Alberta and British Columbia) as well as in regions which currently do not have GHG emissions legislation and jurisdictions where GHG emissions legislation is emerging or is subject to change. Talisman monitors GHG legislative developments in all areas that the Company operates. Potential new or additional GHG legislation, and associated compliance costs, may have a material impact on the Company.

Environmental and Decommissioning Liabilities

Talisman is involved in the operation and maintenance of facilities and infrastructure in difficult and challenging areas, including offshore, deepwater, jungle and desert environments. Despite Talisman's implementation of health, safety and environmental standards, there is a risk that accidents or regulatory noncompliance can occur, the outcomes of which, including remedial work or regulatory intervention, cannot be foreseen or planned for. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for decommissioning liabilities in its annual Consolidated Financial Statements in accordance with IFRS. Additional information regarding decommissioning liabilities is set forth in the notes to the annual Consolidated Financial Statements. The process of estimating decommissioning liabilities is complex and involves significant uncertainties concerning the timing of the decommissioning activity; legislative changes; technological advancement; regulatory, environmental and political changes; and the appropriate discount rate used in estimating the liability. Any change to these assumptions could result in a change to the decommissioning liabilities to which Talisman is subject. In Talisman's North Sea operations, changes in these assumptions would potentially have a significant impact on the Company's decommissioning liabilities because of the assessed size of these future costs. There can be no assurances that the cost estimates and decommissioning liabilities are materially correct and that the liabilities will occur when predicted. In addition, Talisman is often jointly and severally liable for the decommissioning costs associated with Talisman's various operations and could, therefore, be required to pay more than its net share.

Socio-Political Risks

The Company's operations may be adversely affected by political or economic developments or social instability in the jurisdictions in which it operates, which are not within the control of Talisman, including, among other things, a change in crude oil or natural gas pricing policy and/or related regulatory delays, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, a change in taxation policies, economic sanctions, the imposition of specific drilling obligations, the imposition of rules relating to development and abandonment of fields, jurisdictional boundary disputes, and currency controls. As a result of continuing evolution of an international framework for corporate responsibility and accountability for international crimes, the Company could also be exposed to potential claims for alleged breaches of international law, health, safety and environmental regulations, and other human rights-based litigation risk. Numerous countries in which the Company is active, including, but not limited to, the Kurdistan Region of Iraq, Colombia, Vietnam, Algeria, Sierra Leone and Papua New Guinea, have been subject to recent economic or political instability, disputes and social unrest, and military or rebel hostilities. The potential deterioration of socio-political security situations (i.e. political instability and/or disputes) poses increased risk, which may result in the cessation of operations as well as the delay in payment or exports; for example, in the Kurdistan Region of Iraq with respect to the negotiation of Iraq Federal Oil and Gas Law, and in Vietnam and Malaysia with respect to China's claim over disputed waters in the South China Sea. In addition, Talisman regularly evaluates opportunities worldwide, and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability, social unrest, military hostilities or United Nations, US or other international sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations, home governments and investors.

Stakeholder Opposition

Talisman's planned activities may be adversely affected if there is strong community opposition to its operations. For example, local community concerns in parts of Colombia, the Kurdistan Region of Iraq and Papua New Guinea could potentially result in development and production delays in those operations. There is also heightened public concern regarding hydraulic fracturing in parts of North America which could materially affect the Company's shale operations. In some circumstances, this risk of community opposition may be higher in areas where Talisman operates alongside indigenous communities who may have additional concerns regarding land ownership, usage or claim compensation.

Non-Operatorship and Partner Relations

Some of Talisman's projects are conducted in joint venture environments where Talisman has a limited ability to influence or control operations or future development, safety and environmental standards, and amount of capital expenditures. Companies which operate these properties may not necessarily share Talisman's health, safety and environmental standards or strategic or operational goals or approach to partner relationships, which may result in accidents, regulatory noncompliance, project delays or unexpected future costs, all of which may affect the viability of these projects and Talisman's standing in the external market.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       33

Talisman is also dependent on other working interest co-participants of these projects to fund their contractual share of the capital expenditures. If these co-participants are unable to fund their contractual share of, or do not approve, the capital expenditures, the co-participants may seek to defer programs, resulting in strategic misalignments and a delay of a portion of development of Talisman's programs, or the co-participants may default such that projects may be delayed and/or Talisman may be partially or totally liable for their share.

Some of Talisman's projects involve transition of operatorship as part of a joint venture arrangement, which requires a significant amount of effort and coordination. Successful handover of the operations to the partners is dependent on Talisman's ability to maintain equal governance and active involvement in the operations.

Attraction, Retention and Development of Personnel

Successful execution of the Company's plans is dependent on Talisman's ability to attract and retain talented personnel who have the skills necessary to deliver on the Company's strategy and maintain safe operations. This includes not only key talent at a senior level, but also individuals with the professional and technical skill sets critical for Talisman's business, particularly geologists, geophysicists, engineers and other specialists. As labour demand remains high and a greater percentage of the population reaches retirement age, retention concerns are also heightened. In North America, Talisman competes for talent in two very competitive markets – Calgary and Houston. If the Company is unable to attract and retain highly qualified petrotechnical people in these markets, its ability to deliver may be significantly compromised. In addition, in the North Sea, high project activity has compounded competition for labour, posing an increased retention risk. In Asia, energy demand driven by economic growth has resulted in higher levels of activity in the sector and created strong competition for skilled technical staff. National oil companies and joint venture activities may also impose requirements to develop their national talent, increase secondee assignments, and employ local nationals.

Egress and Gas & Liquids Buyers

As increasing volumes of natural gas and liquids are brought onstream by Talisman and others, transportation infrastructure capacity may at times be exceeded before capacity additions become available. In such an event, there is a risk that the transportation of some of the Company's production may be restricted or delayed until pipeline connection or infrastructure additions are complete. In particular, Colombia's oil export infrastructure generally continues to operate close to or at capacity, pending capacity additions which are at various stages of approval and construction, including Phase 1 of the Bicentenario pipeline, which is due to come onstream later in 2013. While Talisman and Equión currently have access to sufficient capacity in the key Ocensa and Oleoducto de Colombia ("ODC") pipelines allowing access to the Covenas terminal and international markets, as Talisman's production grows, the Company may not be able to secure sufficient upstream pipeline access into Ocensa. If Talisman is unable to negotiate access to additional pipeline capacity or to employ trucking as an alternative, Talisman's production may be restricted or delayed and/or netbacks may be reduced on a portion of Talisman's production. In the Eagle Ford play, Talisman has acquired sufficient access to infrastructure for both liquids and gas for the near and medium term (through January 2017); however, in the longer term, additional capacity and infrastructure will be required. However, in the event there are delays in the ongoing construction of new pipelines and processing projects in the Eagle Ford play, Talisman's access to additional pipeline capacity could be delayed. Another associated risk will be the availability and diversity of contract and credit-enabled buyers depending upon the pipeline and infrastructure project with which Talisman obtains capacity to take the product to market. Should Talisman be unable to secure access to infrastructure and qualified buyers for its production, the Company could face reduced production and/or materially lower prices on some portion of production, which in turn could adversely affect the Company's operating results.

Competitive Risk

The global oil and gas industry is highly competitive. Talisman faces significant competition and many of the Company's competitors have resources in excess of Talisman's available resources. The Company actively competes for the acquisition of properties, the exploration for and development of new sources of supply, the contractual services for oil and gas drilling and production equipment and services, the transportation and marketing of current production, and industry personnel, including, but not limited to, geologists, geophysicists, engineers and other specialists that enable the business. Many of Talisman's competitors have the ability to pay more for seismic and lease rights in crude oil and natural gas properties and exploratory prospects. They can define, evaluate, bid for and purchase a greater number of properties and prospects than Talisman's financial or human resources permit. If the Company is not successful in the competition for oil and gas reserves or in the marketing of production, Talisman's financial condition and results of operations may be adversely affected. Many of the Company's competitors have resources substantially greater than Talisman's and have established positions in countries in which Talisman may seek new entry and, as a consequence, the Company may be at a competitive disadvantage. Typically during times of high commodity prices or increased industry activity, drilling and operating costs will also increase. These competitive forces may also lead to an overall increase in costs, which could have a negative impact on the Company's financial results.

34       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Credit and Liquidity

From time to time, the Company may finance capital expenditures in whole or in part with debt. The volatility of credit markets can result in market conditions that may restrict timely access and limit the Company's ability to secure and maintain cost-effective financing on acceptable terms and conditions. In addition, if any lender under Talisman's syndicated bank credit facility is unable to fund its commitment, the Company's liquidity will be reduced by an amount up to the aggregate amount of such lender's commitment. See also "Risk Factors – Counterparty Credit Risk." Talisman's financial performance and cash flow is highly sensitive to the prevailing prices of crude oil and natural gas, which fluctuate in response to a variety of factors beyond the Company's control. A substantial and extended decline in the prices of crude oil or natural gas could negatively impact the Company's liquidity and/or credit ratings, adversely affect the Company's ability to comply with covenants under denominated long-term notes and credit facilities, and/or affect the Company's ability to pay dividends. See also "Risk Factors – Volatility of Oil and Natural Gas Prices."

The credit rating agencies regularly evaluate the Company, and their ratings of the Company's securities are based on a number of factors not entirely within the Company's control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. There can be no assurance that one or more of the Company's credit ratings will not be downgraded. A reduction in any of the Company's current investment-grade credit ratings to below investment grade could adversely affect the cost of borrowing and/or access to sources of liquidity and capital, reduce the financing options available to the Company and increase the interest paid on its bank credit facilities. In addition, the Company relies on access to letters of credit in the normal course of business in order to support some of its operations. There can be no assurance that the Company will be able to obtain the necessary letters of credit. See also "Risk Factors – Capital Allocation and Project Decisions."

Interest Rates

The Company is exposed to interest rate risk principally by virtue of its borrowings. Borrowing in floating rates exposes Talisman to short-term movements in interest rates. Borrowing in fixed rates exposes Talisman to reset risk associated with debt maturity. Most of the Company's debt is issued at fixed interest rates; therefore, the Company's main exposure to changes in interest rates would occur in respect of short-term investments or borrowings in the event that substantial cash balances are invested in or owed to the Company.

Counterparty Credit Risk

In the normal course of business, Talisman enters into contractual relationships with counterparties in the energy industry and other industries, including suppliers and coventurers, counterparties to interest rate hedging, foreign exchange hedging and commodity derivative arrangements. If such counterparties do not fulfil their contractual obligations or settle their liabilities to the Company, the Company may suffer losses, may have to proceed on a sole risk basis, may have to forgo opportunities or may have to relinquish leases or blocks. The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. While the Company maintains a risk management system that limits exposures to any one counterparty, losses due to the failure by counterparties to fulfil their contractual obligations may adversely affect Talisman's financial condition.

Hedging Activities

Talisman uses derivative instruments to hedge a portion of the Company's expected production so as to manage the impact of fluctuations in crude oil and natural gas prices on the Company's results of operations and cash flow. Fluctuations in crude oil and gas prices could have a material effect on the volatility of the Company's earnings. To the extent that Talisman engages in hedging activities to protect itself against commodity price declines, Talisman may be prevented from fully realizing the benefits of increases in crude oil and natural gas prices above the prices established by the Company's hedging contracts. See also "Risk Factors – Volatility of Oil and Natural Gas Prices." When considered appropriate, the Company may also use currency swaps to manage fluctuations in exchange rates and interest rate swaps to manage Talisman's exposure to interest rate changes through the Company's borrowings. See also "Risk Factors – Exchange Rate Fluctuations" and "Risk Factors – Interest Rates."

Additionally, Talisman's hedging portfolio may expose it to financial losses in certain circumstances, such as the recognition of certain mark-to-market gains and losses on derivative instruments. The fair value of the Company's natural gas and oil, exchange rate or interest rate derivative instruments can fluctuate significantly between periods.

Corruption

Talisman's operations are governed by the laws of many jurisdictions, which generally prohibit bribery and other forms of corruption. Talisman requires all employees to participate in ethics awareness training, which includes Talisman's policies against giving or accepting money or gifts in certain circumstances. Despite the training and policies, it is possible that Talisman, or some of its employees or contractors, could be charged with bribery or corruption. If Talisman is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, Talisman could be subject to onerous penalties. A mere investigation itself could lead to significant corporate disruption, high legal costs and forced settlements

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       35

(such as the imposition of an internal monitor). In addition, bribery allegations or bribery or corruption convictions could impair Talisman's ability to work with governments or non-governmental organizations. Such convictions or allegations could result in the formal exclusion of Talisman from a country or area, national or international lawsuits, government sanctions or fines, project suspension or delays, reduced market capitalization and increased investor concern.

Information Systems

Many of Talisman's business processes depend on the availability, capacity, reliability and security of the Company's information technology infrastructure and Talisman's ability to expand and continually update this infrastructure in response to the Company's changing needs. The Company's IT systems are increasingly concentrated and integrated in terms of geography, number of systems, and key contractors supporting the delivery of IT systems. The performance of Talisman's key suppliers is critical to ensure appropriate delivery of key services. Any failure to manage, expand and update the Company's information technology infrastructure, any failure in the extension or operation of this infrastructure, or any failure by the Company's key contractors in the performance of their services could materially and adversely harm Talisman's business.

The ability of the IT function to support Talisman's business in the event of a disaster such as fire, flood or loss/denial of any of the Company's DataCentres or major office locations and Talisman's ability to recover key systems from unexpected interruptions cannot be fully tested and there is a risk that, if such an event actually occurs, the business continuity plan may not be adequate to immediately address all repercussions of the disaster. In the event of a disaster affecting a DataCentre or key office location, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner.

In addition, the increasing risk of information security breaches, including more sophisticated attempts often referred to as advanced persistent threats, requires Talisman to continually improve its ability to detect and prevent such occurrences. Disruption of critical IT services, or breaches of information security, could have a negative effect on Talisman's operational performance and earnings, as well as on the Company's reputation.

TRANSFER AGENTS AND REGISTRARS

Computershare Trust Company of Canada, at 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, along with its US cotransfer agent, Computershare Trust Company N.A., is the transfer agent and registrar for the Common Shares and the Series 1 First Preferred Shares of the Company. Computershare Trust Company of Canada also acts as trustee for various public debt securities. JPMorgan Chase Bank N.A., London Branch (now The Bank of New York Mellon, pursuant to bulk novation orders granted on April 3, 2007 and July 1, 2008), One Canada Square, London, UK, E14 5AL, acts as trustee for the 6.625% unsecured notes listed on the London Stock Exchange. Bank of Nova Scotia Trust Company of New York of One Liberty Plaza, New York, New York, 10006, acts as trustee for various public debt securities. The Company has not retained transfer agents for any other outstanding securities.

INTERESTS OF EXPERTS

Talisman's auditors are Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, 1000, 440 - 2nd Avenue SW, Calgary, Alberta, T2P 5E9. Ernst & Young LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

Mr. Bruce Dingeman, an employee of Talisman, has provided the report on reserves data, included in Schedule "A" to this Annual Information Form, in his capacity as Talisman's Internal Qualified Reserves Evaluator. Mr. Dingeman owns less than 1% of the outstanding Common Shares.

ADVISORIES

Forward-Looking Information

This Annual Information Form contains or incorporates by reference information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout this Annual Information Form, including among other places, under the headings "General Development of the Business," "Description of the Business," "Corporate Responsibility and Environmental Protection," "Market for the Securities of the Company," "Legal Proceedings" and "Risk Factors." This forward-looking information includes, but is not limited to, statements regarding:

•
business strategy, plans and priorities;

•
targeted capital expenditures and planned focus of such spending;

•
potential divestitures and/or acquisitions;

36       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

•
planned drilling and rigs in North America;

•
expected completion and benefits of the Saturn Deep Cut facility, the Letary Tengah Rawa Optimization project, the Sumpal expansion project and the Dayung compression project;

•
planned contracts to secure egress in North America;

•
planned seismic in Colombia and the Kurdistan Region of Iraq;

•
planned shipping of third party volumes via the Ocensa pipeline;

•
expected closing of the ONWJ sale;

•
planned drilling in Southeast Asia, Colombia and the North Sea;

•
expected first production at HST/HSD, the Stanley condensate recovery scheme, MAR, Brynhild and the El Merk Project;

•
expected benefits of the Sinopec transaction in the UK;

•
planned evaluation of test results in Sierra Leone;

•
planned piloting of the SCOC;

•
expected decommissioning and reclamation costs;

•
future net revenues, discounted future net cash flows, future development costs, and planned sources of funding for such development;

•
expected production for 2013;

•
expected costs of environmental regulation compliance;

•
expected development of proved undeveloped reserves and probable undeveloped reserves;

•
the expectation that all dividends to be paid in 2013 and subsequent years will be eligible dividends for the purposes of the Income Tax Act (Canada);

•
potential expenses in connection with any potential litigation;

•
expected delays as a result of regulation; and

•
other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The Company priorities disclosed in the Annual Information Form are objectives only and their achievement cannot be guaranteed.

Statements concerning oil and gas reserves contained in this Annual Information Form in Schedule "A" and elsewhere may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2013 assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary, and, in some instances, to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this Annual Information Form. The material risk factors include, but are not limited to:

•
the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas;

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       37

•
risks and uncertainties involving geology of oil and gas deposits;

•
risks associated with project management, project delays and/or cost overruns;

•
uncertainty related to securing sufficient egress and access to markets;

•
the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

•
the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities;

•
risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•
fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates;

•
the outcome and effects of any future acquisitions and dispositions;

•
health, safety, security and environmental risks, including risks related to the possibility of major accidents;

•
environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing;

•
uncertainties as to the availability and cost of credit and other financing and changes in capital markets;

•
risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption);

•
risks related to the attraction, retention and development of personnel;

•
changes in general economic and business conditions;

•
the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and

•
results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results or strategy are included under the heading "Risk Factors" and elsewhere in this Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

The disclosure in the AIF assumes closing of all dispositions announced. The completion of any contemplated disposition is contingent on various factors, including favourable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approval for such disposition.

38       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Oil and Gas Information

All references to reserves volumes in this Annual Information Form, other than those disclosed in "Reserves Data and Other Oil and Gas Information under US Disclosure Standards" in Schedule A, are to reserves volumes estimated in accordance with Canadian disclosure standards.

Talisman makes reference to production volumes throughout this Annual Information Form. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Natural gas is converted to a barrel of oil equivalent (boe) at the ratio of six thousand cubic feet (mcf) to one barrel (bbl) of oil. Oil is converted to natural gas equivalent (mcfe) at the ratio of one bbl to six mcf of natural gas. The boe and mcfe measures may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl and an mcfe conversion ratio of one bbl to six mcfe are based on an energy equivalence conversion method primarily applicable at the burner tip and do not represent a value equivalence at the wellhead.

Non-Core Assets

In this AIF, all references to "core" or "non-core" assets and properties align with the Company's current public disclosures regarding its assets and properties.

EXCHANGE RATE INFORMATION

Except where otherwise indicated, all dollar amounts in this Annual Information Form are stated in US dollars ("US$"). The following table sets forth the Canada/US exchange rates on the last trading day of the years indicated as well as the high, low and average rates for such years. The high, low and average exchange rates for each year were identified or calculated from spot rates in effect on each trading day during the relevant year. The exchange rates shown are expressed as the number of Canadian dollars ("C$") required to purchase one US$. These exchange rates are based on those published on the Bank of Canada's website as being in effect at approximately noon on each trading day (the "Bank of Canada noon rate").

	Year ended December 31

	2012	2011	2010

Year-end	0.9949	1.0170	0.9946

High	0.9710	0.9449	0.9946

Low	1.0418	1.0604	1.0778

Average	0.9996	0.9891	1.0299

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       39

ABBREVIATIONS

The abbreviations used in this Annual Information Form have the following meanings:

bbl	barrel
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
bcfe	billion cubic feet equivalent
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$	Canadian dollar
COGEH	Canadian Oil and Gas Evaluation Handbook
GTL	gas-to-liquids
HH	Henry Hub
HSSE	Health, Safety, Security and Environment
IFRS	International Financial Reporting Standards
IQRE	Internal Qualified Reserves Evaluator
JOC	Joint Operating Company
km	kilometre
LNG	Liquefied Natural Gas
mboe/d	thousand barrels oil equivalent per day
mbbls	thousand barrels
mmbbls	million barrels
mmbbls/d	million barrels per day
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mcf	thousand cubic feet
mcfe	thousand cubic feet equivalent
mmcf	million cubic feet
mmcf/d	million cubic feet per day
mmcfe/d	millions of cubic feet equivalent per day
NGL	Natural Gas Liquids
NI 51-101	National Instrument 51-101
NOK	Norwegian kroner
NYMEX	New York Mercantile Exchange
PNG	Papua New Guinea
PRT	Petroleum Revenue Tax
PSC	Production Sharing Contract
SEC	United States Securities and Exchange Commission
tcf	trillion cubic feet
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$ or $	United States dollar
WI	Working interest
WTI	West Texas Intermediate

40       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

ADDITIONAL INFORMATION

Additional information related to the Company, including the information incorporated by reference herein, may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's Management Proxy Circular for its most recent annual meeting of security holders that involved the election of directors. Additional financial information is provided in the Company's audited Consolidated Financial Statements for the year ended December 31, 2012 and related annual Management's Discussion and Analysis.

Since January 1, 2012, the Company has not filed any material contracts on SEDAR.

Copies of the Company's Annual Report may be obtained from Talisman's website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, email: tlm@talisman-energy.com.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       41

SCHEDULE A – RESERVES DATA AND OTHER OIL AND GAS INFORMATION

42       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

INTRODUCTION

As a Canadian public company, Talisman is subject to the disclosure requirements of National Instrument NI 51-101 ("NI 51-101") of the Canadian Securities Administrators, which applies to the disclosure of reserves and other oil and gas information. Prior to 2011, Talisman relied upon a discretionary exemption from certain of the requirements of NI 51-101 granted by the Canadian securities regulatory authorities to provide reserves and other oil and gas disclosure in accordance with the US disclosure requirements, in order to provide disclosure comparable to that provided by US and other international issuers. As a result of the expiry of that exemption, Talisman now provides disclosure which complies with the annual disclosure requirements of NI 51-101. The NI 51-101 mandated disclosure is set forth below under "Reserves Data and Other Oil and Gas Information under Canadian Disclosure Requirements" and under "Description of the Business". In addition, for greater comparability to the disclosure of US companies in the oil and gas industry with which Talisman is often compared by investors and analysts, Talisman continues to provide certain reserves and other oil and gas information in accordance with the US standards requirements. The US style disclosure is set forth below under "Reserves and Other Oil and Gas Information under US Disclosure Standards". Talisman has obtained an exemption from the Canadian securities regulatory authorities to permit it to provide the US style disclosure in addition to the disclosure mandated by NI 51-101.

The primary differences between the Canadian requirements and the US standards are that:

a)
NI 51-101 requires disclosure of gross and net reserves using forecast prices, whereas the SEC rules require the disclosure of net reserves estimated using a historical 12-month average price;

b)
NI 51-101 requires the disclosure of the net present value of future net revenue attributable to all of the disclosed reserves categories, estimated using forecast prices and costs, before and after deducting future income tax expenses, calculated without discount and using discount rates of 5%, 10%, 15% and 20%, whereas the SEC rules require disclosure of the present value of future net cash flows attributable to proved reserves only, estimated using a constant price (the historical 12-month average price) and a 10% discount rate;

c)
NI 51-101 requires a one year reconciliation of gross proved reserves, gross probable reserves and gross proved plus probable reserves, based on forecast prices and costs, for various product types, whereas the SEC rules require a three-year reconciliation of net proved reserves, based on constant prices and costs, for less specific product types; and

d)
NI 51-101 requires reserves to show a hurdle rate of return, whereas the SEC rules require reserves to be cash flow positive on an undiscounted basis.

Reporting of Reserves and Other Oil and Gas Information with respect to Proportionately Consolidated Entities

In this Schedule A and elsewhere in this annual information form, Talisman has included in its reserves and financial, production and other operating data its proportionate share of the reserves and other data of those entities that are proportionately consolidated for financial reporting purposes. Specifically, throughout 2012 Talisman held a 49% interest in Equión. Talisman's reserves and financial, production and other operating data reported herein reflect Talisman's 49% interest in Equión's reserves and other assets and results. Similarly, from December 17, 2012, Talisman has held a 51% interest in TSEUK. Prior to December 17, 2012, Talisman held a 100% interest in TSEUK (formerly TEUK). Talisman's year-end reserves and other data reflect Talisman's 51% interest in TSEUK's reserves and other assets as at that date. Information for activities for the year ended December 31, 2012 reflect Talisman's 100% interest in TEUK's operations prior to December 17, 2012 and its 51% interest in TSEUK's operations thereafter.

INTERNAL EVALUATION

Talisman's oil and gas reserves are evaluated internally. Talisman has obtained an exemption from NI 51-101 that exempts Talisman from the requirement under NI 51-101 to have its reserves evaluated or audited by independent reserves evaluators. The following discussion is provided pursuant to the requirements of the exemption.

Talisman understands that the purpose of the requirement under NI 51-101 for the involvement of independent qualified evaluators or auditors is to ensure that disclosure of reserves information reflects the conclusions of qualified professionals applying consistent standards and that such conclusions are not affected by adverse influences. Talisman believes that using independent evaluators or auditors would not materially enhance the reliability of its reserves estimates in light of the expertise of its internal reserves evaluation personnel and the controls applied during its reserves evaluation process. Talisman believes that its internal resources are at least as extensive as, if not greater than, those which would be assigned by any independent evaluators or auditors engaged by the Company, and that its internal staff's knowledge of and experience with the Company's reserves enable the Company to prepare an evaluation at least equivalent to that of any independent evaluator or auditor.

As at December 2012, the Company's internal reserves evaluation staff included approximately 94 persons with full-time or part-time responsibility for reserves evaluation, with an average of approximately 16 full-time or part-time years of relevant experience in evaluating reserves, of whom 26 were "qualified reserves evaluators" for purposes of NI 51-101. The Company's internal reserves

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       43

evaluation management personnel included approximately 16 persons with full-time or part-time responsibility for reserves evaluation management, with an average of approximately 27 full-time or part-time years of relevant experience in evaluating and managing the evaluation of reserves, 6 of whom were qualified reserves evaluators for purposes of NI 51-101. The Company has appointed an Internal Qualified Reserves Evaluator ("IQRE") who reports directly to the Chief Executive Officer and is responsible for the preparation and validation of the Company's reserves evaluations and the submission to the Company's Board of Directors of reports thereon. The Company's IQRE is Bruce Dingeman, a graduate of University of Wyoming with a B.Sc. in Petroleum Engineering and a Masters of Business Administration from Duke University. Mr. Dingeman has more than 30 years of petroleum engineering experience internationally and in North America. He is a professional engineer registered in both Alberta and Texas.

Talisman has adopted a corporate policy that prescribes procedures and standards to be followed in preparing its reserves data. The following summarizes Talisman's current process for preparing and approving its publicly disclosed reserves data.

All of Talisman's reserves are evaluated annually. Talisman employs qualified, competent, experienced engineers to ensure consistently high levels of professionalism in the estimation of its reserves data. Technical, cost and economic assumptions underpinning reserves estimates are documented to provide a clear audit trail.

Talisman conducts formal reviews during the reserves estimation process to ensure the reasonableness, completeness and accuracy of input data; the appropriateness of the technical subsurface methodology; the full understanding of reserves movements; and the correct use of reserves classifications. All reserves estimates are reviewed and approved by the respective Executive Vice-President of the operating area to which the reserves relate and then submitted to the Company's executive operating committee, comprised of the President and Chief Executive Officer and the Executive Vice-Presidents of the Company, for review and approval. In addition, the IQRE conducts a separate review to ensure the effectiveness of the disclosure controls and that the reserves estimates are free from material misstatement. The reserves data and the reports of the IQRE thereon are then reviewed by the Reserves Committee of the Board of Directors. The Reserves Committee and the IQRE have independent access to each other. Once approved by the Reserves Committee, the reserves data is submitted to the Board of Directors for final approval.

Notwithstanding that Talisman is exempt from the independent evaluator requirements of NI 51-101, Talisman obtains annual independent audits of its reserves estimates for some of its properties on a rotating basis. Over the past four years, these rotational independent audits have covered, in aggregate, properties which, at December 31, 2012, represent approximately 80% of the Company's proved reserves (on a boe basis) as at December 31, 2012. At the time of the audits, these audits have not revealed any material discrepancies in the reserves reported at such time using the standards in effect at the time of the audit. Talisman's IQRE oversees the preparation of the independent audits. Talisman maintains a Reserves Data Policy and Procedures Manual, which it updates as appropriate and on a periodic basis. Talisman also conducts periodic internal audits of the procedures, records and controls relating to the preparation of reserves data. Accordingly, Talisman considers the reliability of its internally generated reserves data to be not materially less than would be afforded by the independent evaluator requirements of NI 51-101.

RESERVES DATA AND OTHER OIL AND GAS INFORMATION UNDER CANADIAN DISCLOSURE REQUIREMENTS

The effective date of the reserves data and other oil and gas information in this section is December 31, 2012 and the preparation date is February 28, 2013.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserves estimates on the Company's properties provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

Definitions of the various terms used in the following tables are set forth under "Definitions" below. In certain of the tables set forth below, the columns may not add due to rounding.

44       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Reserves Estimates (Forecast Prices and Costs)

Oil And Gas Reserves
Forecast Prices And Costs(1)

	Light Oil (mmbbls)		Heavy Oil (mmbbls)		Shale Oil (mmbbls)		Shale Gas (bcf)		Non-Shale Natural Gas (bcf)		Natural Gas Liquids (mmbbls)
Year ended December 31, 2012	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Canada

Proved Developed Producing	2.9	2.4	34.9	31.5	–	–	157.0	145.7	680.3	611.2	23.5	19.9

Proved Developed Non-Producing	0.5	0.4	–	–	0.2	0.1	6.5	6.3	28.9	24.7	0.1	0.1

Proved Undeveloped	0.4	0.3	0.1	0.1	–	–	263.9	241.5	49.6	46.8	4.4	3.5

Total Proved	3.8	3.1	35.0	31.6	0.2	0.1	427.4	393.5	758.8	682.7	28.0	23.5

Total Probable	0.7	0.5	4.3	3.8	–	–	144.6	120.0	345.3	304.7	12.4	9.8

Total Proved Plus Probable	4.5	3.6	39.3	35.4	0.2	0.1	572.0	513.5	1,104.1	987.4	40.4	33.3

United States

Proved Developed Producing	–	–	–	–	1.9	1.4	869.1	732.5	33.9	28.5	10.5	7.9

Proved Developed Non-Producing	–	–	–	–	0.9	0.7	105.2	87.8	0.1	0.1	0.5	0.4

Proved Undeveloped	–	–	–	–	4.7	3.6	581.7	485.6	–	–	14.3	10.8

Total Proved	–	–	–	–	7.5	5.7	1,556.0	1,305.9	34.0	28.6	25.3	19.1

Total Probable	–	–	–	–	4.5	3.4	1,073.3	902.0	15.5	13.4	9.6	7.3

Total Proved Plus Probable	–	–	–	–	12.0	9.1	2,629.3	2,207.9	49.5	42.0	34.9	26.4

North Sea[2]

Proved Developed Producing	72.3	71.9	–	–	–	–	–	–	20.3	20.3	2.1	2.1

Proved Developed Non-Producing	5.9	5.9	–	–	–	–	–	–	2.9	2.9	0.1	0.1

Proved Undeveloped	19.3	19.3	–	–	–	–	–	–	41.2	41.2	1.4	1.4

Total Proved	97.5	97.1	–	–	–	–	–	–	64.4	64.4	3.6	3.6

Total Probable	108.1	107.8	–	–	–	–	–	–	77.2	77.2	3.7	3.7

Total Proved Plus Probable	205.6	204.9	–	–	–	–	–	–	141.6	141.6	7.3	7.3

Southeast Asia[3]

Proved Developed Producing	25.2	16.0	–	–	–	–	–	–	872.4	621.3	11.8	4.9

Proved Developed Non-Producing	2.2	0.5	–	–	–	–	–	–	151.5	96.2	1.7	0.8

Proved Undeveloped	14.0	11.2	–	–	–	–	–	–	731.7	489.2	11.8	5.1

Total Proved	41.4	27.7	–	–	–	–	–	–	1,755.6	1,206.7	25.3	10.8

Total Probable	49.7	29.2	–	–	–	–	–	–	734.3	489.4	7.3	3.5

Total Proved Plus Probable	91.1	56.9	–	–	–	–	–	–	2,489.9	1,696.1	32.6	14.3

Latin America[4]

Proved Developed Producing	9.4	7.5	0.1	0.1	–	–	–	–	82.7	66.2	1.5	1.2

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	5.8	4.7	–	–	–	–	–	–	–	–	–	–

Total Proved	15.2	12.2	0.1	0.1	–	–	–	–	82.7	66.2	1.5	1.2

Total Probable	7.4	5.9	0.2	0.1	–	–	–	–	–	–	–	–

Total Proved Plus Probable	22.6	18.1	0.3	0.2	–	–	–	–	82.7	66.2	1.5	1.2

Other[5]

Proved Developed Producing	15.8	7.8	–	–	–	–	–	–	–	–	–	–

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	8.4	4.4	–	–	–	–	–	–	–	–	2.3	1.2

Total Proved	24.2	12.2	–	–	–	–	–	–	–	–	2.3	1.2

Total Probable	12.4	5.0	–	–	–	–	–	–	–	–	0.3	0.1

Total Proved Plus Probable	36.6	17.2	–	–	–	–	–	–	–	–	2.6	1.3

Total

Proved Developed Producing	125.6	105.6	35.0	31.6	1.9	1.4	1,026.1	878.2	1,689.6	1,347.5	49.4	36.0

Proved Developed Non-Producing	8.6	6.8	–	–	1.1	0.8	111.7	94.1	183.4	123.9	2.4	1.4

Proved Undeveloped	47.9	39.9	0.1	0.1	4.7	3.6	845.6	727.1	822.5	577.2	34.2	22.0

Total Proved	182.1	152.3	35.1	31.7	7.7	5.8	1,983.4	1,699.4	2,695.5	2,048.6	86.0	59.4

Total Probable	178.3	148.4	4.5	3.9	4.5	3.4	1,217.9	1,022.0	1,172.3	884.7	33.3	24.4

Total Proved Plus Probable	360.4	300.7	39.6	35.6	12.2	9.2	3,201.3	2,721.4	3,867.8	2,933.3	119.3	83.8

1)
The prices used for the estimates of reserves based on forecast prices and costs are set forth under "Pricing Assumptions" later in this Section.

2)
North Sea includes Norway and UK, and UK includes 51% of the reserves of TSEUK.

3)
Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia/Timor-Leste.

4)
Latin America includes 49% of the reserves of Equión as well as Talisman's other Colombia assets.

5)
Other refers to Algeria.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       45

Future Net Revenue (Forecast Prices and Costs)

Net Present Values of Future Net Revenue
Forecast Prices and Costs(1)

	Before Deducting Income Taxes Discounted At					After Deducting Income Taxes Discounted At2
Year ended December 31, 2012 ($ Millions)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%

Canada

Proved Developed Producing	1,548.9	2,280.9	1,853.4	1,515.7	1,280.7	1,500.3	1,994.6	1,641.2	1,363.7	1,168.3

Proved Developed Non-Producing	47.3	67.8	57.8	48.3	41.2	34.7	50.8	43.7	36.8	31.6

Proved Undeveloped	1,025.9	599.7	381.8	255.9	176.5	766.8	439.1	270.8	173.5	112.2

Total Proved	2,622.1	2,948.4	2,293.0	1,819.9	1,498.4	2,301.8	2,484.5	1,955.7	1,574.0	1,312.1

Total Probable	2,412.9	941.1	479.0	281.5	177.9	1,804.1	695.3	345.0	194.7	115.6

Total Proved Plus Probable	5,035.0	3,889.5	2,772.0	2,101.4	1,676.3	4,105.9	3,179.8	2,300.7	1,768.7	1,427.7

United States

Proved Developed Producing	2,847.7	2,300.7	1,857.5	1,558.6	1,350.0	2,847.7	2,300.7	1,857.5	1,558.6	1,350.0

Proved Developed Non-Producing	390.0	302.9	237.9	194.8	164.9	390.0	302.9	237.9	194.8	164.9

Proved Undeveloped	1,705.1	1,061.0	692.5	464.2	314.3	1,638.6	1,039.7	685.2	461.6	313.3

Total Proved	4,942.8	3,664.6	2,787.9	2,217.6	1,829.2	4,876.3	3,643.3	2,780.6	2,215.0	1,828.2

Total Probable	4,100.2	1,820.8	1,015.2	640.0	432.1	2,608.3	1,210.5	723.0	485.4	344.7

Total Proved Plus Probable	9,043.0	5,485.4	3,803.1	2,857.6	2,261.3	7,484.6	4,853.8	3,503.6	2,700.4	2,172.9

North Sea[3]

Proved Developed Producing	(1,786.2)	(879.2)	(470.1)	(264.8)	(151.3)	309.0	83.8	(38.9)	(95.0)	(113.7)

Proved Developed Non-Producing	348.2	267.4	209.8	168.6	138.6	74.9	69.6	60.9	52.3	44.8

Proved Undeveloped	891.6	609.5	405.0	258.3	152.2	394.9	343.8	276.9	213.8	159.4

Total Proved	(546.4)	(2.3)	144.7	162.1	139.5	778.8	497.2	298.9	171.1	90.5

Total Probable	6,300.1	4,344.9	3,146.4	2,375.6	1,857.3	1,765.1	1,514.4	1,282.7	1,091.0	936.8

Total Proved Plus Probable	5,753.7	4,342.6	3,291.1	2,537.7	1,996.8	2,543.9	2,011.6	1,581.6	1,262.1	1,027.3

Southeast Asia[4]

Proved Developed Producing	4,625.3	3,849.9	3,297.6	2,889.5	2,578.1	2,746.4	2,304.2	1,986.2	1,749.8	1,568.8

Proved Developed Non-Producing	420.1	369.9	328.1	293.0	263.5	341.6	299.0	263.5	233.9	209.0

Proved Undeveloped	5,345.2	4,065.3	3,196.5	2,582.8	2,135.0	3,169.2	2,408.4	1,891.5	1,525.7	1,258.1

Total Proved	10,390.6	8,285.1	6,822.2	5,765.3	4,976.6	6,257.2	5,011.6	4,141.2	3,509.4	3,035.9

Total Probable	4,537.5	2,858.0	1,911.3	1,338.3	971.9	2,694.3	1,693.5	1,120.7	770.6	545.6

Total Proved Plus Probable	14,928.1	11,143.1	8,733.5	7,103.6	5,948.5	8,951.5	6,705.1	5,261.9	4,280.0	3,581.5

Latin America[5]

Proved Developed Producing	740.6	668.5	609.7	561.1	520.4	580.2	523.8	477.7	439.4	407.2

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	341.2	276.8	227.1	188.2	157.2	221.4	174.9	139.2	111.6	89.8

Total Proved	1,081.8	945.3	836.8	749.3	677.6	801.6	698.7	616.9	551.0	497.0

Total Probable	453.8	364.0	296.1	243.8	202.9	301.9	237.8	189.6	152.6	123.8

Total Proved Plus Probable	1,535.6	1,309.3	1,132.9	993.1	880.5	1,103.5	936.5	806.5	703.6	620.8

Other[6]

Proved Developed Producing	551.4	480.1	425.4	382.5	348.0	337.3	294.3	261.3	235.3	214.5

Proved Developed Non-Producing	–	–	–	–	–	–	–	–	–	–

Proved Undeveloped	466.4	391.4	336.5	294.7	262.1	331.4	282.4	246.0	218.1	195.8

Total Proved	1,017.8	871.5	761.9	677.2	610.1	668.7	576.7	507.3	453.4	410.3

Total Probable	518.5	394.0	308.4	247.5	203.0	305.3	232.2	181.7	145.7	119.4

Total Proved Plus Probable	1,536.3	1,265.5	1,070.3	924.7	813.1	974.0	808.9	689.0	599.1	529.7

Total

Proved Developed Producing	8,527.7	8,700.9	7,573.5	6,642.6	5,925.9	8,320.9	7,501.4	6,185.0	5,251.8	4,595.1

Proved Developed Non-Producing	1,205.6	1,008.0	833.6	704.7	608.2	841.2	722.3	606.0	517.8	450.3

Proved Undeveloped	9,775.4	7,003.7	5,239.4	4,044.1	3,197.3	6,522.3	4,688.3	3,509.6	2,704.3	2,128.6

Total Proved	19,508.7	16,712.6	13,646.5	11,391.4	9,731.4	15,684.4	12,912.0	10,300.6	8,473.9	7,174.0

Total Probable	18,323.0	10,722.8	7,156.4	5,126.7	3,845.1	9,479.0	5,583.7	3,842.7	2,840.0	2,185.9

Total Proved Plus Probable	37,831.7	27,435.4	20,802.9	16,518.1	13,576.5	25,163.4	18,495.7	14,143.3	11,313.9	9,359.9

1)
The prices used for the estimates of future net revenue based on forecast prices and costs are set forth under "Pricing Assumptions" later in this section.

2)
Future Net Revenue After Income Taxes has been calculated by deducting royalties and taxes which have been computed separately for each taxable entity using existing tax pool balances using tax pool write-off rates and tax rates and rules in accordance with existing legislation. No benefit has been included for future interest expense or the benefits of future tax planning opportunities. Values do not represent an estimate of the value at the business entity level, which may be significantly different. For information at the business entity level, see the Company's Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2012.

3)
North Sea includes Norway and UK, and UK includes 51% of the reserves of TSEUK.

4)
Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia/Timor-Leste.

5)
Latin America includes 49% of the reserves of Equión as well as Talisman's other Colombia assets.

6)
Other refers to Algeria.

46       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Elements of Future Net Revenue

Future Net Revenue
(Undiscounted) ($ Millions)
Forecast Prices and Costs

Year ended December 31, 2012	Revenue	Royalties	Operating Costs	Development Costs	Abandonment and Reclamation Costs	Future Net Revenue Before Income Taxes	Income Taxes[1]	Future Net Revenue After Income Taxes

Canada

Proved	11,392.1	1,306.1	4,351.6	620.5	2,491.8	2,622.1	320.3	2,301.8

Proved Plus Probable	16,288.8	2,024.0	5,860.5	841.4	2,527.9	5,035.0	929.1	4,105.9

United States

Proved	11,115.5	1,896.5	2,527.0	1,215.4	533.8	4,942.8	66.5	4,876.3

Proved Plus Probable	20,737.2	3,460.9	5,381.4	2,265.7	586.2	9,043.0	1,558.4	7,484.6

North Sea[2]

Proved	11,581.2	40.3	7,413.8	2,348.8	2,324.7	(546.4)	(1,325.2)	778.8

Proved Plus Probable	25,617.5	88.5	12,636.1	4,261.2	2,878.0	5,753.7	3,209.8	2,543.9

Southeast Asia[3]

Proved	23,496.0	8,123.0	3,737.5	979.0	265.9	10,390.6	4,133.4	6,257.2

Proved Plus Probable	36,867.8	13,159.4	6,239.5	2,132.8	408.0	14,928.1	5,976.6	8,951.5

Latin America[4]

Proved	1,972.9	396.7	303.7	161.5	29.2	1,081.8	280.2	801.6

Proved Plus Probable	2,749.6	552.3	357.1	275.4	29.2	1,535.6	432.1	1,103.5

Other[5]

Proved	2,744.1	1,354.7	313.7	47.7	10.2	1,017.8	349.1	668.7

Proved Plus Probable	4,126.6	2,184.8	345.1	56.0	4.4	1,536.3	562.3	974.0

Total

Proved	62,301.8	13,117.3	18,647.3	5,372.9	5,655.6	19,508.7	3,824.3	15,684.4

Proved Plus Probable	106,387.5	21,469.9	30,819.7	9,832.5	6,433.7	37,831.7	12,668.3	25,163.4

1)
Income Taxes include PRT.

2)
North Sea includes Norway and UK, and UK includes 51% of the reserves of TSEUK.

3)
Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia/Timor-Leste.

4)
Latin America includes 49% of the reserves of Equión as well as Talisman's other Colombia assets.

5)
Other refers to Algeria.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       47

Future Net Revenue by Production Group

Future Net Revenue by Production Group
Forecast Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/year) ($ Millions)	Per Unit

Proved Reserves

	Light Oil	3,672.9	$20.14/bbl

	Non-Shale Natural Gas	5,194.9	$1.93/mcf

	Natural Gas Liquids	1,504.4	$17.48/bbl

	Shale Gas	2,361.4	$1.19/mcf

	Shale Oil	334.6	$43.65/bbl

	Heavy Oil	578.6	$16.48/bbl

	Total	13,646.8	$12.60/bbl

Proved Plus Probable

	Light Oil	8,560.7	$23.74/bbl

	Non-Shale Natural Gas	6,028.3	$1.56/mcf

	Natural Gas Liquids	1,954.8	$16.37/bbl

	Shale Gas	3,114.2	$0.97/mcf

	Shale Oil	505.0	$41.38/bbl

	Heavy Oil	639.7	$16.17/bbl

	Total	20,802.7	$12.25/bbl

48       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Reconciliation of Changes in Reserves

Continuity of Gross Proved Reserves

	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Gas (bcf)	NGL (mmbbls)

Canada

At December, 31, 2011	9.4	45.7	–	354.3	1,055.5	17.4

Discoveries	–	–	–	–	–	–

Additions & Extensions	1.0	0.4	0.2	79.1	(20.6)	11.1

Acquisitions	–	–	–	–	–	–

Divestment	(5.4)	(8.2)	–	–	(104.9)	(1.7)

Technical Revisions	(0.3)	3.3	–	32.1	(38.5)	2.8

Economic Revisions	(0.2)	(1.7)	–	(11.4)	(7.7)	–

Production[1]	(0.7)	(4.5)	–	(26.7)	(125.0)	(1.6)

At December, 31, 2012	3.8	35.0	0.2	427.4	758.8	28.0

United States

At December, 31, 2011	–	–	6.4	2,322.6	51.2	16.7

Discoveries	–	–	–	–	–	–

Additions & Extensions	–	–	3.8	(641.9)	–	11.2

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	–	–	(2.5)	70.2	(7.1)	0.2

Economic Revisions	–	–	0.2	5.8	(1.1)	0.1

Production[1]	–	–	(0.4)	(200.7)	(9.0)	(2.9)

At December, 31, 2012	–	–	7.5	1,556.0	34.0	25.3

North Sea

At December, 31, 2011	274.4	–	–	–	83.9	5.7

Discoveries	–	–	–	–	–	–

Additions & Extensions	(17.9)	–	–	–	50.3	1.2

Acquisitions	–	–	–	–	–	–

Divestment	(109.5)	–	–	–	(20.4)	(1.1)

Technical Revisions	(5.6)	–	–	–	(37.9)	(1.4)

Economic Revisions	(18.2)	–	–	–	–	(0.2)

Production[1]	(25.7)	–	–	–	(11.5)	(0.6)

At December, 31, 2012	97.5	–	–	–	64.4	3.6

Southeast Asia

At December, 31, 2011	48.7	–	–	–	1,956.2	26.7

Discoveries	–	–	–	–	–	–

Additions & Extensions	2.8	–	–	–	2.1	(0.7)

Acquisitions	2.0	–	–	–	2.6	–

Divestment	(1.7)	–	–	–	(9.9)	–

Technical Revisions	(0.1)	–	–	–	(4.8)	1.9

Economic Revisions	2.1	–	–	–	1.8	–

Production[1]	(12.4)	–	–	–	(192.4)	(2.6)

At December, 31, 2012	41.4	–	–	–	1,755.6	25.3

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       49

Latin America

At December, 31, 2011	15.1	–	–	–	104.4	0.8

Discoveries	–	–	–	–	–	–

Additions & Extensions	3.7	0.2	–	–	(5.3)	0.9

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	0.2	–	–	–	(0.1)	–

Economic Revisions	(0.1)	–	–	–	(1.9)	–

Production[1]	(3.7)	(0.1)	–	–	(14.4)	(0.2)

At December, 31, 2012	15.2	0.1	–	–	82.7	1.5

Other

At December, 31, 2011	29.9	–	–	–	–	2.3

Discoveries	–	–	–	–	–	–

Additions & Extensions	(1.2)	–	–	–	–	–

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	(0.2)	–	–	–	–	–

Economic Revisions	–	–	–	–	–	–

Production[1]	(4.3)	–	–	–	–	–

At December, 31, 2012	24.2	–	–	–	–	2.3

Total

At December, 31, 2011	377.5	45.7	6.4	2,676.9	3,251.2	69.6

Discoveries	–	–	–	–	–	–

Additions & Extensions	(11.6)	0.6	4.0	(562.8)	26.5	23.7

Acquisitions	2.0	–	–	–	2.6	–

Divestment	(116.6)	(8.2)	–	–	(135.2)	(2.8)

Technical Revisions	(6.0)	3.3	(2.5)	102.3	(88.4)	3.5

Economic Revisions	(16.4)	(1.7)	0.2	(5.6)	(8.9)	(0.1)

Production[1]	(46.8)	(4.6)	(0.4)	(227.4)	(352.3)	(7.9)

At December, 31, 2012	182.1	35.1	7.7	1,983.4	2,695.5	86.0

1)
Production numbers reflect the best estimate of calendar year production and do not include out of period accounting adjustments.

50       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Continuity of Gross Probable Reserves

	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Gas (bcf)	NGL (mmbbls)

Canada

At December, 31, 2011	2.6	7.4	–	106.8	422.4	6.1

Discoveries	–	–	–	–	–	–

Additions & Extensions	0.1	0.2	–	24.6	(19.0)	2.7

Acquisitions	–	–	–	–	–	–

Divestment	(1.8)	(2.8)	–	–	(29.4)	(0.4)

Technical Revisions	(0.3)	(2.0)	–	18.0	(26.6)	3.9

Economic Revisions	0.1	1.5	–	(4.8)	(2.1)	0.1

Production(1)	–	–	–	–	–	–

At December, 31, 2012	0.7	4.3	–	144.6	345.3	12.4

United States

At December, 31, 2011	–	–	1.0	768.0	15.8	3.4

Discoveries	–	–	–	–	–	–

Additions & Extensions	–	–	4.1	198.1	–	5.6

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	–	–	(0.6)	(13.0)	(1.1)	0.5

Economic Revisions	–	–	–	120.2	0.8	0.1

Production(1)	–	–	–	–	–	–

At December, 31, 2012	–	–	4.5	1,073.3	15.5	9.6

North Sea

At December, 31, 2011	228.2	–	–	–	209.4	5.2

Discoveries	–	–	–	–	–	–

Additions & Extensions	(34.3)	–	–	–	(84.9)	0.4

Acquisitions	–	–	–	–	–	–

Divestment	(87.8)	–	–	–	(28.5)	(0.8)

Technical Revisions	(4.3)	–	–	–	(18.3)	(1.1)

Economic Revisions	6.3	–	–	–	(0.5)	–

Production(1)	–	–	–	–	–	–

At December, 31, 2012	108.1	–	–	–	77.2	3.7

Southeast Asia

At December, 31, 2011	50.0	–	–	–	737.8	11.4

Discoveries	–	–	–	–	–	–

Additions & Extensions	0.2	–	–	–	(38.8)	(1.0)

Acquisitions	8.1	–	–	–	9.3	–

Divestment	(0.4)	–	–	–	(1.8)	–

Technical Revisions	(11.1)	–	–	–	2.5	(3.4)

Economic Revisions	2.9	–	–	–	25.3	0.3

Production(1)	–	–	–	–	–	–

At December, 31, 2012	49.7	–	–	–	734.3	7.3

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       51

Latin America

At December, 31, 2011	31.3	–	–	–	–	–

Discoveries	–	–	–	–	–	–

Additions & Extensions	(23.8)	0.2	–	–	–	–

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	(0.1)	–	–	–	–	–

Economic Revisions	–	–	–	–	–	–

Production(1)	–	–	–	–	–	–

At December, 31, 2012	7.4	0.2	–	–	–	–

Other

At December, 31, 2011	11.5	–	–	–	–	0.2

Discoveries	–	–	–	–	–	–

Additions & Extensions	0.8	–	–	–	–	0.1

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	0.1	–	–	–	–	–

Economic Revisions	–	–	–	–	–	–

Production(1)	–	–	–	–	–	–

At December, 31, 2012	12.4	–	–	–	–	0.3

Total

At December, 31, 2011	323.6	7.4	1.0	874.8	1,385.4	26.3

Discoveries	–	–	–	–	–	–

Additions & Extensions	(57.0)	0.4	4.1	222.7	(142.7)	7.8

Acquisitions	8.1	–	–	–	9.3	–

Divestment	(90.0)	(2.8)	–	–	(59.7)	(1.2)

Technical Revisions	(15.7)	(2.0)	(0.6)	5.0	(43.5)	(0.1)

Economic Revisions	9.3	1.5	–	115.4	23.5	0.5

Production(1)	–	–	–	–	–	–

At December, 31, 2012	178.3	4.5	4.5	1,217.9	1,172.3	33.3

1)
Production numbers reflect the best estimate of calendar year production and do not include out of period accounting adjustments.

52       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Continuity of Gross Proved Plus Probable Reserves

	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Gas (bcf)	NGL (mmbbls)

Canada

At December, 31, 2011	12.0	53.1	–	461.1	1,477.9	23.5

Discoveries	–	–	–	–	–	–

Additions & Extensions	1.1	0.6	0.2	103.7	(39.6)	13.8

Acquisitions	–	–	–	–	–	–

Divestment	(7.2)	(11.0)	–	–	(134.3)	(2.1)

Technical Revisions	(0.6)	1.3	–	50.1	(65.1)	6.7

Economic Revisions	(0.1)	(0.2)	–	(16.2)	(9.8)	0.1

Production(1)	(0.7)	(4.5)	–	(26.7)	(125.0)	(1.6)

At December, 31, 2012	4.5	39.3	0.2	572.0	1,104.1	40.4

United States

At December, 31, 2011	–	–	7.4	3,090.6	67.0	20.1

Discoveries	–	–	–	–	–	–

Additions & Extensions	–	–	7.9	(443.8)	–	16.8

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	–	–	(3.1)	57.2	(8.2)	0.7

Economic Revisions	–	–	0.2	126.0	(0.3)	0.2

Production(1)	–	–	(0.4)	(200.7)	(9.0)	(2.9)

At December, 31, 2012	–	–	12.0	2,629.3	49.5	34.9

North Sea

At December, 31, 2011	502.6	–	–	–	293.3	10.9

Discoveries	–	–	–	–	–	–

Additions & Extensions	(52.2)	–	–	–	(34.6)	1.6

Acquisitions	–	–	–	–	–	–

Divestment	(197.3)	–	–	–	(48.9)	(1.9)

Technical Revisions	(9.9)	–	–	–	(56.2)	(2.5)

Economic Revisions	(11.9)	–	–	–	(0.5)	(0.2)

Production(1)	(25.7)	–	–	–	(11.5)	(0.6)

At December, 31, 2012	205.6	–	–	–	141.6	7.3

Southeast Asia

At December, 31, 2011	98.7	–	–	–	2,694.0	38.1

Discoveries	–	–	–	–	–	–

Additions & Extensions	3.0	–	–	–	(36.7)	(1.7)

Acquisitions	10.1	–	–	–	11.9	–

Divestment	(2.1)	–	–	–	(11.7)	–

Technical Revisions	(11.2)	–	–	–	(2.3)	(1.5)

Economic Revisions	5.0	–	–	–	27.1	0.3

Production(1)	(12.4)	–	–	–	(192.4)	(2.6)

At December, 31, 2012	91.1	–	–	–	2,489.9	32.6

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       53

Latin America

At December, 31, 2011	46.4	–	–	–	104.4	0.8

Discoveries	–	–	–	–	–	–

Additions & Extensions	(20.1)	0.4	–	–	(5.3)	0.9

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	0.1	–	–	–	(0.1)	–

Economic Revisions	(0.1)	–	–	–	(1.9)	–

Production(1)	(3.7)	(0.1)	–	–	(14.4)	(0.2)

At December, 31, 2012	22.6	0.3	–	–	82.7	1.5

Other

At December, 31, 2011	41.4	–	–	–	–	2.5

Discoveries	–	–	–	–	–	–

Additions & Extensions	(0.4)	–	–	–	–	0.1

Acquisitions	–	–	–	–	–	–

Divestment	–	–	–	–	–	–

Technical Revisions	(0.1)	–	–	–	–	–

Economic Revisions	–	–	–	–	–	–

Production(1)	(4.3)	–	–	–	–	–

At December, 31, 2012	36.6	–	–	–	–	2.6

Total

At December, 31, 2011	701.1	53.1	7.4	3,551.7	4,636.6	95.9

Discoveries	–	–	–	–	–	–

Additions & Extensions	(68.6)	1.0	8.1	(340.1)	(116.2)	31.5

Acquisitions	10.1	–	–	–	11.9	–

Divestment	(206.6)	(11.0)	–	–	(194.9)	(4.0)

Technical Revisions	(21.7)	1.3	(3.1)	107.3	(131.9)	3.4

Economic Revisions	(7.1)	(0.2)	0.2	109.8	14.6	0.4

Production(1)	(46.8)	(4.6)	(0.4)	(227.4)	(352.3)	(7.9)

At December, 31, 2012	360.4	39.6	12.2	3,201.3	3,867.8	119.3

1)
Production numbers reflect the best estimate of calendar year production and do not include out of period accounting adjustments.

At the end of 2012, Talisman's proved plus probable reserves totalled 1.7 billion boe. The Company added (discoveries, extensions, and additions plus other revisions) approximately 31 million boe of proved plus probable reserves (18 million boe proved) in the liquids-rich Eagle Ford shale play, 26 million boe proved plus probable reserves (19 million boe proved) in the Montney shale, 11 million boe proved plus probable reserves (five million boe proved) in Wild River, Canada, and seven million boe proved plus probable (nil proved) reserves in Corridor, Indonesia.

In the Marcellus dry gas shale play, capital spending has been reduced significantly, which led to negative reserve additions (discoveries, extensions, and additions plus other revisions) of approximately 38 million boe of proved plus probable reserves (91 million boe proved). These negative additions reflect uncertainty in the timing of development, not technical certainty.

In the North Sea, development of the Auk South and Yme projects have been deferred, resulting in negative additions (discoveries, extensions, and additions plus other revisions) of approximately 56 million boe of proved plus probable reserves (44 million boe proved). The negative additions in the North Sea also primarily reflect uncertainty in the timing of development, not technical certainty.

As part of the decision to focus the portfolio, Talisman announced it will exit Peru, with a reduction of approximately 21 million boe of proved plus probable (nil proved) reserves.

54       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Undeveloped Reserves

The following tables set forth, by product type, the volumes of gross proved undeveloped reserves and gross probable undeveloped reserves that were first attributed as reserves in years 2010 to 2012. The tables do not include volumes of proved undeveloped and probable undeveloped reserves first attributed in years prior to 2010 because such information is not available to the Company.

Proved Undeveloped Reserves

Year(1)	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	Natural Gas Liquids (mmbbls)

2010	15.5	1.2	–	733.0	188.7	10.1

2011	31.5	–	5.5	843.6	125.4	8.9

2012	11.4	–	3.7	206.5	54.0	10.2

1)
First attributed includes only new additions during the year and does not include revisions to previous undeveloped reserves.

Proved undeveloped reserves are those reserves that can be estimated with a high degree of certainty to be recoverable and are expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. Talisman's proved undeveloped reserves were 365 mmboe as at December 31, 2012, which is 33% of Talisman's proved reserves. Talisman plans to develop these reserves over the next five years.

Probable Undeveloped Reserves

Year(1)	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	Natural Gas Liquids (mmbbls)

2010	22.6	0.5	–	513.1	155.4	6.9

2011	46.5	–	0.9	319.9	28.0	2.4

2012	5.4	–	0.7	44.3	11.2	2.1

1)
First attributed includes only new additions during the year and does not include revisions to previous undeveloped reserves.

Probable undeveloped reserves are those additional reserves that are less certain to be recovered than proved reserves and are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. Talisman's probable undeveloped reserves are 417 mmboe as at December 31, 2012. Talisman plans to develop over 85% of its probable undeveloped reserves in five years.

Future Development Costs(1)

The following tables set forth the development costs ($ millions) deducted in the estimation of future net revenue.

	Canada		United States		North Sea(2)
Year	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

2013	121.0	229.6	193.4	229.6	698.3	836.7

2014	95.0	158.7	419.7	496.7	427.5	645.3

2015	160.4	208.8	238.1	611.4	463.4	656.7

2016	30.8	30.8	294.8	693.0	163.6	416.9

2017	12.7	12.7	67.0	231.6	127.9	394.0

Remainder	200.6	200.8	2.4	3.4	468.1	1,311.6

Total: Undiscounted	620.5	841.4	1,215.4	2,265.7	2,348.8	4,261.2

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       55

	Southeast Asia(3)		Latin America(4)		Other(5)
Year	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

2013	330.1	411.5	71.6	129.4	17.8	25.1

2014	126.7	401.5	58.9	95.6	7.8	8.8

2015	238.7	367.0	23.8	43.2	2.6	2.6

2016	131.7	368.1	7.2	7.2	2.7	2.7

2017	61.2	235.8	–	–	6.7	6.7

Remainder	90.6	348.9	–	–	10.1	10.1

Total: Undiscounted	979.0	2,132.8	161.5	275.4	47.7	56.0

1)
Includes development and maintenance costs.

2)
North Sea includes Norway and UK, and UK includes 51% of the reserves of TSEUK.

3)
Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia/Timor-Leste.

4)
Latin America includes 49% of the reserves of Equión as well as Talisman's other Colombia assets.

5)
Other refers to Algeria.

Talisman expects to fund future development from internally generated cash flow, existing cash balances, debt financing and the proceeds of farm-out arrangements. The only costs of funding future development is the interest associated with debt financing. The interest associated with debt financing is not included in the reserves and future revenue estimates and would reduce reserves and future net revenue to some degree depending on the funding source utilized. Talisman does not expect that interest or other funding costs would make the development of any property uneconomic.

Pricing Assumptions

The pricing assumptions used in the preparation of the estimates of reserves and related future net revenue based on forecast prices and costs are set forth below. By 2015, oil prices are assuming a long-term estimate of $95/bbl Brent crude oil in real 2013 dollars, and, by 2017, gas prices are assuming a long-term estimate of $5.00/mmbtu Nymex in real 2013 dollars.

	Oil(1)				Natural Gas			Natural Gas Liquids
Year	USA WTI Cushing Oklahoma ($US/bbl)	Canada Western Canadian Select Hardisty Heavy ($Cdn/bbl)	UK Dated Brent(4) ($US/bbl)	Indonesia Minas ICP ($US/bbl)	USA(2) Henry Hub (US$/mmbtu)	Canada(3) AECO-C ($C/gj)	UK IPE M-1(5) (P/therm)	Canada Edmonton Propane ($Cdn/bbl)	Inflation Rates %/ year	Exchange Rate US$ equal C$1.00	Exchange Rate (US$ equal) UK £1.00

2013	90.00	69.50	100.00	102.50	3.60	2.82	62.50	36.00		1.00	1.60

2014	89.75	71.80	100.00	102.50	4.00	3.18	62.50	40.39	2.5%	1.00	1.60

2015	89.49	71.60	100.00	102.50	5.00	4.10	62.50	44.75	2.5%	1.00	1.60

2016	91.73	73.38	102.50	105.10	5.13	4.20	61.60	45.87	2.5%	1.00	1.60

2017	96.78	77.43	105.06	107.86	5.52	4.54	60.80	48.39	2.5%	1.00	1.60

Thereafter	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	+2.5%/yr	2.5%	1.00	1.60

1)
Asian Gas prices are generally linked to oil, except for certain contracts which are sold under fixed price contracts.

2)
U.S shale gas price is based on Henry Hub.

3)
Canadian shale gas price is based on AECO.

4)
Oil prices in UK, Norway & Other are generally derived from Dated Brent with quality and transportation differentials.

5)
Gas prices in Norway are generally derived from IPE M-1.

Weighted average historical prices for the year ended December 31, 2012 were $110.51/bbl for light oil, $70.24/bbl for heavy oil, $4.05/mcf for shale gas, $6.25/mcf for natural gas and $68.25/bbl for natural gas liquids.

56       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Definitions

Developed Reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production.

Developed Non-Producing Reserves are those reserves that either have not been on production, or have previously been on production but are shut-in, and the date of resumption of production is unknown.

Developed Producing Reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Gross Reserves are Talisman's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of Talisman. The exclusion of royalty interest volumes in gross reserves does not conform to SEC standards.

Heavy Oil is oil that qualifies for royalties specific to heavy oil, in a jurisdiction that has a royalty regime specific to heavy oil; or is oil with a density between 10 to 22.3 degrees API (as that term is defined by the American Petroleum Institute), in a jurisdiction that has no royalty regime specific to heavy oil.

Light Oil is a mixture consisting mainly of pentanes and heavier hydrocarbons that exist in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Light Oil may contain small amounts of sulphur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.

Natural Gas Liquids are those hydrocarbon components that can be recovered from natural gas as liquids, including, but not limited to, ethane, propane, butanes, pentanes plus, condensate and small quantities of non-hydrocarbons.

Net Reserves are Talisman's working interest (operating or non-operating) share after deduction of royalty obligations, plus Talisman's royalty interests in reserves.

Non-Shale Natural Gas is a mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in light oil in reservoirs but are gaseous at atmospheric conditions, but which excludes shale. Natural gas may contain sulphur or other non-hydrocarbon compounds.

Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Shale Gas is derived from shales and similar low permeability formations and are typically developed with horizontal drilling and multi-stage fracture stimulations. It is a mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in shale oil in reservoirs but are gaseous at atmospheric conditions. Shale gas may contain sulphur or other non-hydrocarbon compounds. In this annual information form, reserves reported under the Shale Gas product type include reserves in the Marcellus, Montney, Eagle Ford and Duvernay plays.

Shale Oil is derived from shale and is a mixture consisting mainly of pentanes and heavier hydrocarbons that exist in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Shale Oil may contain small amounts of sulphur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.

Undeveloped Reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       57

Wells

The following table sets forth the number of Talisman's producing and non-producing wells as at December 31, 2012.

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing(1)		Producing		Non-Producing(1)
Year ended December 31, 2012	Gross(2)	Net(2)	Gross(2)	Net(2)	Gross(2)	Net(2)	Gross(2)	Net(2)

Alberta	1,077	958.2	225	191.0	1,340	867.6	259	169.5

British Columbia	–	–	–	–	143	74.0	93	53.1

Saskatchewan	38	38.0	5	4.5	11	9.0	19	15.7

Quebec			–	–			11	8.6

Northwest Territories	–	–	–	–	3	–	9	–

Yukon	–	–	–	–	1	–	–	–

Total Canada	1,115	996.2	230	195.5	1,498	950.6	391	246.9

Texas	19	7.6	50	22.4	180	72.9	56	20.9

New York	–	–	–	–	6	4.5	108	91.4

Pennsylvania	–	–	–	–	326	292.1	112	89.2

Utah			–	–			1	0.9

Total United States	19	7.6	50	22.4	512	369.5	277	202.4

United Kingdom(3)	164	45.2	176	52.2	–	–	2	0.5

Norway	55	21.0	26	12.4	7	2.1	4	0.7

Indonesia	472	68.8	490	72.1	53	12.0	38	8.9

Malaysia	78	35.2	16	7.7	32	13.2	8	3.3

Australia/Timor-Leste	7	2.2	9	2.9	–	–	–	–

Vietnam	26	3.2	1	0.6	–	–	–	–

Papua New Guinea			–	–			9	4.2

Colombia(4)	44	6.7	26	3.2	–	–	–	–

Algeria	51	5.6	71	7.3	1	0.4	2	0.7

Total	2,031	1,191.7	1,095	376.3	2,103	1,347.8	731	467.6

1)
Non-producing includes those wells that were not producing at year-end but are capable of producing.

2)
"Gross wells" means the total number of wells in which Talisman has interests. "Net wells" means the number of wells obtained by aggregating Talisman's working interest in each of its gross wells.

3)
UK wells reflect 51% of TSEUK's wells as at December 31, 2012.

4)
Colombia wells reflect 49% of Equión's wells as well as Talisman's other Colombia wells as at December 31, 2012.

For further information, please refer to the "Description of the Business" section of this Annual Information Form.

Properties with no Attributed Reserves

The following table sets out Talisman's land holdings with no attributed reserves at December 31, 2012:

	Properties with no Attributed Reserves (thousand acres)(1)
Year ended December 31, 2012	Gross	Net

Canada	7,512.7	4,687.9

United States	717.2	592.8

North Sea(2)	2,187.2	843.6

Southeast Asia(3)	33,312.4	13,708.8

Latin America(4)	18,650.7	7,992.3

Other(5)	1,367.0	461.6

Total	63,747.2	28,287.0

1)
Where Talisman holds interests in different formations under the same surface area but pursuant to separate leases, the acreage for each lease is included in total gross and net acreage.

2)
North Sea includes UK and Norway, and UK reflects 51% of TSEUK's properties as at December 31, 2012.

58       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

3)
Southeast Asia includes Indonesia, Vietnam, Malaysia, Australia/Timor-Leste and Papua New Guinea as at December 31, 2012.

4)
Latin America includes Colombia (49% of Equión's properties, Talisman's other Colombia properties) and Peru as at December 31, 2012.

5)
Other includes the Kurdistan Region of Iraq, Sierra Leone and Poland as at December 31, 2012.

Work commitments, categorized as seismic acquisition, geophysical studies or well commitments (land and/or licence commitments), exist in all of Talisman's geographic areas except Canada and the United States where there are no comparable work commitments for any of the lands held. In Canada and the United States, the Company's ultimate ability to retain land typically requires drilling activity and/or proof of productivity. In other regions in which the Company operates, the result of not fulfilling a land or licence commitment could result in the loss of a title document or imposition of a penalty. During 2013-2017, Talisman's total work commitments are estimated to be $361 million.

The estimated net acres of properties with no attributable reserves that are expected to expire in 2013 are as follows: Canada – 115,000, United States – 119,000, Australia – 56,952, Colombia (excluding Equión) – 54,681, Colombia (including Equión) – 152,875, Indonesia – 364,920, Norway – 71,181, Peru – 870,896, Papua New Guinea – 995,105.

Forward Contracts

Future commitments to buy, sell, exchange, process and transport oil or gas of the Company are described under note 23 entitled "Contingencies and Commitments" in the audited Consolidated Financial Statements of the Company for the year ended December 31, 2012, which is incorporated herein by reference.

Abandonment And Reclamation Costs

In estimating abandonment and reclamation costs, management develops a number of possible abandonment scenarios to which probabilities are assigned based on management's reasonable judgment. Estimates of abandonment costs are subject to uncertainty associated with the method, timing and extent of future retirement activities. As at December 31, 2012, Talisman's estimated total future abandonment and reclamation costs, net of estimated salvage value, was $1.5 billion discounted at 10% ($4.1 billion undiscounted at current prices). Of this amount, the abandonment and reclamation costs expected to be incurred which are not deducted in estimating the total proved plus probable future net revenue at forecast prices and costs amounted to $325 million discounted at 10% ($530 million undiscounted at current prices). Talisman expects to incur abandonment and reclamation costs in respect of 3,765 net wells. Talisman expects to pay approximately $209 million of total abandonment and reclamation costs in the next three financial years, in total.

Costs Incurred

The following table summarizes the capital expenditures made by Talisman on oil and natural gas properties for the year ended December 31, 2012.

	Property Acquisition Costs ($ Millions)
	Proved Properties	Unproved Properties	Exploration Costs ($ Millions)	Development Costs ($ Millions)

Canada	–	7	191	324

United States	2	37	11	1,097

UK	–	–	53	608

Scandinavia	–	–	79	502

Southeast Asia	19	91	149	367

Other(1)	–	66	351	105

Total	21	201	834	3,003

1)
Other refers to Algeria, Colombia (49% of Equión's costs as well as Talisman's other Colombia operations), the Kurdistan Region of Iraq as well as other international areas.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       59

Exploration and Development Activities

For a description of Talisman's most important current and likely exploration and development activities, please refer to the "Description of the Business" section of this Annual Information Form. The following tables set forth the number of wells completed in the year ended December 31, 2012:

	Exploratory Wells		Development Wells		Total
Year ended December 31, 2012	Gross	Net	Gross	Net	Gross	Net

Canada

Oil	11	10.1	29	19.6	40	29.7

Gas	6	4.9	75	47.6	81	52.5

Service	–	–	1	1.0	1	1.0

Stratigraphic Test	–	–	–	–	–	–

Dry	–	–	–	–	–	–

Total	17	15.0	105	68.2	122	83.2

United States

Oil	–	–	55	26.7	55	26.7

Gas	–	–	153	73.9	153	73.9

Service	–	–	–	–	–	–

Stratigraphic Test	–	–	–	–	–	–

Dry	–	–	–	–	–	–

Total	–	–	208	100.6	208	100.6

North Sea(1)

Oil	1	0.4	5	2.2	6	2.6

Gas	–	–	1	0.7	1	0.7

Service	–	–	1	0.1	1	0.1

Stratigraphic Test	–	–	–	–	–	–

Dry	2	0.6	–	–	2	0.6

Total	3	1.0	7	3.0	10	4.0

Southeast Asia(2)

Oil	3	0.2	28	4.5	31	4.7

Gas	3	1.3	6	1.7	9	3.0

Service	–	–	1	0.4	1	0.4

Stratigraphic Test	–	–	–	–	–	–

Dry	4	2.0	–	–	4	2.0

Total	10	3.5	35	6.6	45	10.1

Latin America(3)

Oil	–	–	6	1.0	6	1.0

Gas	–	–	–	–	–	–

Service	–	–	1	0.1	1	0.1

Stratigraphic Test	4	2.0	–	–	4	2.0

Dry	4	1.3	–	–	4	1.3

Total	8	3.3	7	1.1	15	4.4

Other(4)

Oil	1	0.4	4	0.3	5	0.7

Gas	–	–	–	–	–	–

Service	–	–	4	0.1	4	0.1

Stratigraphic Test	–	–	–	–	–	–

Dry	1	0.3	–	–	1	0.3

Total	2	0.7	8	0.4	10	1.1

1)
North Sea includes Norway and the UK. UK wells reflect 100% of TSEUK's activities to December 17, 2012 and 51% thereafter.

60       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

2)
Southeast Asia includes activities in Indonesia, Malaysia, Vietnam, Australia/Timor-Leste and Papua New Guinea.

3)
Latin America includes activities in Colombia (49% of Equión 's activities as well as Talisman's other Colombia activities) and Peru.

4)
Other refers to the Kurdistan Region of Iraq, Poland and Sierra Leone.

Production Estimates

The following table sets forth the volume of working interest production, before royalties, estimated for 2013, which is reflected in the estimate of future net revenue disclosed in the tables of reserves information in respect of gross proved and probable reserves:

	Product
	Light Oil (mbbls)	Heavy Oil (mbbls)	Shale Oil (mbbls)	Shale Gas (mmscf)	Non-Shale Natural Gas (mmscf)	Natural Gas Liquids (mbbls)

Canada

Total Proved	523.9	3,252.6	40.7	25,714.7	98,398.7	1,129.7

Total Probable	6.7	152.2	–	402.5	6,110.7	81.1

Total Proved Plus Probable	530.6	3,404.8	40.7	26,117.2	104,509.5	1,210.8

United States

Total Proved	–	–	1,198.9	173,056.1	6,586.8	3,419.0

Total Probable	–	–	929.4	2,303.8	120.0	484.3

Total Proved Plus Probable	–	–	2,128.3	175,359.9	6,706.8	3,903.3

North Sea(1)

Total Proved	12,590.2	–	–	–	3,901.4	321.7

Total Probable	3,769.4	–	–	–	3,296.0	154.6

Total Proved Plus Probable	16,359.6	–	–	–	7,197.4	476.3

Southeast Asia(2)

Total Proved	11,041.6	–	–	–	191,523.3	2,555.7

Total Probable	1,652.8	–	–	–	4,147.6	14.5

Total Proved Plus Probable	12,694.4	–		–	195,670.9	2,570.3

Latin America(3)

Total Proved	3,367.2	–	–	–	15,109.2	294.3

Total Probable	485.0	–	–	–	–	–

Total Proved Plus Probable	3,852.2	–	–	–	15,109.2	294.3

Other(4)

Total Proved	4,614.0	–	–	–	–	121.9

Total Probable	380.5	–	–	–	–	–

Total Proved Plus Probable	4,994.5	–	–	–	–	121.9

Total

Total Proved	32,136.9	3,252.6	1,239.7	198,770.8	315,519.4	7,842.4

Total Probable	6,294.3	152.2	929.4	2,706.3	13,674.4	734.5

Total Proved Plus Probable	38,431.2	3,404.8	2,169.1	201,477.1	329,193.8	8,576.9

1)
North Sea includes Norway and UK, and UK production includes 51% of the estimated production of TSEUK.

2)
Southeast Asia includes production in Indonesia, Malaysia, Vietnam and Australia/Timor-Leste.

3)
Latin America includes production in Colombia (49% of Equión's production as well as Talisman's other Colombia production) and Peru.

4)
Other refers to Algeria.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       61

Production History

Average Daily Production and Netback Information

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Talisman for each quarter in 2012 and the total for 2012:

	Quarter Ended				Total Year
	March 31	June 30	September 30	December 31	2012

Canada

Average Daily Production

Light Oil (bbls/d)	857	1,284	837	1,214	1,048

Shale Gas (mmcf/d)	69	75	77	80	75

Natural Gas (mmcf/d)	366	359	313	303	335

Natural Gas Liquids(1) (bbls/d)	4,993	4,991	4,494	5,077	4,888

Heavy Oil (bbls/d)	15,430	14,010	11,666	11,467	13,135

Average Net Prices Received

Light Oil ($/bbl)	108.07	98.24	97.41	61.84	89.47

Shale Gas ($/mcf)	1.95	2.02	2.35	3.22	2.41

Natural Gas ($/mcf)	2.33	1.86	2.48	2.93	2.38

Natural Gas Liquids(1) ($/bbl)	71.13	66.09	56.45	62.66	64.24

Heavy Oil ($/bbl)	78.87	63.79	68.43	68.42	70.24

Royalties

Light Oil ($/bbl)	8.91	6.29	7.48	9.89	8.11

Shale Gas ($/mcf)	(0.02)	(0.01)	(0.02)	(0.23)	(0.07)

Natural Gas ($/mcf)	0.32	0.01	0.16	0.07	0.14

Natural Gas Liquids(1) ($/bbl)	13.72	5.69	6.46	7.29	8.33

Heavy Oil ($/bbl)	15.46	10.24	9.56	10.57	11.69

Production Costs

Light Oil ($/bbl)	17.48	42.97	61.29	14.11	33.06

Shale Gas ($/mcf)	1.60	1.09	1.31	1.16	1.28

Natural Gas ($/mcf)	1.64	2.02	2.18	1.63	1.87

Natural Gas Liquids(1) ($/bbl)	6.06	8.58	6.23	6.40	6.83

Heavy Oil ($/bbl)	12.69	20.88	16.01	15.07	16.13

Netback Received

Light Oil ($/bbl)	81.68	48.98	28.64	37.84	48.30

Shale Gas ($/mcf)	0.37	0.94	1.06	2.29	1.20

Natural Gas ($/mcf)	0.37	(0.17)	0.14	1.23	0.37

Natural Gas Liquids(1) ($/bbl)	51.35	51.82	43.76	48.97	49.08

Heavy Oil ($/bbl)	50.72	32.67	42.86	42.78	42.42

United States

Average Daily Production

Light Oil (bbls/d)	3,585	4,439	4,657	7,171	4,968

Shale Gas (mmcf/d)	565	584	543	524	554

Natural Gas (mmcf/d)	23	21	20	19	21

Natural Gas Liquids(1) (bbls/d)	3,074	2,865	4,181	3,975	3,527

Heavy Oil (bbls/d)	–	–	–	–	–

Average Net Prices Received

Light Oil ($/bbl)	99.89	91.64	91.23	86.30	91.09

Shale Gas ($/mcf)	2.59	2.33	2.83	3.45	2.78

Natural Gas ($/mcf)	4.25	2.20	2.76	3.56	3.22

Natural Gas Liquids(1) ($/bbl)	43.66	37.45	31.35	36.93	36.83

Heavy Oil ($/bbl)	–	–	–	–	–

62       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

	Quarter Ended				Total Year
	March 31	June 30	September 30	December 31	2012

Royalties

Light Oil ($/bbl)	24.62	23.81	22.37	21.89	22.92

Shale Gas ($/mcf)	0.41	0.36	0.45	0.58	0.45

Natural Gas ($/mcf)	0.35	0.31	0.41	0.50	0.39

Natural Gas Liquids(1) ($/bbl)	9.76	9.62	7.60	9.40	8.99

Heavy Oil ($/bbl)	–	–	–	–	–

Production Costs

Light Oil ($/bbl)	5.06	32.41	0.48	12.73	12.84

Shale Gas ($/mcf)	1.29	1.20	0.78	1.17	1.11

Natural Gas ($/mcf)	2.00	1.41	0.54	2.59	1.63

Natural Gas Liquids(1) ($/bbl)	16.62	17.69	13.20	15.08	15.38

Heavy Oil ($/bbl)	–	–	–	–	–

Netback Received

Light Oil ($/bbl)	70.21	35.42	68.38	51.68	55.33

Shale Gas ($/mcf)	0.89	0.77	1.60	1.70	1.22

Natural Gas ($/mcf)	1.90	0.48	1.81	0.47	1.20

Natural Gas Liquids(1) ($/bbl)	17.28	10.14	10.55	12.45	12.46

Heavy Oil ($/bbl)	–	–	–	–	–

UK(2)

Average Daily Production

Light Oil (bbls/d)	61,564	50,764	53,297	37,759	50,817

Shale Gas (mmcf/d)	–	–	–	–	–

Natural Gas (mmcf/d)	6	4	6	3	5

Natural Gas Liquids(1) (bbls/d)	353	243	295	204	274

Average Net Prices Received

Light Oil ($/bbl)	120.75	107.75	109.30	109.75	112.45

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	8.41	8.73	6.77	4.28	7.30

Natural Gas Liquids(1) ($/bbl)	26.99	142.54	22.48	58.61	57.13

Royalties

Light Oil ($/bbl)	1.33	1.07	0.93	0.31	0.97

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	–	–	–	–	–

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

Production Costs

Light Oil ($/bbl)	42.59	56.49	63.35	77.42	58.02

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	(0.18)	0.36	0.52	2.54	0.59

Natural Gas Liquids(1) ($/bbl)	(1.08)	2.16	3.12	15.24	3.54

Netback Received

Light Oil ($/bbl)	76.83	50.19	45.02	32.02	53.46

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	8.59	8.37	6.25	1.74	6.71

Natural Gas Liquids(1) ($/bbl)	28.07	140.38	19.36	43.37	53.59

Norway

Average Daily Production

Light Oil (bbls/d)	25,177	17,674	16,845	14,498	18,533

Shale Gas (mmcf/d)	–	–	–	–	–

Natural Gas (mmcf/d)	38	27	22	17	26

Natural Gas Liquids(1) (bbls/d)	1,659	976	1,003	777	1,103

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       63

	Quarter Ended				Total Year
	March 31	June 30	September 30	December 31	2012

Average Net Prices Received

Light Oil ($/bbl)	123.49	97.77	118.11	110.74	113.65

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	10.14	10.19	9.64	11.28	10.24

Natural Gas Liquids(1) ($/bbl)	87.02	14.40	74.69	76.58	66.34

Royalties

Light Oil ($/bbl)	–	–	–	–	–

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	–	–	–	–	–

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

Production Costs

Light Oil ($/bbl)	40.11	48.33	51.70	78.41	52.24

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	2.24	4.96	2.49	6.06	3.64

Natural Gas Liquids(1) ($/bbl)	13.44	29.76	14.94	36.36	21.84

Netback Received

Light Oil ($/bbl)	83.38	49.44	66.41	32.33	61.41

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	7.90	5.23	7.15	5.22	6.60

Natural Gas Liquids(1) ($/bbl)	73.58	(15.36)	59.75	40.22	44.50

Southeast Asia

Average Daily Production

Light Oil (bbls/d)	40,025	36,751	33,609	35,427	36,443

Shale Gas (mmcf/d)	–	–	–	–	–

Natural Gas (mmcf/d)	548	528	509	511	524

Natural Gas Liquids(1) (bbls/d)	4,823	4,709	5,149	4,730	4,853

Average Net Prices Received

Light Oil ($/bbl)	124.50	107.87	112.08	109.24	113.72

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	9.85	9.48	8.88	8.86	9.28

Natural Gas Liquids(1) ($/bbl)	110.45	96.03	93.27	86.23	96.46

Royalties

Light Oil ($/bbl)	48.62	40.42	43.53	50.13	45.76

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	3.14	2.90	2.75	3.05	2.96

Natural Gas Liquids(1) ($/bbl)	60.95	53.47	46.40	38.31	49.72

Production Costs

Light Oil ($/bbl)	18.21	24.87	26.67	24.34	23.34

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	0.88	0.78	0.86	0.96	0.87

Natural Gas Liquids(1) ($/bbl)	5.28	4.68	5.16	5.76	5.22

Netback Received

Light Oil ($/bbl)	57.67	42.58	41.88	34.77	44.62

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	5.83	5.80	5.27	4.85	5.45

Natural Gas Liquids(1) ($/bbl)	44.22	37.88	41.71	42.16	41.52

64       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

	Quarter Ended				Total Year
	March 31	June 30	September 30	December 31	2012

Latin America(3)

Average Daily Production

Light Oil (bbls/d)	11,099	9,334	10,819	10,410	10,417

Shale Gas (mmcf/d)	–	–	–	–	–

Natural Gas (mmcf/d)	37	43	43	43	42

Natural Gas Liquids(1) (bbls/d)	–	–	–	–	–

Average Net Prices Received

Light Oil ($/bbl)	120.31	150.33	96.13	108.89	117.82

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	5.21	3.95	4.23	3.94	4.30

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

Royalties

Light Oil ($/bbl)	22.88	33.35	19.39	21.03	23.84

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	1.04	0.79	0.85	0.79	0.86

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

Production Costs

Light Oil ($/bbl)	8.88	8.53	7.38	12.72	9.38

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	1.02	1.63	1.89	1.79	1.60

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

Netback Received

Light Oil ($/bbl)	88.55	108.45	69.36	75.14	84.60

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	3.15	1.53	1.49	1.36	1.84

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

Other

Average Daily Production

Light Oil (bbls/d)	14,280	12,692	12,194	10,054	12,298

Shale Gas (mmcf/d)	–	–	–	–	–

Natural Gas (mmcf/d)	–	–	–	–	–

Natural Gas Liquids(1) (bbls/d)	–	–	–	–	–

Average Net Prices Received

Light Oil ($/bbl)	128.51	89.24	109.25	110.25	109.88

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	–	–	–	–	–

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

Royalties

Light Oil ($/bbl)	72.53	49.54	60.16	58.13	60.59

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	–	–	–	–	–

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

Production Costs

Light Oil ($/bbl)	5.98	8.14	8.10	10.17	7.92

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	–	–	–	–	–

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       65

	Quarter Ended				Total Year
	March 31	June 30	September 30	December 31	2012

Netback Received

Light Oil ($/bbl)	50.00	31.56	40.99	41.95	41.37

Shale Gas ($/mcf)	–	–	–	–	–

Natural Gas ($/mcf)	–	–	–	–	–

Natural Gas Liquids(1) ($/bbl)	–	–	–	–	–

Total

Average Daily Production

Light Oil (bbls/d)	156,587	132,938	132,258	116,533	134,524

Shale Gas (mmcf/d)	634	659	620	604	629

Natural Gas (mmcf/d)	1,018	983	913	896	952

Natural Gas Liquids(1) (bbls/d)	14,902	13,784	15,122	14,763	14,645

Heavy Oil (bbls/d)	15,430	14,010	11,666	11,467	13,135

Average Net Prices Received

Light Oil ($/bbl)	123.75	104.16	107.07	103.96	110.51

Shale Gas ($/mcf)	4.26	4.41	4.25	3.45	4.05

Natural Gas ($/mcf)	6.58	5.77	6.03	6.64	6.25

Natural Gas Liquids(1) ($/bbl)	78.79	68.19	62.59	63.61	68.25

Heavy Oil ($/bbl)	78.87	63.79	68.43	68.42	70.24

Royalties

Light Oil ($/bbl)	22.52	18.46	18.84	22.73	20.66

Shale Gas ($/mcf)	0.56	0.56	0.60	0.51	0.55

Natural Gas ($/mcf)	1.84	1.55	1.60	1.81	1.70

Natural Gas Liquids(1) ($/bbl)	26.34	22.32	19.82	17.31	21.42

Heavy Oil ($/bbl)	15.46	10.24	9.56	10.57	11.69

Production Costs

Light Oil ($/bbl)	29.27	38.57	40.49	45.08	37.77

Shale Gas ($/mcf)	0.57	0.63	0.71	0.68	0.65

Natural Gas ($/mcf)	1.88	1.97	1.66	1.78	1.82

Natural Gas Liquids(1) ($/bbl)	11.30	11.80	9.94	10.65	10.94

Heavy Oil ($/bbl)	12.69	20.88	16.01	15.07	16.13

Netback Received

Light Oil ($/bbl)	71.96	47.13	47.74	36.15	52.08

Shale Gas ($/mcf)	3.13	3.22	2.94	2.26	2.85

Natural Gas ($/mcf)	2.86	2.25	2.77	3.05	2.73

Natural Gas Liquids(1) ($/bbl)	41.15	34.07	32.83	35.65	35.89

Heavy Oil ($/bbl)	50.72	32.67	42.86	42.78	42.42

1)
Cost of NGLs is equal to the cost of natural gas multiplied by a factor of six.

2)
UK production reflects 100% of TSEUK's production to December 17, 2012 and 51% thereafter.

3)
Latin America production includes Colombia (49% of Equión's production as well as Talisman's other Colombia production).

66       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

REPORT ON NI 51-101 RESERVES DATA BY TALISMAN'S INTERNAL QUALIFIED RESERVES EVALUATOR

To the Board of Directors of Talisman Energy Inc. (the "Company"):

1.
The Company's staff and I have evaluated the Company's reserves data as at December 31, 2012 prepared in accordance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2012, estimated using forecast prices and costs.

2.
The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

  We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with the principles and definitions presented in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2012:

Location of Reserves	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) ($ millions)

Canada	2,772.0

US	3,803.1

North Sea	3,291.1

Southeast Asia	8,733.5

Latin America	1,132.9

Other	1,070.3

Total Company	20,802.9

5.
In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.

6.
We have no responsibility to update our evaluation for events and circumstances occurring after its preparation date.

7.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed)

Bruce Dingeman
Internal Qualified Reserves Evaluator
Talisman Energy Inc.
Calgary, Alberta
February 28, 2013

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       67

REPORT OF MANAGEMENT AND DIRECTORS ON NI 51-101 RESERVES DATA AND OTHER INFORMATION

Management of Talisman Energy Inc. (the "Company") is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2012, estimated using forecast prices and costs, prepared in accordance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") of the Canadian Securities Administrators.

The Company's reserves evaluation staff, including its Internal Qualified Reserves Evaluator who is an employee of the Company, have evaluated the Company's reserves data. The report of the Internal Qualified Reserves Evaluator will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Company has:

a)
reviewed the Company's procedures for providing information to the Internal Qualified Reserves Evaluator;

b)
met with the Internal Qualified Reserves Evaluator to determine whether any restrictions affected the ability of the Internal Qualified Reserves Evaluator to report without reservation; and

c)
reviewed the reserves data with management and the Internal Qualified Reserves Evaluator.

The Reserves Committee of the board of directors of the Company has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved:

a)
the content and filing with securities regulatory authorities of the reserves data and other oil and gas information prepared in accordance with the requirements of NI 51-101, contained in the annual information form of the Company;

b)
the filing of Form 51-101F2, which is the report of the Internal Qualified Reserves Evaluator on the reserves data; and

c)
the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed)
Harold N. Kvisle
President and Chief Executive Officer

(signed)
Paul Smith
Executive Vice-President,
North America

(signed)
Paul Blakeley
Executive Vice-President,
Asia-Pacific

(signed)
Paul Warwick
Executive Vice-President,
Europe-Atlantic

(signed)
Richard Herbert
Executive Vice-President,
Exploration and Development	(signed) Lisa A. Stewart Director (signed) Charles R. Williamson Director

February 28, 2013

68       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

RESERVES DATA AND OTHER OIL AND GAS INFORMATION UNDER US DISCLOSURE STANDARDS

Reserves Estimates

Summary of Oil and Gas Reserves as of Fiscal Year-End Based on Average Fiscal Year Prices

The following table sets forth Talisman's estimates of its proved developed, proved undeveloped and total proved reserves as at December 31, 2012. The reserves estimates included in this table were prepared using the standards of the US Securities and Exchange Commission ("SEC"), which requires that proved reserves be estimated using existing economic conditions. The price used for calculating reserves is an unweighted arithmetic average of the historic first-day-of-the-month price for each month within the completed 12-month period unless the prices are defined by contractual obligations (excluding escalations based on future conditions).

	Proved Developed(1),(2)		Proved Undeveloped(1),(3)		Total Proved(1)
Year ended December 31, 2012	Gross(4)	Net(5),(6)	Gross(4)	Net(5),(6)	Gross(4)	Net(5),(6)

Oil and Natural Gas Liquids (mmbbls)

North America

Canada	62.3	55.8	4.9	4.1	67.2	59.9

United States	13.7	10.3	19.0	14.4	32.7	24.7

North Sea

United Kingdom	84.4	84.0	15.4	15.4	99.8	99.4

Norway	8.4	8.4	6.1	6.1	14.5	14.5

Southeast Asia

Indonesia	16.0	7.0	8.2	3.5	24.2	10.5

Malaysia	17.2	8.6	3.3	1.2	20.5	9.8

Australia	7.6	6.0	–	–	7.6	6.0

Vietnam	0.5	0.4	13.3	11.0	13.8	11.4

Latin America

Colombia	11.0	8.8	5.8	4.7	16.8	13.5

Peru	–	–	–	–	–	–

Other

Algeria	15.8	7.6	10.7	5.3	26.5	12.9

Total	236.9	196.9	86.7	65.7	323.6	262.6

Natural Gas (bcf)

North America

Canada	754.2	712.3	313.5	310.0	1,067.7	1,022.3

United States	997.3	839.6	581.5	485.4	1,578.8	1,325.0

North Sea

United Kingdom(7)	8.2	8.2	24.8	24.8	33.0	33.0

Norway	13.8	13.8	19.3	19.3	33.1	33.1

Southeast Asia

Indonesia	809.8	591.5	600.4	403.2	1,410.2	994.7

Malaysia	214.0	125.2	53.4	35.0	267.4	160.2

Australia	–	–	–	–	–	–

Vietnam	0.2	0.1	9.0	8.3	9.2	8.4

Latin America

Colombia(7)	82.7	66.2	–	–	82.7	66.2

Peru	–	–	–	–	–	–

Other

Algeria	–	–	–	–	–	–

Total	2,880.2	2,356.9	1,601.9	1,286.0	4,482.1	3,642.9

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       69

1)
"Proved" reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for estimation.

2)
"Proved Developed" reserves are those reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Additional oil and gas expected to be obtained through installed extraction equipment and infrastructure operational at the time of the reserves estimate are included as proved developed reserves.

3)
"Proved Undeveloped" reserves are those reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion. Inclusion of reserves on undrilled acreage is limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

4)
"Gross" reserves refer to the sum of (i) working interest reserves before deduction of royalty burdens payable, and (ii) royalty interest reserves. The Canadian Oil and Gas Evaluation Handbook ("COGEH") refers to this sum of reserves as "Company interest reserves". Royalty interest reserves for Canada were approximately 0.5 mmboe (proved) as at December 31, 2012. The inclusion of royalty interest volumes in gross reserves does not conform to COGEH standards applicable under NI 51-101.

5)
"Net" reserves are the remaining reserves of Talisman, after deduction of estimated royalty burdens and including royalty interests in the amount set out in note 4 above.

6)
Interests of various governments, other than working interests or income taxes, are accounted for as royalties. Royalties are reflected in "net" reserves using effective rates over the life of the contract.

7)
Reserves reported under Colombia include Talisman's 49% interest in Equión, which is accounted for using proportionate consolidation, as well as those reserves attributed to Talisman's other Colombia assets. Reserves reported under United Kingdom reflect Talisman's 51% interest in TSEUK, which is accounted for using proportionate consolidation.

Talisman does not file estimates of its total oil and gas reserves with any US agency or federal authority other than the SEC and the US Energy Information Administration.

Reserves Reconciliations

The following tables reflect activities from assets that are classified as both continuing operations and, until disposed of, discontinued operations for financial reporting purposes.

Continuity of Net Proved Reserves

	Canada	US	UK	Norway	Indonesia	Other Southeast Asia	Latin America	Other	Total

Oil and Liquids (mmbbls)

Total Proved

Proved reserves at December 31, 2009	89.4	–	266.1	55.9	12.7	28.6	–	21.0	473.7

Discoveries, additions and extensions	4.7	2.5	6.8	9.7	1.4	2.5	–	1.0	28.6

Purchase of reserves	–	0.9	–	–	1.5	–	–	–	2.4

Sale of reserves	(15.1)	(0.2)	–	–	–	–	–	(0.5)	(15.8)

Net revisions and transfers	(2.4)	0.1	18.0	1.8	(0.8)	0.6	–	(0.2)	17.1

2010 Production	(6.6)	(0.1)	(27.0)	(14.2)	(2.0)	(6.1)	–	(2.4)	(58.4)

Proved reserves at December 31, 2010	70.0	3.2	263.9	53.2	12.8	25.6	–	18.9	447.6

Discoveries, additions and extensions	2.1	13.7	(4.1)	2.3	0.4	9.7	–	(0.9)	23.2

Purchase of reserves	–	0.6	–	–	–	–	15.1	–	15.7

Sale of reserves	(0.3)	–	–	–	–	–	–	–	(0.3)

Net revisions and transfers	(3.5)	0.3	10.4	7.2	4.1	0.5	–	(0.1)	18.9

2011 Production	(6.3)	(0.5)	(25.2)	(10.0)	(1.8)	(5.5)	(2.3)	(2.4)	(54.0)

Proved reserves at December 31, 2011	62.0	17.3	245.0	52.7	15.5	30.3	12.8	15.5	451.1

Discoveries, additions and extensions	10.3	11.4	9.4	(26.2)	0.2	1.5	3.9	(0.9)	9.6

Purchase of reserves	–	–	–	–	–	1.1	–	–	1.1

Sale of reserves	(11.8)	–	(114.5)	(2.7)	(1.1)	–	–	–	(130.1)

Net revisions and transfers	5.1	(1.5)	(21.6)	(2.1)	(2.0)	1.5	0.1	0.2	(20.3)

2012 Production(1)	(5.7)	(2.5)	(18.9)	(7.2)	(2.1)	(7.2)	(3.3)	(1.9)	(48.8)

Proved reserves at December 31, 2012	59.9	24.7	99.4	14.5	10.5	27.2	13.5	12.9	262.6

Proved developed

December 31, 2009	82.1	–	196.0	26.1	11.0	21.2	–	13.0	349.4

December 31, 2010	65.6	0.7	210.6	21.6	8.6	18.6	–	9.8	335.5

December 31, 2011	59.9	7.3	201.9	17.0	9.9	19.0	6.7	9.0	330.7

December 31, 2012	55.8	10.3	84.0	8.4	7.0	15.0	8.8	7.6	196.9

70       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Natural Gas (bcf)

Total Proved

Proved reserves at December 31, 2009	2,043.0	566.2	24.5	93.0	1,374.1	261.4	–	1.7	4,363.9

Discoveries, additions and extensions	263.7	738.6	0.1	6.7	8.1	(22.6)	–	–	994.6

Purchase of reserves	–	17.5	–	–	42.4	–	–	–	59.9

Sale of reserves	(772.5)	(5.8)	–	–	–	–	–	(1.6)	(779.9)

Net revisions and transfers	11.2	10.3	4.9	12.1	(57.2)	14.3	–	(0.1)	(4.5)

2010 Production	(190.9)	(68.9)	(5.7)	(32.2)	(98.2)	(27.3)	–	–	(423.2)

Proved reserves at December 31, 2010	1,354.5	1,257.9	23.8	79.6	1,269.2	225.8	–	–	4,210.8

Discoveries, additions and extensions	251.1	799.4	(0.2)	4.6	36.1	9.2	–	–	1,100.2

Purchase of reserves	–	3.6	–	–	–	–	93.5	–	97.1

Sale of reserves	(165.5)	–	–	–	–	–	–	–	(165.5)

Net revisions and transfers	3.5	66.8	(1.4)	(1.3)	(94.1)	(13.0)	0.2	–	(39.3)

2011 Production	(150.9)	(141.9)	(3.5)	(15.3)	(104.0)	(33.2)	(10.2)	–	(459.0)

Proved reserves at December 31, 2011	1,292.7	1,985.8	18.7	67.6	1,107.2	188.8	83.5	–	4,744.3

Discoveries, additions and extensions	65.4	(550.0)	35.6	17.1	0.3	2.7	(9.6)	–	(438.5)

Purchase of reserves	–	–	–	–	–	1.9	–	–	1.9

Sale of reserves	(97.2)	–	(20.3)	–	(9.1)	–	–	–	(126.6)

Net revisions and transfers	(101.4)	66.0	0.9	(42.0)	(3.9)	7.5	3.8	–	(69.1)

2012 Production(1)	(137.2)	(176.8)	(1.9)	(9.6)	(99.8)	(32.3)	(11.5)	–	(469.1)

Proved reserves at December 31, 2012	1,022.3	1,325.0	33.0	33.1	994.7	168.6	66.2	–	3,642.9

Proved developed

December 31, 2009	1,663.5	171.1	22.4	91.2	915.2	225.5	–	0.8	3,089.7

December 31, 2010	1,011.4	584.9	22.0	73.3	763.7	187.2	–	–	2,642.5

December 31, 2011	936.5	814.7	18.2	63.1	688.5	149.7	62.3	–	2,733.0

December 31, 2012	712.3	839.6	8.2	13.8	591.5	125.3	66.2	–	2,356.9

1)
2012 Production numbers reflect the best estimate of calendar year production and do not include out of period accounting adjustments.

Continuity of Gross Proved Reserves

	Canada	US	UK	Norway	Indonesia	Other Southeast Asia	Latin America	Other	Total

Oil and Liquids (mmbbls)

Total Proved

Proved reserves at December 31, 2009	101.0	–	267.5	55.9	28.6	39.9	–	39.0	531.9

Discoveries, additions and extensions	5.0	3.4	6.8	9.7	3.4	3.0	–	2.2	33.5

Purchase of reserves	–	1.2	–	–	3.5	–	–	–	4.7

Sale of reserves	(18.5)	(0.2)	–	–	–	–	–	(0.7)	(19.4)

Net revisions and transfers	0.2	–	18.0	1.8	0.9	6.7	–	0.2	27.8

2010 Production	(8.4)	(0.1)	(27.0)	(14.2)	(4.3)	(9.7)	–	(5.1)	(68.8)

Proved reserves at December 31, 2010	79.3	4.3	265.3	53.2	32.1	39.9	–	35.6	509.7

Discoveries, additions and extensions	3.1	18.3	(4.2)	2.3	1.0	13.7	–	0.6	34.8

Purchase of reserves	–	0.7	–	–	–	–	18.8	–	19.5

Sale of reserves	(0.3)	–	–	–	–	–	–	–	(0.3)

Net revisions and transfers	(1.7)	0.6	10.7	7.2	(0.2)	1.1	(0.1)	1.5	19.1

2011 Production	(7.7)	(0.8)	(25.5)	(10.0)	(4.0)	(8.5)	(2.8)	(5.5)	(64.8)

Proved reserves at December 31, 2011	72.7	23.1	246.3	52.7	28.9	46.2	15.9	32.2	518.0

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       71

Discoveries, additions and extensions	12.7	15.0	9.4	(26.2)	0.1	2.0	4.8	(1.2)	16.6

Purchase of reserves	–	–	–	–	–	2.1	–	–	2.1

Sale of reserves	(15.3)	–	(115.0)	(2.7)	(1.7)	–	–	–	(134.7)

Net revisions and transfers	3.9	(2.1)	(21.8)	(2.1)	1.0	2.5	0.1	(0.2)	(18.7)

2012 Production(1)	(6.8)	(3.3)	(19.1)	(7.2)	(4.1)	(10.9)	(4.0)	(4.3)	(59.7)

Proved reserves at December 31, 2012	67.2	32.7	99.8	14.5	24.2	41.9	16.8	26.5	323.6

Proved developed

December 31, 2009	92.6	–	197.1	26.1	23.2	31.2	–	23.7	393.9

December 31, 2010	74.6	0.9	211.9	21.6	21.4	30.8	–	19.6	380.8

December 31, 2011	70.3	9.7	203.1	17.0	20.0	31.1	8.3	19.8	379.3

December 31, 2012	62.3	13.7	84.4	8.4	16.0	25.3	11.0	15.8	236.9

Natural Gas (bcf)

Total Proved

Proved reserves at December 31, 2009	2,248.5	650.7	24.5	93.0	1,877.5	376.7	–	1.8	5,272.7

Discoveries, additions and extensions	286.4	874.7	0.1	6.7	21.2	(37.4)	–	–	1,151.7

Purchase of reserves	–	23.0	–	–	60.7	–	–	–	83.7

Sale of reserves	(867.3)	(7.3)	–	–	–	–	–	(1.8)	(876.4)

Net revisions and transfers	33.2	12.5	4.9	12.1	(3.0)	44.6	–	–	104.3

2010 Production	(203.6)	(80.5)	(5.7)	(32.2)	(141.2)	(35.9)	–	–	(499.1)

Proved reserves at December 31, 2010	1,497.2	1,473.1	23.8	79.6	1,815.2	348.0	–	–	5,236.9

Discoveries, additions and extensions	265.9	953.7	(0.2)	4.6	4.2	7.3	–	–	1,235.5

Purchase of reserves	–	4.8	–	–	–	–	116.9	–	121.7

Sale of reserves	(180.3)	–	–	–	–	–	–	–	(180.3)

Net revisions and transfers	(31.6)	87.3	(1.2)	(1.3)	(107.3)	1.6	–	–	(52.5)

2011 Production	(160.0)	(167.5)	(3.6)	(15.3)	(143.4)	(41.3)	(12.5)	–	(543.6)

Proved reserves at December 31, 2011	1,391.2	2,351.4	18.8	67.6	1,568.7	315.6	104.4	–	5,817.7

Discoveries, additions and extensions	63.3	(640.4)	35.6	17.1	0.6	4.3	(5.3)	–	(524.8)

Purchase of reserves	–	–	–	–	–	2.6	–	–	2.6

Sale of reserves	(104.8)	–	(20.4)	–	(9.9)	–	–	–	(135.1)

Net revisions and transfers	(129.9)	77.5	0.9	(42.0)	(1.1)	(1.6)	(2.0)	–	(98.2)

2012 Production(1)	(152.1)	(209.7)	(1.9)	(9.6)	(148.1)	(44.3)	(14.4)	–	(580.1)

Proved reserves at December 31, 2012	1,067.7	1,578.8	33.0	33.1	1,410.2	276.6	82.7	–	4,482.1

Proved developed

December 31, 2009	1,840.9	197.9	22.4	91.2	1,231.6	320.8	–	0.8	3,705.6

December 31, 2010	1,134.7	687.5	22.0	73.3	1,083.1	281.3	–	–	3,281.9

December 31, 2011	1,016.8	965.0	18.3	63.1	965.9	250.4	77.9	–	3,357.4

December 31, 2012	754.2	997.3	8.2	13.8	809.8	214.2	82.7	–	2,880.2

1)
2012 Production numbers reflect the best estimate of calendar year production and do not include out of period accounting adjustments.

At the end of 2012, Talisman's proved reserves totalled 1.1 billion boe. The Company added (discoveries, extensions, and additions plus other revisions) approximately 18 million boe proved in the liquids-rich Eagle Ford shale play, 19 million boe proved in the Montney shale, and five million boe proved in Wild River, Canada.

In the Marcellus dry gas shale play, capital spending has been reduced significantly, which led to negative reserve additions (discoveries, extensions, and additions plus other revisions) of 91 million boe proved. These negative additions reflect uncertainty in the timing of development, not technical uncertainty.

In the North Sea, development of the Auk South and Yme projects have been deferred, resulting in negative additions (discoveries, extensions, and additions plus other revisions) of approximately 44 million boe proved. The negative additions in the North Sea also primarily reflect uncertainty in the timing of development, not technical certainty.

72       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Proved Undeveloped Reserves

Talisman's gross proved undeveloped reserves were 354 mmboe as at December 31, 2012, a decrease of 195 mmboe over year end 2011. The following table and subsequent discussion reflects the changes to the gross proved undeveloped reserves during the year ended December 31, 2012.

	Oil and Natural Gas Liquids	Natural Gas	Total
	mmbls	bcf	mmboe

Proved Undeveloped Reserves at December 31, 2011	138.8	2,460.3	548.9

Discoveries, Additions and Extensions	(4.8)	(648.2)	(112.9)

Purchase of Reserves	–	–	–

Sale of Reserves	(27.9)	(46.8)	(35.7)

Net Revisions and Transfers	(10.0)	55.3	(0.8)

Conversion to Proved Developed Reserves	(9.3)	(218.6)	(45.7)

Proved Undeveloped Reserves at December 31, 2012	86.8	1,602.0	354.0

In 2012, Talisman's discoveries, additions and extensions included 50 mmboe of proven undeveloped reserves additions including additions in the Eagle Ford and Montney. Negative additions from proved undeveloped reserves were 163 mmboe, which included the Marcellus dry-gas shale play and Yme due to the realignment and deferral of capital programs. Divestments of 35.7 mmboe were primarily from the UK with smaller divestments in Canada, Indonesia, and Norway. Talisman converted 46 mmboe of proved undeveloped reserves to proved developed during 2012 (8% based on the Company's 2011 proved undeveloped reserves or 13% based on the Company's 2012 proved undeveloped reserves). Talisman spent approximately $800 million in 2012 in order to develop its proved undeveloped reserves. Major areas with conversions were Appalachia and Eagle Ford in the US, Montney in Canada, and Piedemonte in Colombia.

Talisman's proved undeveloped reserves as at December 31, 2012 are scheduled for development within five years of original booking, except as described below. Undeveloped reserves are attributed where warranted on the basis of technical merit, commercial considerations and development plans. Talisman reviews the economic viability of its properties containing undeveloped reserves using economic evaluation techniques commonly accepted in the industry and its own pricing and economic environment assumptions. Through this active management process, Talisman selects some properties for further development activities while others are held in abeyance, sold or swapped. Decisions to develop undeveloped reserves are based on various factors including economic conditions, technical performance and capital availability and allocation of necessary resources.

As at December 31, 2012, the only material proved undeveloped reserves that were five years or older were in Indonesia (56 mmboe), Malaysia (six mmboe) and UK (three mmboe). The Southeast Asia undeveloped reserves are gas reserves that will be drilled as needed in the next five years to meet gas deliverability requirements for existing gas contracts. The UK undeveloped reserves are attributable to projects that are underway and where a significant portion of each of the project's total capital has been spent to date.

Talisman booked certain of its proved undeveloped reserves in North America, where there exists reliable technology that established reasonable certainty of economic producibility at distances greater than the directly offsetting development spacing areas. Talisman utilized a combination of 3D seismic, core analyses, borehole logs, well tests, production history and numerical simulation in order to attain the reasonable certainty required to book proved undeveloped reserves.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       73

Discounted Future Net Cash Flows

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

Future net cash flows were calculated by applying the prescribed average annual prices to the Company's estimated future production of proved reserves and deducting estimates of future development, asset retirement, production and transportation costs, and income taxes. Future costs have been estimated based on existing economic and operating conditions. Future income taxes have been estimated based on statutory tax rates enacted at year-end using existing tax and cost pools. The present values of the estimated future cash flows were determined by applying a 10% discount rate prescribed by the US Financial Accounting Standards Board.

In order to increase the comparability between companies, the standardized measure of discounted future net cash flows necessarily employs uniform assumptions that do not necessarily reflect management's best estimate of future events and anticipated outcomes. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. Accordingly, the Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair market value of the oil and gas properties. Actual future net cash flows will differ significantly from estimates due to, but not limited to, the following:

•
production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;

•
future prices and economic conditions will differ from those used in the preparation of the estimates;

•
future production and development costs will be determined by future events and will differ from those used in the preparation of the estimates; and

•
estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.

74       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

The standardized measure of discounted future net cash flows was prepared using the following prices:

Average Prices	2012	2011	2010

Crude oil & liquids US$/bbl

Canada(1)	61.51	76.79	62.25

USA(1)	73.76	74.91	57.66

UK	111.19	111.01	78.97

Norway	103.21	108.34	78.21

Indonesia	102.57	111.89	78.71

Other Southeast Asia(2)	115.83	112.11	75.83

Other(3)	106.92	108.69	78.10

Total Company	96.11	104.26	75.79

Natural gas US$/mcf

Canada(1)	2.48	3.92	4.05

USA(1)	2.81	4.19	4.63

UK	7.75	6.51	4.57

Norway	6.78	7.25	4.95

Indonesia	8.31	7.64	6.61

Other Southeast Asia(2)	7.78	7.61	5.65

Other(3)	4.09	3.65	–

Total Company	4.86	5.27	5.22

1)
The price for Talisman's oil in North America is lower than other oil prices as it is a heavier grade.

2)
Other Southeast Asia includes Malaysia, Vietnam and Australia/Timor-Leste.

3)
Other refers to Algeria, Colombia, and prior to its sale in 2010, Tunisia.

In order to derive the prices in the cash flow, the following benchmark prices and exchange rates were used:

	2012	2011	2010

WTI ($/bbl)	94.71	96.19	79.42

Dated Brent ($/bbl)	111.13	110.96	79.02

HH gas ($/mmbtu)	2.76	4.12	4.37

AECO-C (C$/GJ)	2.23	3.57	3.82

US$/C$	1.00	1.01	0.97

US$/UK£	1.59	1.61	1.60

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       75

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

	North America		North Sea		Southeast Asia
Years ended December 31 (millions of $)	Canada	US	UK	Norway	Indonesia	Other SEA(2)	Other(3)	Total

2012

Future Cash Inflows(1)	6,192	5,625	11,305	1,720	9,241	4,479	3,071	41,633

Future Costs

Transportation	(262)	(438)	(200)	(36)	(489)	(26)	(95)	(1,546)

Production	(2,644)	(1,538)	(6,465)	(1,031)	(1,397)	(1,540)	(473)	(15,088)

Development and Site Restoration	(1,517)	(1,406)	(3,428)	(832)	(613)	(547)	(238)	(8,581)

Future costs	(4,423)	(3,382)	(10,093)	(1,899)	(2,499)	(2,113)	(806)	(25,215)

Future Inflows before Income taxes	1,769	2,243	1,212	(179)	6,742	2,366	2,265	16,418

Future Income & Production revenue taxes	(104)	–	(990)	1,209	(2,803)	(715)	(696)	(4,099)

Net cash flows	1,665	2,243	222	1,030	3,939	1,651	1,569	12,319

Less 10% annual discount for estimated timing of cash flows.	(462)	(816)	79	(736)	(1,386)	(342)	(364)	(4,027)

Discounted cash flows	1,203	1,427	301	294	2,553	1,309	1,205	8,292

2011

Future cash inflows(1)	9,951	9,775	27,326	6,195	9,864	4,711	3,320	71,142

Future costs

Transportation	(315)	(480)	(414)	(150)	(540)	–	(75)	(1,974)

Production	(3,576)	(1,984)	(14,327)	(2,811)	(1,207)	(1,526)	(479)	(25,910)

Development and site restoration	(1,490)	(2,336)	(6,491)	(1,276)	(805)	(779)	(364)	(13,541)

Future costs	(5,381)	(4,800)	(21,232)	(4,237)	(2,552)	(2,305)	(918)	(41,425)

Future inflows before income taxes	4,570	4,975	6,094	1,958	7,312	2,406	2,402	29,717

Future income & production revenue taxes	(809)	(358)	(4,447)	(342)	(3,061)	(784)	(764)	(10,565)

Net cash flows	3,761	4,617	1,647	1,616	4,251	1,622	1,638	19,152

Less 10% annual discount for estimated timing of cash flows	(1,516)	(2,144)	(236)	(318)	(1,551)	(365)	(448)	(6,578)

Discounted cash flows	2,245	2,473	1,411	1,298	2,700	1,257	1,190	12,574

2010

Future cash inflows(1)	10,027	6,029	20,952	4,551	9,612	3,165	1,479	55,815

Future costs

Transportation	(381)	(189)	(398)	(166)	(794)	–	(48)	(1,976)

Production	(3,801)	(1,014)	(11,037)	(2,123)	(1,103)	(1,143)	(268)	(20,489)

Development and site restoration	(1,697)	(1,289)	(4,970)	(852)	(830)	(474)	(121)	(10,233)

Future costs	(5,879)	(2,492)	(16,405)	(3,141)	(2,727)	(1,617)	(437)	(32,698)

Future inflows before income taxes	4,148	3,537	4,547	1,410	6,885	1,548	1,042	23,117

Future income & production revenue taxes	(1,003)	(437)	(2,787)	(45)	(2,845)	(329)	(347)	(7,793)

Net cash flows	3,145	3,100	1,760	1,365	4,040	1,219	695	15,324

Less 10% annual discount for estimated timing of cash flows	(1,258)	(1,588)	(18)	(202)	(1,709)	(222)	(219)	(5,216)

Discounted cash flows	1,887	1,512	1,742	1,163	2,331	997	476	10,108

1)
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2)
Other Southeast Asia includes Malaysia, Vietnam and Australia/Timor-Leste.

3)
Other refers to Algeria and Colombia (49% of Equión's cash flow as well as Talisman's cash flow from other Colombia assets), and prior to its sale in 2010, Tunisia.

76       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Principal Sources of Changes in Standardized Measure of Discounted Future Net Cash Flows

Year ended December 31 ($ millions)	2012	2011	2010

Sales of oil & gas produced net of production costs	(4,538)	(5,776)	(4,768)

Net change in prices	(2,198)	8,351	5,416

Net change in transportation costs	(91)	62	(197)

Net changes in production costs	(668)	(2,755)	391

Net changes in future development & site restoration costs	(887)	(2,052)	(27)

Development costs incurred during year	2,176	1,560	1,603

Extensions, discoveries and improved recovery	(195)	2,132	1,990

Revisions of previous reserve estimates	(642)	513	679

Net purchases	2	1,039	189

Net sales of reserves in place	(3,066)	(75)	(893)

Accretion of discount	1,987	1,556	1,099

Net change in taxes	3,947	(1,847)	(2,453)

Other	(109)	(242)	(37)

Net change	(4,282)	2,466	2,992

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       77

Productive Wells(1),(2)

Year ended December 31, 2012	Productive Wells Oil Wells		Productive Wells Gas Wells		Productive Wells Total Wells
Property	Gross	Net	Gross	Net	Gross	Net

North America

Canada	1,345	1,191.7	1,889	1,197.6	3,234	2,389.3

United States	69	30.0	789	571.8	858	601.8

Total North America	1,414	1,221.7	2,678	1,769.4	4,092	2,991.1

North Sea

United Kingdom(3)	340	97.4	2	0.5	342	97.9

Norway	81	33.4	11	2.8	92	36.2

Total North Sea	421	130.8	13	3.3	434	134.1

Southeast Asia

Indonesia

Corridor PSC	86	30.9	44	15.0	130	45.9

Other Indonesia(4)	876	110.0	47	5.9	923	115.9

Malaysia	94	43.0	40	16.5	134	59.5

Vietnam	28	3.8	–	–	28	3.8

Australia/Timor-Leste	16	5.2	–	–	16	5.2

Papua New Guinea	–	–	9	4.2	9	4.2

Total Southeast Asia	1,100	192.9	140	41.6	1,240	234.5

Latin America

Colombia

Other Colombia	1	0.5	–	–	1	0.5

Equión(5)	69	9.4	–	–	69	9.4

Peru					–	–

Total Latin America	70	9.9	–	–	70	9.9

Other

Algeria	122	12.9	3	1.1	125	14.0

Total Other	122	12.9	3	1.1	125	14.0

Total Worldwide	3,127	1,568.2	2,834	1,815.4	5,961	3,383.6

1)
"Productive wells" means producing wells or wells mechanically capable of production.

2)
One or more completions in the same borehole is counted as one well. A well is classified as an oil well if one of the multiple completions in a well is an oil completion. Wells containing multiple completions as follows: Southeast Asia:59 gross oil wells, 1 gross gas well, 19.7 net oil wells and 0.4 net gas wells; North America: 104 gross oil wells, 707 gross gas wells, 86.5 net oil wells and 484.5 net gas wells; North Sea: 32 gross oil wells, 4.05 net oil wells and no gas wells; Latin America and Other: 1 gross oil well, 0.25 net oil wells and no gas wells.

3)
UK wells includes 51% of TSEUK's wells as at December 31, 2012.

4)
Other Indonesia includes the Ogan Komering PSC, Southeast Sumatra PSC, Tangguh PSC and Jambi Merang PSC.

5)
Equión wells includes 49% of Equión's wells as at December 31, 2012.

78       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Acreage

Year ended December 31, 2012 (thousand acres)	Developed		Undeveloped		Total
Property	Gross	Net	Gross	Net	Gross	Net

North America(1)

Canada (Including Frontier)(2)	811.5	511.6	7,791.6	4,863.7	8,603.1	5,375.3

United States	118.8	93.7	864.5	708.9	983.3	802.6

Total North America	930.3	605.3	8,656.1	5,572.6	9,586.4	6,177.9

North Sea

United Kingdom(3)	265.7	188.4	542.4	260.7	808.1	449.1

Norway	43.0	18.1	1,644.8	582.9	1,687.8	601.0

Total North Sea	308.7	206.5	2,187.2	843.6	2,495.9	1,050.1

Southeast Asia

Indonesia(4)	277.3	66.5	13,852.6	4,476.1	14,129.9	4,542.6

Malaysia	116.1	48.1	3,522.6	2,336.5	3,638.7	2,384.6

Vietnam	19.8	2.2	8,349.0	3,620.8	8,368.8	3,623.0

Australia/Timor-Leste	11.0	4.1	259.8	71.1	270.8	75.2

Papua New Guinea	–	–	7,336.7	3,210.4	7,336.7	3,210.4

Total Southeast Asia	424.2	120.9	33,320.7	13,714.9	33,744.9	13,835.8

Latin America

Colombia

Equión(5)	17.9	3.3	123.5	24.8	141.4	28.1

Other Colombia	–	–	9,887.9	4,606.4	9,887.9	4,606.4

Peru	–	–	8,639.3	3,361.1	8,639.3	3,361.1

Total Latin America	17.9	3.3	18,650.7	7,992.3	18,668.6	7,995.6

Other

Algeria	196.0	34.4	–	–	196.0	34.4

Rest of World(6)	–	–	1,367.0	461.6	1,367.0	461.6

Total Other	196.0	34.4	1,367.0	461.6	1,563.0	496.0

Total Worldwide	1,877.1	970.4	64,181.7	28,585.0	66,058.8	29,555.4

1)
"Developed" acreage consists of acreage assigned to productive wells. Each productive shale well has been allocated 80 acres of spacing and, for non-shale wells, the actual Drilling Spacing Unit has been used.

2)
Canada undeveloped acreage includes "Frontier" acreage of 4,932.7 gross (2,790.2 net) thousand acres in the Northwest Territories, Yukon and Nunavut.

3)
UK acreage reflects 51% of the acreage of TSEUK as at December 31, 2012.

4)
The Corridor PSC constitutes a significant portion of the Company's acreage in Indonesia.

5)
Equión acreage includes 49% of the acreage of Equión as at December 31, 2012.

6)
Rest of World includes the Kurdistan Region of Iraq, Sierra Leone and Poland.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       79

Production

The following tables set forth production for each of the last three fiscal years. All production figures include production from assets which were sold in the year, until the date of completion of the sale.

Year ended December 31, 2012	Oil & Liquids Production (mbbls/d)		Natural Gas Production (mmcf/d)		Total Production (mboe/d)
Property	Gross	Net	Gross	Net	Gross	Net

North America

Canada(1),(2)	18	17	410	388	87	81

United States	9	6	575	483	105	87

Total North America	27	23	985	871	192	168

North Sea

United Kingdom(3)	51	51	5	5	52	51

Norway	20	19	26	26	24	24

Total North Sea	71	70	31	31	76	75

Southeast Asia(4)

Indonesia

Corridor PSC	3	1	326	211	57	36

Other Indonesia(5)	8	4	76	57	21	14

Malaysia	17	7	122	89	37	22

Vietnam	2	2	–	–	2	2

Australia/Timor-Leste	12	10	–	–	12	10

Total Southeast Asia	42	24	524	357	129	84

Latin America

Colombia

Equión(6)	10	8	42	33	17	14

Other Colombia	–	–	–	–	–	–

Peru	–	–	–	–	–	–

Total Latin America	10	8	42	33	17	14

Other

Algeria(7)	12	6	–	–	12	6

Total Other	12	6	–	–	12	6

Total Worldwide	162	131	1,582	1,292	426	346

See footnotes on page 82.

80       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Year ended December 31, 2011	Oil & Liquids Production (mbbls/d)		Natural Gas Production (mmcf/d)		Total Production (mboe/d)
Property	Gross	Net	Gross	Net	Gross	Net

North America

Canada(1),(2)

Conventional	21	17	384	359	85	77

Shale	–	–	56	56	9	9

United States

Conventional	–	–	27	24	5	4

Shale

Marcellus	–	–	413	351	69	58

Other US Shale	2	2	19	13	5	5

Total North America	23	19	899	803	173	153

North Sea

UK

Northern Business Area	44	43	5	5	45	45

Central Business Area	25	25	5	5	26	26

Scandinavia

Southern North Sea	5	5	4	4	5	5

Mid North Sea	24	24	38	38	30	30

Total North Sea	98	97	52	52	106	106

Southeast Asia(4)

Indonesia

Corridor PSC	4	1	337	219	60	38

Other Indonesia(5)	6	3	56	47	16	10

Malaysia	17	7	113	85	36	21

Vietnam	2	2	–	–	2	2

Australia/Timor-Leste	5	4	–	–	5	4

Total Southeast Asia	34	17	506	351	119	75

Latin America

Colombia

Equión(6)	8	6	34	27	13	10

Other Colombia	–	–	–	–	–	–

Peru	–	–	–	–	–	–

Total Latin America	8	6	34	27	13	10

Other

Algeria(7)	15	7	–	–	15	7

Total Other	15	7	–	–	15	7

Total Worldwide	178	146	1,491	1,233	426	351

See footnotes on page 82.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       81

Year ended December 31, 2010	Oil & Liquids Production (mbbls/d)		Natural Gas Production (mmcf/d)		Total Production (mboe/d)
Property	Gross	Net	Gross	Net	Gross	Net

North America

Canada(1),(2)

Conventional	23	18	530	499	111	101

Shale	–	–	31	31	5	5

United States					–	–

Conventional	–	–	33	28	6	5

Shale

Marcellus	–	–	180	155	30	26

Other US Shale	–	–	5	5	1	–

Total North America	23	18	779	718	153	137

UK

Northern Business Area	58	58	12	12	61	61

Central Business Area	16	16	4	4	16	16

Total UK	74	74	16	16	77	77

Scandinavia

Norway

Southern North Sea	4	4	5	5	5	5

Mid North Sea	35	35	83	83	49	49

Total Scandinavia	39	39	88	88	54	54

Southeast Asia(4)

Indonesia

Corridor PSC	4	1	344	232	61	40

Other Indonesia(5)	8	4	43	35	15	10

Malaysia	21	12	98	72	37	23

Vietnam	2	2	–	–	2	2

Australia/Timor-Leste	4	3	–	–	4	3

Total Southeast Asia	39	22	485	339	119	78

Other

Algeria(7)	14	7	–	–	14	7

Tunisia(7),(8)	–	–	–	–	–	–

Total Other	14	7	–	–	14	7

Total Worldwide	189	160	1,368	1,161	417	353

1)
Includes approximately 131 bbls/d, 95 bbls/d and 165 bbls/d of liquids attributable to royalty interests and net profits interests for the years ended December 31, 2012, 2011 and 2010, respectively.

2)
Includes approximately 2.0 mmcf/d, 1.8 mmcf/d and 3.7 mmcf/d of gas attributable to royalty interests and net profits interests for the years ended December 31, 2012, 2011 and 2010, respectively.

3)
UK production includes 100% of TSEUK's production to December 17, 2012 and 51% thereafter.

4)
Interests of Indonesian, Malaysian, Vietnamese and Australian and Timor-Leste governments, other than working interests, income taxes or PRT are accounted for as royalties.

5)
Other Indonesia includes Ogan Komering PSC, Tangguh PSC, Southeast Sumatra PSC, Jambi Merang PSC and Offshore Northwest Java PSC for the year ended December 31, 2012; Ogan Komering PSC, Tangguh PSC, Southeast Sumatra PSC, Jambi Merang PSC and Offshore Northwest Java PSC for the year ended December 31, 2011; Corridor Technical Assistance Contract, the Ogan Komering PSC, Tangguh PSC, Southeast Sumatra PSC, Jambi Merang PSC and Offshore Northwest Java PSC for the year ended December 31, 2010.

6)
Equión reflects 49% of Equión's production.

7)
Interests of the Algerian and Tunisian governments, other than working interests or income taxes, are accounted for as royalties.

8)
In March 2010, Talisman disposed of its assets in Tunisia.

82       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Drilling Activity

The following tables set forth the number of wells1 Talisman has drilled and tested or participated in drilling and testing, and the net2 interest of Talisman in such wells for each of the last three fiscal years. The number of wells drilled refers to the number of wells completed at any time during the fiscal years, regardless of when drilling was initiated.

		Exploration				Development				Total
Year ended December 31, 2012		Oil	Gas	Dry(3)	Total	Oil	Gas	Dry(3)	Total	Oil	Gas	Dry(3)	Total

North America

Canada	Gross	11	6	–	17	29	75	–	104	40	81	–	121

	Net	10.1	4.9	–	15.0	19.6	47.6	–	67.2	29.7	52.5	–	82.2

United States	Gross	–	–	–	–	55	153	–	208	55	153	–	208

	Net	–	–	–	–	26.7	73.9	–	100.6	26.7	73.9	–	100.6

North Sea

United Kingdom(4)	Gross	1	–	–	1	3	–	–	3	4	–	–	4

	Net	0.4	–	–	0.4	0.9	–	–	0.9	1.3	–	–	1.3

Norway	Gross	–	–	2	2	2	1	–	3	2	1	2	5

	Net	–	–	0.6	0.6	1.3	0.7	–	2.0	1.3	0.7	0.6	2.6

Southeast Asia

Indonesia	Gross	3	–	–	3	18	4	–	22	21	4	–	25

	Net	0.2	–	–	0.2	3.1	0.9	–	4.0	3.3	0.9	–	4.2

Malaysia	Gross	–	–	–	–	3	2	–	5	3	2	–	5

	Net	–	–	–	–	1.2	0.8	–	2.0	1.2	0.8	–	2.0

Vietnam	Gross	–	–	2	2	7	–	–	7	7	–	2	9

	Net	–	–	0.8	0.8	0.1	–	–	0.1	0.1	–	0.8	0.9

Australia/Timor-Leste	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Papua New Guinea	Gross	–	3	2	5	–	–	–	–	–	3	2	5

	Net	–	1.3	1.2	2.5	–	–	–	–	–	1.3	1.2	2.5

Latin America

Colombia(5)	Gross	4	–	3	7	6	–	–	6	10	–	3	13

	Net	2.0	–	0.8	2.8	1.0	–	–	1.0	3.0	–	0.8	3.8

Peru	Gross	–	–	1	1				–	–	–	1	1

	Net	–	–	0.5	0.5				–	–	–	0.5	0.5

Other

Algeria	Gross				–	4	–	–	4	4	–	–	4

	Net				–	0.3	–	–	0.3	0.3	–	–	0.3

Rest of World(7)	Gross	1	–	1	2				–	1	–	1	2

	Net	0.4	–	0.3	0.7				–	0.4	–	0.3	0.7

Total	Gross	20	9	11	40	127	235	–	362	147	244	11	402

	Net	13.1	6.2	4.2	23.5	54.2	123.9	–	178.1	67.3	130.1	4.2	201.6

See footnotes on page 85.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       83

		Exploration				Development				Total
Year ended December 31, 2011		Oil(3)	Gas(3)	Dry(3)	Total	Oil(3)	Gas(3)	Dry(3)	Total	Oil(3)	Gas(3)	Dry(3)	Total

North America

Conventional	Gross	10	6	–	16	86	43	–	129	96	49	–	145

	Net	9.5	5.5	–	15.0	72.2	36.9	–	109.1	81.7	42.4	–	124.1

Shale	Gross	–	6	–	6	4	272	–	276	4	278	–	282

	Net	–	3.1	–	3.1	2.0	194.2	–	196.2	2.0	197.3	–	199.3

North Sea

UK	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Norway	Gross	3	1	1	5	5	–	5	10	8	1	6	15

	Net	1.0	0.2	0.4	1.6	1.8	–	2.6	4.4	2.8	0.2	3.0	6.0

Southeast Asia

Indonesia	Gross	3	1	3	7	23	4	–	27	26	5	3	34

	Net	0.2	0.1	0.9	1.2	1.3	0.5	–	1.8	1.5	0.6	0.9	3.0

Malaysia	Gross	2	–	–	2	–	2	1	3	2	2	1	5

	Net	1.0	–	–	1.0	–	0.8	0.4	1.2	1.0	0.8	0.4	2.2

Vietnam	Gross	–	–	–	–	1	–	–	1	1	–	–	1

	Net	–	–	–	–	0.3	–	–	0.3	0.3	–	–	0.3

Australia/Timor-Leste	Gross	–	–	–	–	2	–	–	2	2	–	–	2

	Net	–	–	–	–	0.5	–	–	0.5	0.5	–	–	0.5

Papua New Guinea	Gross	–	1	1	2	–	1	–	1	–	2	1	3

	Net	–	0.5	0.5	1.0	–	0.5	–	0.5	–	1.0	0.5	1.5

Latin America

Colombia(5)	Gross	–	–	1	1	2	–	–	2	2	–	1	3

	Net	–	–	0.5	0.5	0.5	–	–	0.5	0.5	–	0.5	1.0

Peru	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Other

Algeria(4)	Gross	–	–	–	–	6	–	–	6	6	–	–	6

	Net	–	–	–	–	1.4	–	–	1.4	1.4	–	–	1.4

Rest of World	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Total	Gross	18	15	6	39	129	322	6	457	147	337	12	496

	Net	11.7	9.4	2.3	23.4	80.0	232.9	3.0	315.9	91.7	242.3	5.3	339.3

See footnotes on page 85.

84       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

		Exploration				Development				Total
Year ended December 31, 2010		Oil(3)	Gas(3)	Dry(3)	Total	Oil(3)	Gas(3)	Dry(3)	Total	Oil(3)	Gas(3)	Dry(3)	Total

North America

Conventional	Gross	7	2	–	9	58	42	–	100	65	44	–	109

	Net	7.0	1.4	–	8.4	52.5	21.9	–	74.4	59.5	23.3	–	82.8

Shale	Gross	–	42	–	42	–	157	1	158	–	199	1	200

	Net	–	37.3	–	37.3	–	142.7	1.0	143.7	–	180.0	1.0	181.0

North Sea

UK	Gross	–	–	2	2	1	–	2	3	1	–	4	5

	Net	–	–	1.5	1.5	1.0	–	0.7	1.7	1.0	–	2.2	3.2

Norway	Gross	–	–	2	2	10	–	1	11	10	–	3	13

	Net	–	–	0.2	0.2	4.6	–	0.6	5.2	4.6	–	0.8	5.4

Southeast Asia

Indonesia	Gross	–	–	2	2	23	5	–	28	23	5	2	30

	Net	–	–	0.8	0.8	5.7	1.1	–	6.8	5.7	1.1	0.8	7.6

Malaysia	Gross	–	1	–	1	6	4	–	10	6	5	–	11

	Net	–	0.4	–	0.4	2.5	1.7	–	4.2	2.5	2.1	–	4.6

Vietnam	Gross	–	–	–	–	2	–	–	2	2	–	–	2

	Net	–	–	–	–	0.6	–	–	0.6	0.6	–	–	0.6

Australia/Timor-Leste	Gross	–	–	2	2	1	–	–	1	1	–	2	3

	Net	–	–	0.5	0.5	0.3	–	–	0.3	0.3	–	0.5	0.8

Papua New Guinea	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Latin America

Colombia	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Peru	Gross	–	–	1	1	–	–	–	–	–	–	1	1

	Net	–	–	0.7	0.7	–	–	–	–	–	–	0.7	0.7

Other

North Africa(6)	Gross	–	–	–	–	14	1	–	15	14	1	–	15

	Net	–	–	–	–	2.0	0.1	–	2.1	2.0	0.1	–	2.1

Rest of World	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Total	Gross	7	45	9	61	115	209	4	328	122	254	13	389

	Net	7.0	39.1	3.7	49.8	69.2	167.5	2.3	239.0	76.2	206.6	6.0	288.8

1)
The number of wells refers to gross wellbores, which is the total number of wells Talisman has drilled or participated in drilling, with a working interest. Service wells, including water injection, gas injection, water source and water disposal wells are not included. Multilaterals from the same wellbore are counted as a single wellbore. Stratigraphic test wells are included.

2)
"Net" wellbores are the aggregate of the percentage working interest of the Company in each of the gross wellbores. Data is rounded to the nearest decimal and summed.

3)
A dry well (hole) is an exploratory, development or extension well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well. The term "completion" refers to the installation of permanent equipment for the production of oil and gas, or, in the case of a dry hole, to reporting of abandonment to the appropriate agency or authority. A productive oil or gas well is an exploratory, development or extension well that is not a dry well.

4)
UK includes 100% of TSEUK's activity to December 17, 2012 and 51% thereafter.

5)
Colombia includes 49% of Equión's activities as well as Talisman's other Colombia activities.

6)
North Africa refers Algeria and Tunisia. Talisman sold its assets in Tunisia in March 2010.

7)
Rest of World includes Poland, Sierra Leone and the Kurdistan Region of Iraq.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       85

The following table shows the number of wells in the process of drilling, temporarily suspended or in active completion stages as of December 31, 2012. Gross wells means the total number of wells in which Talisman owns a working interest. Net wells means Talisman's working interest owned in gross wells expressed as whole numbers and fractions thereof.

		Wells in the process of drilling, suspended or active completion(1)
Year ended December 31, 2012		Exploration	Development

North America

	Gross	1	120

	Net	1.0	83.1

North Sea(2)

	Gross	2	3

	Net	0.7	1.8

Southeast Asia(3)

	Gross	3	5

	Net	1.1	2.4

Latin America(4)

	Gross	4	5

	Net	1.4	0.9

Other(5)

	Gross	4	1

	Net	1.3	–

Total

	Gross	14	134

	Net	5.5	88.2

1)
The number of wells refers to gross wellbores, which is the total number of wells Talisman has drilled or participated in drilling, with a working interest. Service wells, including water injection, gas injection, water source and water disposal wells are not included. Multilaterals from the same wellbore are counted as a single wellbore. Stratigraphic test wells are included.

2)
North Sea includes activities in Norway and the UK. UK includes 51% of TSEUK's present activities.

3)
Southeast Asia includes activities in Indonesia, Vietnam, Malaysia, Australia/Timor-Leste and Papua New Guinea.

4)
Latin America includes activities in Colombia (49% of Equión's activities as well as Talisman's other Colombia activities) and Peru.

5)
Other includes Poland and the Kurdistan Region of Iraq.

86       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Other Oil and Gas Information

Results of Operations from Oil and Gas Producing Activities

		North America		North Sea		Southeast Asia
Years ended December 31 ($ millions)		Canada	USA	UK(2)	Norway	Indonesia	Other SEA(3)	Other(4)	Total

2012
Net oil and gas revenue derived from proved reserves(1)		755	654	2,068	912	1,157	1,033	623	7,202

Less:	Production costs	333	222	1,035	348	167	251	87	2,443

	Transportation	34	58	28	41	52	1	7	221

	Exploration and dry hole expense	39	12	12	80	28	142	303	616

	Depreciation, depletion, amortization, accretion and impairment expense	909	610	788	2,166	96	326	425	5,320

	Tax expense (recovery)	(130)	–	105	(1,429)	372	167	67	(848)

Results of operations		(430)	(248)	100	(294)	442	146	(266)	(550)

2011
Net oil and gas revenue derived from proved reserves(1)		1,040	633	2,823	1,252	1,126	756	543	8,173

Less:	Production costs	328	121	921	367	146	226	72	2,181

	Transportation	35	33	37	47	55	–	9	216

	Exploration and dry hole expense	54	29	64	81	114	218	107	667

	Depreciation, depletion, amortization accretion and impairment expense	581	352	492	354	73	217	120	2,189

	Tax expense	12	38	847	329	365	100	91	1,782

Results of operations		30	60	462	74	373	(5)	144	1,138

2010

Net oil and gas revenue derived from proved reserves(1)		1,365	304	2,172	1,354	852	624	194	6,865

Less:	Production costs	421	59	793	296	127	153	27	1,876

	Transportation	48	11	33	62	60	–	7	221

	Exploration and dry hole expense	43	2	76	41	55	90	179	486

	Depreciation, depletion, amortization accretion and impairment expense	562	221	553	440	50	247	29	2,102

	Tax expense	75	4	396	401	269	80	15	1,240

Results of operations		216	7	321	114	291	54	(63)	940

1)
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2)
UK includes 100% of TSEUK's results of operations to December 17, 2012 and 51% thereafter.

3)
Other Southeast Asia includes operations in Malaysia, Vietnam, Australia/Timor-Leste and Papua New Guinea.

4)
The reporting segment entitled "Other" refers to Algeria, Colombia (49% of Equión's results of operations subsequent to January 2011 as well as Talisman's other Colombia assets), Peru, Poland, Sierra Leone, the Kurdistan Region of Iraq and, prior to its sale in 2010, Tunisia.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       87

Capitalized Costs Relating to Oil and Gas Activities

		North America		North Sea		Southeast Asia
Years ended December 31 ($ millions)		Canada	USA	UK(1)	Norway	Indonesia	Other SEA(2)	Other(3)	Total

2012
Proved properties		6,938	5,171	4,770	2,902	1,457	3,503	1,068	25,809

Unproved properties		1,186	1,006	197	1,968	194	330	891	5,772

Incomplete wells and facilities		8	–	8	2	2	6	170	196

		8,132	6,177	4,975	4,872	1,653	3,839	2,129	31,777

Less:	Accumulated depreciation, depletion and amortization	4,075	1,646	2,795	4,165	602	1,792	850	15,925

Net capitalized costs		4,057	4,531	2,180	707	1,051	2,047	1,279	15,852

2011
Proved properties		7,037	3,798	8,730	3,890	1,415	3,110	1,323	29,303

Unproved properties		1,196	1,165	195	276	192	259	389	3,672

Incomplete wells and facilities		8	–	15	52	1	45	161	282

		8,241	4,963	8,940	4,218	1,608	3,414	1,873	33,257

Less:	Accumulated depreciation, depletion and amortization	3,660	1,040	4,806	2,012	577	1,463	476	14,034

Net capitalized costs		4,581	3,923	4,134	2,206	1,031	1,951	1,397	19,223

2010
Proved properties		6,554	2,113	8,092	3,280	1,358	2,556	611	24,564

Unproved properties		669	1,202	253	258	137	574	346	3,439

Incomplete wells and facilities		15	–	28	16	16	27	43	145

		7,238	3,315	8,373	3,554	1,511	3,157	1,000	28,148

Less:	Accumulated depreciation, depletion and amortization	3,152	693	4,347	1,669	499	1,251	364	11,975

Net capitalized costs		4,086	2,622	4,026	1,885	1,012	1,906	636	16,173

1)
UK includes 100% of TSEUK's costs to December 17, 2012 and 51% thereafter.

2)
Other Southeast Asia includes operations in Malaysia, Vietnam, Australia/Timor-Leste, and Papua New Guinea.

3)
The reporting segment entitled "Other" refers to Algeria, Colombia (49% of Equión's costs subsequent to January 2011 as well as Talisman's other Colombia assets), Peru, Poland, Sierra Leone the Kurdistan Region of Iraq and, prior to its sale in 2010, Tunisia.

88       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Costs Incurred in Oil and Gas Activities

	North America		North Sea		Southeast Asia
Years ended December 31 ($ millions)	Canada	USA	UK(1)	Norway	Indonesia	Other SEA(2)	Other(3)	Total

2012
Property acquisition costs
Proved	–	2	–	–	–	19	–	21

Unproved	7	37	–	–	–	91	66	201

Exploration costs	191	11	53	79	32	117	351	834

Development costs	324	1,097	608	502	103	264	105	3,003

Decommissioning costs	81	53	305	156	3	78	33	709

Total costs incurred	603	1,200	966	737	138	569	555	4,768

2011
Property acquisition costs
Proved properties	3	208	–	15	–	11	570	807

Unproved properties	590	51	–	–	–	26	17	684

Exploration costs	93	14	52	116	105	349	248	977

Development costs	528	1,427	554	520	129	96	157	3,411

Decommissioning costs	177	35	34	95	13	3	(2)	355

Total costs incurred	1,391	1,735	640	746	247	485	990	6,234

2010
Property acquisition costs
Proved	5	133	–	–	117	–	–	255

Unproved	3	1,029	–	191	54	39	52	1,368

Exploration costs	199	19	93	87	72	163	234	867

Development costs	581	909	497	485	74	250	100	2,896

Decommissioning costs	66	(11)	470	18	6	17	7	573

Total costs incurred	854	2,079	1,060	781	323	469	393	5,959

1)
UK includes 100% of TSEUK's costs to December 17, 2012 and 51% thereafter.

2)
Other Southeast Asia includes operations in Malaysia, Vietnam, Australia/Timor-Leste, and Papua New Guinea.

3)
The reporting segment entitled "Other" refers to Algeria, Colombia (49% of Equión's costs subsequent to January 2011 as well as Talisman's other Colombia assets), Peru, Poland, Sierra Leone the Kurdistan Region of Iraq and, prior to its sale in 2010, Tunisia.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       89

Product Netbacks After Royalties(1)

Net of Royalties ($)	2012	2011	2010

North America

Oil and liquids (US$/bbl)

Sales price	69.39	75.19	62.59

Transportation	1.32	1.08	0.90

Operating costs	13.24	13.40	14.25

	54.83	60.71	47.44

Natural gas (US$/mcf)

Sales price	2.63	3.93	4.79

Transportation	0.25	0.21	0.20

Operating costs	1.40	1.21	1.48

	0.98	2.51	3.11

North Sea(2)

Oil and liquids (US$/bbl)

Sales price	111.83	110.75	80.13

Transportation	1.90	1.71	1.44

Operating costs	53.69	35.78	25.75

	56.24	73.26	52.94

Natural gas (US$/mcf)

Sales price	9.77	8.62	6.35

Transportation	1.83	1.24	0.95

Operating costs	1.32	1.90	0.79

	6.62	5.48	4.61

Southeast Asia(3)

Oil and liquids (US$/bbl)

Sales price	111.69	115.82	80.54

Transportation	1.05	1.20	0.88

Operating costs	34.09	40.99	25.07

	76.55	73.63	54.59

Natural gas (US$/mcf)

Sales price	9.28	9.30	6.72

Transportation	0.33	0.37	0.43

Operating costs	0.94	0.98	0.72

	8.01	7.95	5.57

Other(4)

Oil (US$/bbl)

Sales price	113.52	110.32	82.69

Transportation	1.39	1.76	2.87

Operating costs	12.58	11.82	11.41

	99.55	96.74	68.41

90       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Product Netbacks After Royalties(1) (continued)

Net of Royalties ($)	2012	2011	2010

Natural Gas (US$/mcf)

Sales price	4.30	4.22	–

Transportation	–	0.06	–

Operating costs	2.00	1.86	–

	2.30	2.30	–

Total Company

Oil and liquids (US$/bbl)

Sales price	104.82	107.04	78.19

Transportation	1.59	1.58	1.35

Operating costs	38.78	31.49	23.74

	64.45	73.97	53.10

Natural gas (US$/mcf)

Sales price	5.01	5.92	5.59

Transportation	0.33	0.31	0.34

Operating costs	1.38	1.24	1.22

	3.30	4.37	4.03

1)
Pursuant to US reporting practice, netbacks are calculated using US$ and production after deduction of royalty volumes.

2)
North Sea includes Norway and the UK, which includes 100% of TSEUK's netbacks prior to December 17, 2012 and 51% thereafter.

3)
Southeast Asia includes Indonesia, Vietnam, Malaysia and Australia/Timor-Leste.

4)
Other refers to Algeria, Colombia (49% of Equión's netbacks subsequent to January 2011 as well as the netbacks from Talisman's other Colombia assets) and Peru.

Delivery Commitments

Future commitments to buy, sell, exchange, process and transport oil or gas of the Company are described under note 23 entitled "Contingencies and Commitments" in the audited Consolidated Financial Statements of the Company for the year ended December 31, 2012.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       91

SCHEDULE B – AUDIT COMMITTEE INFORMATION

Composition of Audit Committee

As at February 28, 2013, Talisman's Audit Committee consists of Donald J. Carty, William R.P. Dalton, (Chairman), Michael T. Waites and Charles M. Winograd. The Board of Directors has determined that all members of the Audit Committee are "independent" and "financially literate" as defined in National Instrument 52-110 ("NI 52-110") and "independent" within the meaning of sections 303A.02 and 303A.07 of the New York Stock Exchange ("NYSE") Listed Company Manual. In addition, in accordance with NYSE corporate governance listing standards, the Board of Directors has determined that Michael T. Waites is an audit committee financial expert.

NI 52-110 states that a member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer. A material relationship is a relationship which could, in the view of the issuer's Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

In addition, an individual is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

Education and Experience

The members of Talisman's Audit Committee have education and experience relevant to the performance of their responsibilities as Audit Committee members, which includes the following:

Donald Carty served as Vice Chairman and Chief Financial Officer of Dell Inc. (global computer systems and services company) from January 2007 until mid-2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines (airline transportation company). Prior to that, Mr. Carty served as President of AMR Airline Group and American Airlines. Mr. Carty was the President and Chief Executive Officer of Canadian Pacific Airlines (airline transportation company) from March 1985 to March 1987. Mr. Carty holds an undergraduate degree and an Honorary Doctor of Laws from Queen's University and a Master's degree in Business Administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.

William Dalton was Chief Executive of HSBC Bank plc (a British clearing bank) from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and held various positions in the Canadian operations of HSBC prior to 1998. Mr. Dalton holds a Bachelor of Commerce degree (Honours) and was awarded an Honorary Doctorate (Honorary Doctor of the University) by the University of Central England in Birmingham in 2001. Mr. Dalton is a Fellow of the Chartered Institute of Bankers of the United Kingdom and the Institute of Canadian Bankers.

Michael Waites, was President and Chief Executive Officer of Finning International Inc. (heavy equipment dealer and service company) since May 2008. Mr. Waites announced his retirement from Finning in 2013, but will continue to serve as President and CEO until a replacement is appointed. Prior to that, Mr. Waites was Executive Vice President and Chief Financial Officer of Finning. He also served as a member of the Board of Directors of Finning for three years prior to his appointment as Executive Vice President and Chief Financial Officer. Prior to joining Finning in May 2006, Mr. Waites was Executive Vice President and Chief Financial Officer at Canadian Pacific Railway (railway and logistics company) since July 2000, and was also Chief Executive Officer U.S. Network of Canadian Pacific Railway. Previously, he was Vice President and Chief Financial Officer at Chevron Canada Resources (integrated oil and gas company). Mr. Waites holds a B.A. (Honours) in Economics from the University of Calgary, an MBA from Saint Mary's College of California, and a Masters of Arts, Graduate Studies in Economics, from the University of Calgary. He has also completed the Executive Program at The University of Michigan Business School.

Charles (Chuck) Winograd is Senior Managing Partner of Elm Park Credit Opportunities Fund (mid-market lending limited partnership). He is also President of Winograd Capital Inc. (external consulting and private investments firm). From 2001 to 2008, Mr. Winograd was Chief Executive Officer of RBC Capital Markets (investment bank). When RBC Dominion Securities (investment bank) acquired Richardson Greenshields in 1996, Mr. Winograd became Deputy Chairman and a director. He was appointed to the position of President and Chief Operating Officer of RBC Dominion Securities in 1998. Mr. Winograd held several executive postings in Richardson Greenshields (privately owned investment dealer) until becoming President and Chief Executive Officer in 1987 and Chairman and Chief Executive Officer in 1991. Mr. Winograd holds a Master of Business Administration degree from the University of Western Ontario and is a Chartered Financial Analyst (CFA).

92       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Audit Fees and Pre-Approval of Audit Services

The following table presents fees for the audits of the Company's annual Consolidated Financial Statements for 2012 and 2011 and for other services provided by Ernst & Young LLP:

(C$)	2012	2011

Audit and Internal Controls Attestation Fees	5,460,137	5,566,042

Audit-Related Fees	317,573	1,214,082

Tax Fees	339,224	540,861

All Other Fees(1)	796	4,910

Total	6,117,730	7,325,895

1)
Annual subscription to online accounting database.

The audit-related fees are primarily for assistance in connection with the Company's conversion to International Financial Reporting Standards, audit considerations with respect to global financial system implementation, prospectus filings, pension plan audits and attestation procedures related to cost certifications and government compliance. Tax fees are primarily for tax compliance and tax advisory services. The Audit Committee has concluded that the provision of tax services is compatible with maintaining Ernst & Young's independence.

Under the terms of reference of the Audit Committee, which follow, the Audit Committee is required to review and pre-approve the objectives and scope of the external audit work and proposed fees. In addition, the Audit Committee is required to review and pre-approve all non-audit services, including tax services, the Company's external auditors are to perform.

During 2003, the Audit Committee implemented specific procedures regarding the pre-approval of services to be provided by the Company's external auditors. These procedures specify certain prohibited services that are not to be performed by the Company's external auditors. In addition, these procedures require that, at least annually, prior to the period in which the services are proposed to be provided, the Company's management, in conjunction with the Company's external auditors, prepares and submits to the Audit Committee a complete list of all proposed services and related fees to be provided to the Company by the Company's external auditors. Under the Audit Committee pre-approval procedures, for those non-audit services proposed to be provided by the Company's external auditors that have not been previously approved by the Audit Committee, the Audit Committee has delegated to the Chairman of the Audit Committee, and to management up to a fixed value, the authority to grant pre-approvals of such services. The decision to pre-approve a service covered under this procedure is presented to the full Audit Committee at the next scheduled meeting. At each of the Audit Committee's regular meetings, the Audit Committee is provided an update as to the status of services previously approved.

Pursuant to these procedures since their implementation in 2003, 100% of each of the services relating to fees reported as audit-related, tax and all other were pre-approved by the Audit Committee or its delegate, the Chair of the Audit Committee, or management within its delegated authority.

The full text of the terms of reference for Talisman's Audit Committee follows.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       93

TERMS OF REFERENCE

Audit COMMITTEE

Mission Statement

The Audit Committee's mission is to assist the Board in fulfilling its obligations by overseeing and monitoring the Corporation's financial accounting and reporting process and the integrity of the Corporation's financial statements and its internal control over financial reporting and the external financial audit process. To fulfill this mission, the Audit Committee has received this mandate and has been delegated certain authorities that it may exercise on behalf of the Board.

Composition

At the first meeting of the Board of Directors of the Corporation after the election of Directors at the annual meeting of shareholders, the Board shall appoint an Audit Committee comprised of not less than three and not more than six Directors of the Corporation. Each member of the Audit Committee shall be independent (as required by applicable securities laws and stock exchange rules). At least one member of the Audit Committee shall be an audit committee financial expert and all members of the Audit Committee shall have an appropriate level of financial literacy as required under applicable stock exchange rules and securities laws and determined by the Board from time to time. The Board may replace or remove from the Audit Committee any member at any time.

The Chair of the Audit Committee shall be appointed by the Board at the meeting of the Board referred to above. The Chair shall preside as chair at each Committee meeting, lead Committee discussion on meeting agenda items and report to the Board, on behalf of the Committee, with respect to the proceedings of each Committee meeting. The Audit Committee shall designate a Secretary to the Audit Committee who may be a member of the Audit Committee or an officer or employee of the Corporation. The Secretary shall keep minutes and records of all meetings of the Audit Committee. In the event that either the Chair or the Secretary is absent from any meeting, the members present shall designate any Director present to act as Chair and shall designate any Director, officer or employee of the Corporation to act as Secretary.

Meetings

Meetings of the Audit Committee, including telephone conference meetings, shall be held at such time and place as the Chair of the Audit Committee may determine. Notice of meetings shall be given to each member not less than 24 hours before the time of the meeting, provided that meetings of the Audit Committee may be held without formal notice if all of the members are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.

Notice of meeting may be given verbally or delivered personally, given by mail, facsimile or other electronic communication and need not be accompanied by an agenda or any other material. The notice shall however specify the purpose or purposes for which the meeting is being held.

At the request of the auditor of the Corporation (the "Auditor"), the Chief Executive Officer, the Chief Financial Officer or a member of the Audit Committee, the Chair shall call and convene a meeting of the Audit Committee.

A majority of the members of the Audit Committee present shall constitute a quorum. No business may be transacted by the Audit Committee except at a meeting of its members at which a quorum of the Audit Committee is present.

The Audit Committee shall meet at least quarterly.

Representatives of the Auditor and management of the Corporation shall have access to the Audit Committee each in the absence of the other.

The Auditor shall be notified of all meetings of the Audit Committee and, when appropriate, it may attend and be heard at any such meeting and shall attend if requested to do so by a member of the Audit Committee.

Any matter the Audit Committee does not unanimously approve will be referred to the Board for consideration.

No alteration to the roles and responsibilities of the Audit Committee shall be effective without the approval of the Board of Directors.

The Audit Committee shall review the adequacy of these Terms of Reference on an annual basis and recommend any changes it considers appropriate to the Governance and Nominating Committee, which shall in light of the Corporation's governance structure and framework recommend any changes it considers appropriate to the Board of Directors.

94       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

Role and Responsibilities

A. Financial statements and other financial information

The Audit Committee shall oversee the Corporation's financial reporting process on behalf of the Board and report on the results of these activities to the Board including:

1.
review the Corporation's interim and annual financial statements and management's discussion and analysis of operations which accompanies such financial statements and, if determined to be satisfactory, in the case of the interim documents, approve them, and in the case of the annual documents, recommend them to the Board for approval;

2.
review the interim and annual earnings press release prior to their filing or publication;

3.
ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure referred to in items 1 and 2 above, and periodically assess the adequacy of those procedures;

4.
review the appropriateness of any report or opinion proposed to be rendered in connection with the year end consolidated financial statements;

5.
review the nature, substance and appropriateness of significant accruals, reserves and other estimates;

6.
review the appropriateness of impairment provisions;

7.
review with the Auditor and with the management of the Corporation and, if determined to be satisfactory, approve on behalf of the Board all financial statements included in a prospectus or other similar document; and

8.
review and assess regularly:

a)
the quality and acceptability of accounting policies and financial reporting practices used by the Corporation;

b)
any significant new or proposed changes in financial reporting and accounting policies, practices or standards that may affect or be adopted by the Corporation;

c)
the key financial estimates and judgments of management that may be material to the financial reporting of the Corporation;

d)
policies related to financial disclosure risk assessment and management;

e)
responses by management to material information requests from government or regulatory authorities which may have an impact on the financial reporting of the Corporation; and

f)
presentations given by management and the Auditor regarding the accounting treatment of large transactions.

9.
review and, if determined to be satisfactory, approve the annual financial statements and, where required by law, audited financial statements of the Corporation's pension plans, based on advice from the Pension Management Committee; and

10.
appoint and, where necessary, terminate auditors of the Corporation's pension plans, based on advice from the Pension Management Committee.

B. External Audit

The Auditor shall be ultimately accountable to the shareholders of the Corporation, who shall be represented by the Board of Directors and the Audit Committee in their dealings with the Auditor. The Audit Committee shall recommend to the Board the auditor that will be proposed at the annual shareholders' meeting for appointment as the Auditor for the ensuing year. The Auditor shall report directly to the Audit Committee, which shall be responsible for compensation and retention of the Auditor and oversight of the Auditor's work (including resolution of disagreements between management and the Auditor regarding financial reporting).

At least annually, the Audit Committee shall require that the Auditor provide a formal written statement describing: (i) the firm's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (iii) all relationships between the Auditor and the Corporation (see also section D.1).

With respect to (iii) above and for more clarity, annually the Audit Committee shall obtain a written letter from the Auditor pursuant to the Independence Standards Board standard #1 disclosing all relationships between the Auditor and its related entities and the Corporation and its related entities, and confirming the Auditor's independence from the Corporation.

The Audit Committee shall not recommend to the Board that an auditor be appointed as the Auditor if the Corporation's Chief Executive Officer, Chief Financial Officer or Controller was employed by the auditor and participated in any capacity in the Corporation's audit during the one-year period preceding the date of the initiation of the Corporation's audit for which the Audit

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       95

Committee is recommending the appointment. The Audit Committee shall review management's policies for hiring partners, employees and former partners and employees of the Auditor and former external auditor of the Corporation. The Audit Committee further shall ensure the independence of the Auditor by reviewing, and discussing with the Board if necessary, any relationships that may adversely affect the independence of the Auditor.

The Audit Committee shall review the planning and results of external audit activities and the ongoing relationship with the Auditor. In this regard the Audit Committee shall:

1.
review and, if determined to be satisfactory, pre-approve the terms of the annual external audit engagement plan, including but not limited to the following:

a)
engagement letter;

b)
objectives and scope of the external audit work;

c)
materiality limit;

d)
areas of audit risk;

e)
staffing;

f)
timetable; and

g)
proposed fees;

2.
annually, or as otherwise required by the Audit Committee, review a written report from the Auditor on the critical accounting policies of the Corporation;

3.
review and, if determined to be satisfactory, pre-approve all non-audit services, including tax services, the Auditor is to perform, and it shall consider the impact the provision of such services could have on the independence of the external audit work. The Audit Committee may delegate this authority to grant pre-approvals to one or more designated members of the Audit Committee, provided that such delegates present their decisions to pre-approve services to the full Audit Committee at each of its scheduled meetings. The Audit Committee shall not permit the Auditor to perform any non-audit service prohibited by law applicable to the Corporation;

4.
meet with the Auditor and management to discuss the Corporation's annual financial statements and the Auditor's report, the interim financial statements, and management's discussion and analysis relating to both the annual and interim financial statements. Meetings with the Auditor and management shall be held separately, periodically, as scheduled by the Audit Committee;

5.
review and advise the Board with respect to the conduct and reporting of the annual external audit, including but not limited to the following:

a)
any audit problems or difficulties encountered, and management's response thereto, and any restriction imposed by management during the annual audit;

b)
any significant accounting or financial reporting issue;

c)
the Auditor's evaluation of the Corporation's system of internal controls and related procedures and documentation;

d)
the post audit or management letter containing any of the Auditor's findings or recommendations, including management's response thereto and the subsequent follow-up to any identified control weaknesses; and

e)
any other matters that the Auditor brings to the attention of the Audit Committee;

6.
prepare an Audit Committee report to be included in the Corporation's annual corporate governance disclosure; and

7.
fix the remuneration of the Auditor.

C. Internal Audit

The Audit Committee shall oversee the internal audit function of the Corporation and the relationship of the internal auditor with management. Periodically, the Audit Committee shall meet separately with each of the internal auditor and management. To this end, the Audit Committee shall:

1.
review and consider the appropriateness of the internal audit function and organizational framework, including the internal audit plan and resources;

2.
review and approve the internal audit charter;

3.
be involved in the appointment or removal of the internal auditor;

96       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

4.
support the independence of the internal audit function and the internal auditor; and

5.
review the findings of the internal auditor for purposes of considering the appropriateness of follow-up plans (see also section D.1.).

D. Internal Financial Control and Information Systems

The Audit Committee will review and obtain reasonable assurance that the internal financial control and information systems are operating effectively to produce accurate, appropriate and timely financial information. In this regard the Audit Committee will:

1.
obtain reasonable assurance by discussions with and reports from management, the internal auditor and the Auditor, that:

a)
the information systems, security of information and disaster recovery plans are adequate and reliable; and

b)
the internal control systems and procedures are properly designed and effectively implemented;

2.
review the appointment of the Chief Financial Officer prior to his or her appointment and the adequacy of accounting and finance resources, as required; and

3.
ensure that direct and open communication exists among the Audit Committee, the Auditor and the internal auditor.

E. Insurance

The Audit Committee shall review insurance coverage of significant business risks and uncertainties.

F. Subsidiaries

The Audit Committee shall receive a report on the Corporation's material Subsidiaries, as requested from time to time, concerning any material non-routine structures e.g. special purpose entities, off balance sheet items or partnership arrangements.

G. Tax

The Audit Committee shall receive regular reports from management on the status of tax filings including:

a)
the status of accounts for withholdings from employees and remittances of source deductions, as well as any required remittances for sales taxes and excise duty;

b)
confirmation that returns, withholdings and remittances have been made during relevant periods; and

c)
if applicable, major associated issues.

H. Legal

The Audit Committee shall receive periodic reports from the General Counsel on legal matters affecting financial disclosure, including claims, potential claims and changes to legislation.

I. Investigations and Access to Management

The Audit Committee shall have the authority to direct and to supervise the investigation into any matter brought to its attention within the scope of its duties. It shall establish procedures for the receipt, retention and treatment of (i) complaints the Corporation may receive regarding accounting, internal accounting controls, or auditing matters, and (ii) confidential, anonymous submissions from Corporation employees expressing concern regarding questionable accounting or auditing matters.

The Audit Committee has the authority to engage independent counsel and other advisers having special competencies, as it determines necessary to carry out its duties. The Audit Committee shall determine the appropriate amount of funding the Corporation shall provide for compensation of any such advisors.

In carrying out its responsibilities, the Audit Committee shall have access to such members of the Corporation's management as appropriate, including the persons having responsibility for:

1.
insurable risks, foreign currency and interest rate exposure and related derivatives;

2.
tax exposures and related reserves;

3.
systems security and system integrity recovery plans;

4.
compliance with domestic and international regulatory requirements (such as the Corruption of Foreign Public Officials Act and Foreign Corrupt Practices Act) and material legal exposures;

5.
plans and actions taken with respect to commodity price hedging;

6.
financial accounting; and

7.
internal audit.

TALISMAN ENERGY ANNUAL INFORMATION FORM 2012       97

The Audit Committee shall receive from management copies of any report or inquires of a material nature from regulators or government bodies which is relevant to the responsibilities of the Audit Committee set out in this mandate and of management's responses thereto.

J. General

The Audit Committee shall review corporate policies that are within the scope of the roles and responsibilities specified by these terms of reference prior to submission for approval by the Board; monitor compliance on a regular basis; and ensure these policies are periodically reviewed and kept current.

The Audit Committee shall perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law and stock exchange requirements.

In respect of matters within its purview under this mandate and delegation, the Audit Committee shall assist the Board in its oversight of the Corporation's compliance with legal and regulatory requirements.

The Audit Committee shall report to the Board at each regularly scheduled Board meeting next succeeding any Committee meeting.

The Audit Committee shall evaluate its own performance annually.

98       TALISMAN ENERGY ANNUAL INFORMATION FORM 2012

TALISMAN ENERGY INC.

Suite 2000, 888 – 3rd Street SW
Calgary, Alberta, Canada T2P 5C5

P 403.237.1234  F 403.237.1902
 E tlm@talisman-energy.com

www.talisman-energy.com

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  Exhibit 99.5